 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172135

PROSPECTUS

CHINA INDUSTRIAL STEEL INC.

 2,580,022 Shares of Common Stock

Offered by Selling Stockholders

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 2,580,022 shares of our common stock, par value $.0001 per share.  The common stock has already been issued to the selling stockholders in private placement transactions which closed in January 2011 and February 2011, that were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.

The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering.

We have set an offering price for these securities at $4.50 per share of common stock offered through this prospectus. The $4.50 per share offering price of our common stock was determined based on the price per share of our common stock in our most recent private placement transaction, which was consummated in February 2011. Under the February 2011 private placement, we sold 1,000 units at a price of $4.50 per unit, with each unit consisting of: (i) one share of our common stock, (ii) one three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share, and (iii) one three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. Accordingly, the $4.50 price was based on negotiations between the Company and the investors.

Similarly, under the January 2011 private placement, we sold we sold an aggregate of 2,579,022 units at $1.50 per unit with each unit consisting of: (i) one share of our common stock, and (ii) a three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share.

We are registering the shares contained in the units sold in the January 2011 and February 2011 private placement transactions on behalf of the selling stockholders. The selling stockholders will sell their shares of our common stock at a price of $4.50 per share until shares of our common stock are quoted on the Over-The-Counter (OTC) Bulletin Board, or listed for trading or quoted on any other public market, and thereafter, from time to time, at prevailing market prices or privately negotiated prices. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will pay all of the registration expenses incurred in connection with this offering (estimated to be approximately $35,348), but the selling stockholders will pay all of their selling commissions, brokerage fees and related expenses.

Our common stock is not currently quoted on any exchange or inter-dealer market. We cannot give you any assurance that an active trading market in our common stock will develop, or if an active market does develop, that it will continue.

The shares are being offered by the selling stockholders in anticipation of the development of a secondary trading market in our common stock.

Investing in our common stock involves a high degree of risk. You may lose your entire investment. See “Risk Factors” beginning on page 7 for a discussion of certain risk factors that you should consider. You should read the entire prospectus before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 28, 2011

Until _____________, 2011 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information other than that contained in this prospectus. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. The prospectus will be updated and updated prospectuses will be made available for delivery to the extent required by the federal securities laws.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the selling stockholders, the securities or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or any selling stockholder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. The prospectus will be updated and updated prospectuses will be made available for delivery to the extent required by the federal securities laws.

When used in this prospectus, the terms:

●	“China Industrial Steel,” the "Company," "we," "our" and "us" refers to China Industrial Steel Inc., a Maryland company.

●	“Northern Steel” refers to our wholly-owned subsidiary, Northern Steel Inc., a Colorado corporation.

●	"Nuosen" refers to Northern Steel’s wholly owned subsidiary, Nuosen (Handan) Trading Co. Ltd., a wholly foreign-owned enterprise (“WFOE”) organized under the laws of the People’s Republic of China.

●
"Hongri Metallurgy" refers to our variable interest entity, Handan Hongri Metallurgy Co., Ltd., a Chinese company that together with the shareholders of Hongri Metallurgy, has entered into a series of agreements with Nuosen that:

●	give Nuosen control over the board of directors, officers, operations and finances of Hongri Metallurgy (see “Description of Business - Corporate History” beginning on page 52 of this prospectus).

●	allow us to consolidate Hongri Metallurgy’s financial statements under GAAP (see “Description of Business - Corporate History” beginning on page 52 of this prospectus).

●	“Hongri Metallurgy Shareholders” refers to the shareholders of Hongri Metallurgy.

●	"Yuan" or "RMB" refer to the Chinese Yuan (also known as the Renminbi). According to the currency website xe.com, as of February 6, 2011, $1 = 6.557 Yuan.

●	"PRC" or "China" refers to the People's Republic of China.

●
"OTC Bulletin Board" or the "OTCBB" refers to the Over-the-Counter Bulletin Board, an electronic quotation system for equity securities overseen by the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers), which is accessible through its website at www.otcbb.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER
INFORMATION CONTAINED IN THIS PROSPECTUS

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) projected sales, profitability, and cash flows, (b) growth strategies, (c) anticipated trends, (d) future financing plans and (e) anticipated needs for working capital. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plans," "potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" or the negative of these words or other variations on these words or comparable terminology. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Plan of Operation" and "Business," as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of the forward-looking statements in this report may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and the consolidated financial statements and the related notes before making an investment decision. Contents from our website, www.chinaindustrialsteel.com,are not part of this prospectus.

THE COMPANY

Business Overview

 We are a holding company that, through our wholly-owned subsidiary Nuosen and our variable interest entity (“VIE”) Hongri Metallurgy, produces and sells steel plate, bar and billet in China. The Company currently operates four production lines with an aggregate production capacity of 2.3 million metric tons of steel per year from its headquarters on approximately 1,000 acres in Handan City in Hebei Province, PRC.

We have a strategic relationship with Wu’an Yuanbaoshan Industrial Group Co., Ltd. (“YBS Group”), a multi-industrial conglomerate, which, among other things, is engaged in the production of pig iron, cement, and the operation of a gas power plant. Under the laws of the PRC, certain restrictions are placed on round trip investments through an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents as well as on foreign investment in iron and steel industry. To comply with these restrictions, on August 1, 2010, Northern Steel, through Nuosen, entered into a Entrusted Management Agreement, Exclusive Option Agreement, and a Covenant Letter (collectively, the “Entrusted Agreements”) with Hongri Metallurgy and the shareholders of Hongri Metallurgy, Fakei Investment (Hongkong) Limited (“Fakei”) and YBS Group, (Fakei and YBS Group are collectively referred to as the “Hongri Metallurgy Shareholders”).    We issued 44,083,529 restricted shares of our common stock to Karen Prudente, a U.S. resident who entered into call option agreements (collectively, the “Call Option Agreements”) respectively with the shareholders of YBS Group, for YBS Group entering into the Entrusted Agreements. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei, for Fakei entering into the Entrusted Agreements. According to the Call Option Agreements, Karen Prudente would transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. These restricted shares issued to Karen Prudente and Fakei were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. As a result of the aforementioned transaction, the shareholders of YBS Group and Fakei obtained control of the Company.

We serve various industries and produce a variety of steel products, including billet, steel plate and steel bar.  While the vast majority of our sales are made to distributors and traders, our products are typically used in ship building, construction, industrial manufacturing and infrastructure projects. Steel billet is also occasionally sold to end users to develop into plates and bars.

Our principal executive offices are located at 110 Wall Street – 11th Floor, New York, NY, 10005 and our U.S. telephone number is (646) 328-1502 and the telephone number at our production facility in the PRC is (86)-310-5919498.

Corporate History

We were incorporated in the State of Maryland on January 27, 2010.

On February 5, 2010, we formed Northern Steel Inc., a Colorado corporation as our wholly-owned subsidiary. On July 15, 2010, Northern Steel formed Nuosen (Handan) Trading Co. Ltd. (“Nuosen”), a limited liability company organized under the laws of the PRC, as its wholly-owned subsidiary (commonly termed as “WOFE” under PRC law).

Under the laws of the PRC, certain restrictions are placed on round trip investments through an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents as well as on foreign investment in iron and steel industry. To comply with these restrictions, on August 1, 2010, Northern Steel, through Nuosen, entered into a Entrusted Management Agreement, Exclusive Option Agreement, and a Covenant Letter (collectively, the “Entrusted Agreements”) with Hongri Metallurgy and the shareholders of Hongri Metallurgy, Fakei Investment (Hongkong) Limited (“Fakei”) and Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. (“YBS Group”), (Fakei and YBS Group are collectively referred to as the “Hongri Metallurgy Shareholders”).    We issued 44,083,529 restricted shares of our common stock to Karen Prudente, a U.S. resident who entered into call option agreements (collectively, the “Call Option Agreements”) respectively with the shareholders of YBS Group, for YBS Group entering into the Entrusted Agreements. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei, for Fakei entering into the Entrusted Agreements. According to the Call Option Agreements, Karen Prudente would transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. Karen Prudente’s role with respect to the restricted shares held by the shareholders of YBS Group  is to manage the trust of the shareholders of YBS Group. While Ms. Prudente exercises sole voting power with respect to the shares held in the name of the shareholders of YBS Group, she disclaims beneficial ownership of such shares. These restricted shares issued to Karen Prudente and Fakei were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. As a result of the aforementioned transaction, the shareholders of YBS Group and Fakei obtained control of the Company.

Generally, we provide Hongri Metallurgy with management services pursuant to the Entrusted Agreements, the material terms which are as follows:

•	Entrusted Management Agreement – pursuant to this agreement entered into by and among the Hongri Metallurgy Shareholders, Hongri Metallurgy, and Nuosen, the Hongri Metallurgy Shareholders and Hongri Metallurgy entrust the management of Hongri Metallurgy to Nuosen until (a) the winding up of Hongri Metallurgy, or (b) the date on which Nuosen acquires Hongri Metallurgy. During the term, Nuosen is fully and exclusively responsible for the management of Hongri Metallurgy. In consideration of such services, the Hongri Metallurgy Shareholders and Hongri Metallurgy will pay a fee to Nuosen as set forth in the agreement. The fee payable to Nuosen by Hongri Metallurgy shall be equal to the before-tax profit of Hongri Metallurgy since August 1, 2010, when such agreement became effective. However, the Company currently intends to either reinvest or retain all of the income granted by Hongri Metallurgy for strategic expansion purposes into the foreseeable future.

•
Exclusive Option Agreement – pursuant to this agreement entered into by and among Nuosen, the Hongri Metallurgy Shareholders, and Hongri Metallurgy, the Hongri Metallurgy Shareholders grant Nuosen an irrevocable exclusive purchase option to purchase all or part of the shares of Hongri Metallurgy, currently owned by any of the Hongri Metallurgy Shareholders. Further, Hongri Metallurgy grants Nuosen an irrevocable exclusive purchase option to purchase all or part of the assets and business of Hongri Metallurgy. Nuosen and the Hongri Metallurgy Shareholders will enter into relevant agreements regarding the price of acquisition based on the circumstances of the exercise of the option, and the consideration shall be refunded to Nuosen or Hongri Metallurgy at no consideration in an appropriate manner decided by Nuosen. Upon the exercise of the option, Nuosen will be subject to non-competition restrictions as set forth in the agreement.

•
Covenant Letter – pursuant to this letter, the Hongri Metallurgy Shareholders irrevocably covenant that without the prior written consent of Nuosen, the Hongri Metallurgy Shareholders would not transfer, pledge, or create any encumbrance in other way on all or part of the contribution and share equity of Hongri Metallurgy, or increase or decrease the registered capital of Hongri Metallurgy, or divide or merge the Company or conduct any other activity which would change the registered capital or shareholding structure of Hongri Metallurgy.

Through the Entrusted Agreements, we have the ability to substantially influence Hongri Metallurgy’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of the Entrusted Agreements, which enable us to control Hongri Metallurgy and operate our business in the PRC through Hongri Metallurgy, we are considered the primary beneficiary of Hongri Metallurgy.

Although we have no equity ownership interest in Hongri Metallurgy, we are entitled to receive all the profits of Hongri Metallurgy, and we are obligated to pay its debts to the extent that Hongri Metallurgy does not have enough funds to repay such debts.

As a result of the foregoing, we are required to consolidate the financial statements of Hongri Metallurgy under GAAP.

Call Option Agreement

Liu Shenghong, our Chairman of Board of Directors and one of the shareholders of YBS Group and other several the shareholders of YBS Group (each of them, a “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with Karen Prudente, the nominee and trustee of YBS Group, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as outlined in the Call Option Agreements: the Option may be exercised, in whole or in part, in accordance with the following schedule:  34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014.

Corporate Structure

The following diagram sets forth the current corporate structure of the Company:

China Industrial Steel Inc.*
(a Maryland corporation)
100% ownership
Northern Steel Inc.
(a Colorado corporation)
100% ownership
Nuosen (Handan) Trading Co. Ltd.
(a PRC company)
Contractual Relationship
100% Voting Power
Entitled to Profit & Loss
Hebei Wu'an Yuanbaoshan Industry Group Co., Ltd.
(a PRC company)
70% ownership
Handan Hongri Metallurgy Co. Ltd.
(a PRC company)
30% ownership
Fakei Investment (Hongkong) Limited
(a PRC company)

* Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. and Fakei Investment (Hongkong) Limited own 44,083,529 and 17,493,463, respectively, of our shares.

Summary Financial Information

Total sales for the year ended December 31, 2010 were $573,666,684, an increase of $16,911,724, or 3%, compared to $556,754,960 in 2009. Among the increased revenues, approximately $108 million increase was due to the increase in sales price; $26 million increase was attributable to new products – steel bars; offset by lower selling quantity due to various market conditions of approximately $115 million and a reduction of $2 million from sale of byproducts. Net income totaled $25,770,440 in 2010, a decrease of $32,390,537, or (56)%, compared to the net income of $58,160,977 in 2009. The decrease of net income was attributable primarily to the restriction of production due to “energy-saving and emission-reduction” control initiatives implemented by the PRC government and its related impact on sales volume together with the increased prices of raw materials which had a significant negative impact on the Company’s gross profit rate and net income.

THE OFFERING

Offering By Selling Stockholders

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 2,580,022 shares of our common stock.

The common stock has already been issued to the selling stockholders through a series of private placement transactions which closed in February 2011 that were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended. No shares are being offered for sale by the Company.

The Company	China Industrial Steel Inc.

Selling stockholders
The selling stockholders named in this prospectus are existing stockholders of our Company who purchased shares of our Common Stock from us in the private placement transactions which closed in January 2011 and February 2011.  The issuance of the shares by us to the selling stockholders was exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. See “Selling Stockholders.”

Capitalization
Common Stock, par value $0.0001 per share
980,000,000 authorized
73,542,058  issued and outstanding as of February 7, 2011
10,000,000 shares of Series A Preferred Stock, $0.0001 par value, authorized, none of which are issued and outstanding as of February 7, 2011
10,000,000 shares of Blank Check Preferred Stock, $0.0001 par value, authorized, none of which are issued and outstanding as of February 7, 2011

Common stock outstanding prior to offering	73,542,058
Common stock offered by the Company	0
Common Stock to be outstanding after the offering	73,542,058
Total shares of common stock offered by selling stockholders	2,580,022
Common stock to be outstanding after the offering	73,542,058
Use of Proceeds	We will not receive any of the proceeds from the sales of the shares by the selling stockholders.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATED TO OUR BUSINESS

Steel consumption is cyclical and worldwide overcapacity in the steel industry and the availability of alternative products has resulted in intense competition, which may have an adverse effect on our profitability and cash flow.

Steel consumption is highly cyclical and generally follows general economic and industrial conditions both worldwide and in various smaller geographic areas. The steel industry has historically been characterized by excess world supply. This has led to substantial price decreases during periods of economic weakness, which have not been offset by commensurate price increases during periods of economic strength. Substitute materials are increasingly available for many steel products, which may further reduce demand for steel. Additional overcapacity or the use of alternative products could have a material adverse effect upon our results of operations.

Rapidly growing demand and supply in China and other developing economies may result in additional excess worldwide capacity and falling steel prices, which could adversely impact our results.

Over the last several years steel consumption in China and other developing economies such as India has increased at a rapid pace. Steel companies have responded by developing plans to rapidly increase steel production capability in these countries and entered into long-term contracts with iron ore suppliers in Australia and Brazil. Steel production, especially in China, has been expanding rapidly and could be in excess of Chinese demand depending on continuing growth rates. Because China is now the largest worldwide steel producer, any significant excess in Chinese capacity could have a major impact on domestic and international steel trade and prices.

Our subsidiary Hongri Metallurgy's business will suffer if it cannot obtain, maintain or renew necessary filings, approvals, permits or licenses.

All PRC enterprises in the iron and steel industry are required to obtain from various PRC governmental authorities certain permits and licenses, including, without limitation, a business license, a pollution emission license and a National Industrial Product Manufacture License and filing and approval for the production capacity of fixed asset investments.

These filings, approvals, permits and licenses are subject to periodic renewal and/or reassessment by the relevant PRC government authorities, and the standards of compliance required in relation thereto may from time to time be subject to change. Hongri Metallurgy intends to obtain and apply for renewal and/or reassessment of such filings, approvals, permits and licenses when required by applicable laws. However, we cannot assure you that Hongri Metallurgy can obtain, maintain or renew the filings, approvals, permits and licenses or accomplish the reassessment of such permits and licenses in a timely manner. Any changes in compliance standards, or any new laws or regulations that may prohibit or render it more restrictive for us to conduct Hongri Metallurgy's business or increase its compliance costs may adversely affect our operations or profitability. Any failure by Hongri Metallurgy to obtain, maintain or renew the filings, licenses, permits and approvals may have an adverse effect on the operation of Hongri Metallurgy's business.

Hongri Metallurgy is also required to conduct an environmental impact assessment and file such assessment with the local government, as well as to obtain the approval of construction project environment protection completion acceptance from Environmental Protection Bureau of Hebei Province for the production lines. Hongri Metallurgy intends to obtain and apply for the environmental impact assessment and application for construction project environment protection completion acceptance for its production lines. We cannot assure you that Hongri Metallurgy can obtain the requisite approval for the environmental impact assessment and construction project environment protection completion acceptance in a timely manner. Any failure by Hongri Metallurgy to make the filing and obtain the approval for environmental impact assessment may subject Hongri Metallurgy to a fine of approximately RMB 50,000 to RMB 200,000 and any failure by Hongri Metallurgy to obtain the approval of construction project environment protection completion acceptance may subject Hongri Metallurgy to halt the operation or production and a fine up to RMB 100,000, and as a result may have a material adverse effect on Hongri Metallurgy's production and business.

Environmental compliance and remediation could result in substantially increased capital requirements and operating costs.

Our operating subsidiary, Hongri Metallurgy, is subject to numerous Chinese provincial and local laws and regulations relating to the protection of the environment. These laws continue to evolve and are becoming increasingly stringent. The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. Our consolidated business and operating results could be materially and adversely affected if our operating subsidiaries were required to increase expenditures to comply with any new environmental regulations affecting its operations.

We may require additional capital in the future and we cannot assure that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to stockholdings.

The development of high quality precision steel requires substantial funds. Sourcing external capital funds for product development and requisite capital expenditures are key factors that have and may in the future constrain our growth, production capability and profitability. To achieve the next phase of our corporate growth, increased production capacity, successful product development and additional external capital will be necessary. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all. Any sale of a substantial number of additional shares of common stock or securities convertible into common stock will cause dilution to the holders of our common stock and could also cause the market price of our common stock to decline.

Because we have entered into a significant number of related party transactions through the course of our routine business operations, there is a risk that we may not be able to control the valuation of such transactions, which could then adversely impact our profitability.

Hongri Metallurgy is 70% owned by YBS Group, who is a major shareholder of some other steel production related companies, mainly Hongrong Iron and Steel Co. Ltd., Wu'an Baoye Coke Industrial Co. Ltd., Wu'an Yuanbaoshan Cement Plant, Wu'an Yuanbaoshan Ore Treatment Plant, Wu'an Yuanbaoshan Industrial Group Go. Ltd - Gas Station and Wu’an Yeijin Iron Co. Ltd.  In the course of our normal business operations, Hongri Metallurgy has purchased raw materials and supplies from these companies and made advances to or owed cash to these companies in respect of these purchases. Hongri Metallurgy has also engaged in sales of its products to the YBS Group. Because such related party transactions may not always be completed at arm’s-length due to their nature, we may not be able to control the valuation of such transactions and as a result, there is a risk that the value of such related party transactions exceeds market value, which could ultimately impact our profitability.

We face significant competition from competitors who have greater resources than we do, and we may not have the resources necessary to successfully compete with them.

There are many manufacturers of steel products in China.  Our business is in an industry that is becoming increasingly competitive and capital intensive, and competition comes from manufacturers located in China as well as from international competition. Our competitors may have financial resources, staff and facilities substantially greater than ours and we may be at a competitive disadvantage compared with larger companies.

We are dependent on our Chinese manufacturing operations to generate our income and profits, and the deterioration of any current favorable local conditions may make it difficult or prohibitive to continue to operate or expand in China.

Our manufacturing operations are located in China and could be affected by, among other things:

•	economic and political instability in China, including problems related to labor unrest;
•	lack of developed infrastructure;
•	variances in payment cycles;
•	currency fluctuations;
•	employment and severance taxes;
•	compliance with local laws and regulatory requirements;

Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate or expand our facilities in China.

We may not be able to pass on to customers the increases in the costs of our raw materials, particularly crude steel.

We require substantial amounts of raw materials in our business, principally iron ore. Any substantial increases in the cost of iron ore could adversely affect our financial condition and results of operations. The availability and price of iron ore depends on a number of factors outside our control, including general economic conditions, domestic and international supply and tariffs. Increased domestic and worldwide demand for iron ore has had and will continue to have the effect of increasing the prices that we pay for these raw materials, thereby increasing our cost of goods sold. Generally, there is a potential time lag between changes in prices under our purchase contracts and the point when we can implement a corresponding change under our sales contracts with our customers. As a result, we can be exposed to fluctuations in the price of raw materials, since, during the time lag period, we may have to temporarily bear the additional cost of the change under our purchase contracts, which could have a material adverse effect on our profitability. If raw material prices were to increase significantly without a commensurate increase in the market value of our products, our financial condition and results of operations would be adversely affected.

Although we are dependent on a steady flow of raw materials for our operations, we do not have in place long-term supply agreements for all of our material requirements.

As a substantial portion of our raw material requirements is met by Wu'an Yuanbaoshan Industrial Group Co., Ltd. through a strategic relationship.  However, we do not currently have long-term supply contracts with any particular supplier, including Wu'an Yuanbaoshan Industrial Group Co., Ltd., to assure a continued supply of the raw materials we need in our operations. While we maintain good relationships with our suppliers, the supply of raw materials may nevertheless be interrupted on account of events outside our control, which will negatively impact our operations.

The loss of any key executive or our failure to attract and retain key personnel could adversely affect our future performance, strategic plans and other objectives.

The loss or failure to attract and retain key personnel could significantly impede our future performance, including product development, strategic plans, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, but particularly upon our Chairman, Mr. Liu Shenghong, our Chief Engineer and Plant Manager, Mr. Pan Rutai, and our Chief Financial Officer, Mr. Xiaolong Zhou. We do not currently have in place key man life insurance for these executive officers. To the extent that the services of these officers would be unavailable to us, we would be required to recruit other persons to perform the duties performed by them. We may be unable to employ other qualified persons with the appropriate background and expertise to replace these officers and directors on terms suitable to us.

We may not be able to retain, recruit and train adequate management and production personnel. We rely heavily on those personnel to help develop and execute our business plans and strategies, and if we lose such personnel, it would reduce our ability to operate effectively.

Our continued operations are dependent upon our ability to identify and recruit adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by our operations. With the economic growth currently being experienced in China, competition for qualified personnel is substantial, and there can be no guarantee that a favorable employment climate will continue and that wage rates we must offer to attract qualified personnel will enable us to remain competitive internationally. The inability to attract such personnel or the increased cost of doing so could reduce our competitive advantage relative to other precision steel producers, reducing or eliminating our growth in revenues and profits.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires our products and services meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including, but not limited to:

•	quality;
•	price competitiveness;
•	technical expertise and development capability;
•	innovation;
•	reliability and timeliness of delivery;
•	product design capability;
•	operational flexibility;
•	customer service; and
•	overall management.

Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the precision steel industry.

We depend upon independent distributors for a significant portion of our sales revenue, and we cannot be certain that sales to these distributors will continue. If sales to these distributors do not continue, then our sales may decline and our business may be negatively impacted.

We currently supply our steel products in the Chinese domestic market. For the year ended December 31, 2010, there were ten (10) major customers that accounted for approximately 63.05% of the Company's total sales. Two customers accounted for 18% and 10% of sales, respectively. We do not enter into long-term contracts with our customers and therefore cannot be certain that sales to these customers will continue. The loss of any of our largest customers would likely have a material negative impact on our sales revenues and business.

Defects in our products could impair our ability to sell products or could result in litigation and other significant costs.

Detection of any significant defects in our precision steel products may result in, among other things, delay in time-to-market, loss of market acceptance and sales of its products, diversion of development resources, injury to our reputation, litigation or fines, or increased costs to correct such defects. Defects could harm our reputation, which could result in significant costs and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins.

Failure to optimize our manufacturing potential and cost structure could materially increase our overhead, causing a decline in our margins and profitability.

We strive to utilize the manufacturing capacity of our facilities fully but may not do so on a consistent basis. Our factory utilization is dependent on our success in, among other things:

•	accurately forecasting demand;
•	predicting volatility;
•	timing volume sales to our customers;
•	balancing our productive resources with product mix; and
•	planning manufacturing services for new or other products that we intend to produce.

Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including, but not limited to:

•	utilization rates of manufacturing lines;
•	downtime due to product changeover;
•	impurities in raw materials causing shutdowns; and
•	maintenance of contaminant-free operations.

Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.

Moreover, our cost structure is subject to fluctuations from inflationary pressures in China and specific geographic regions where we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed our budget and adversely affect our operating results.

Our production facilities are subject to risks of power shortages and risks of halts in production due to government action, which may adversely affect our ability to meet our customers’ needs and reduce our revenues.

Many cities and provinces in China have suffered serious power shortages since 2004. Many of the regional grids do not have sufficient power generating capacity to fully satisfy the increased demand for electricity driven by continual economic growth and persistent hot weather. Local governments have occasionally required local factories to temporarily shut down their operations or reduce their daily operational hours in order to reduce local power consumption levels.

In September 2010, the Company was forced to stop production with all other local steel manufacturers in order to fulfill the quota of “energy-saving and emission-production” by the local government.  There is a risk that our operations may be affected by those administrative measures at another time in the future, thereby causing material production disruption and delay in delivery schedule. In such event, our business, results of operation and financial conditions could be materially adversely affected.

We do have a back-up power generation system in the event natural power outages should occur.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Interruptions in our production capabilities will adversely affect our production costs, products available for sales and earnings for the affected period. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of equipment, such as our various cold-rolling mills, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures.

We do not currently maintain property damage or business interruption insurance.  If our production facilities were destroyed or significantly damaged as a result of fire or some other natural disaster, it could have a material impact on our operations.

All of our products are currently manufactured at our existing facilities located in Handan City in Hebei Province. Firefighting and disaster relief or assistance in China may not be as developed as in Western countries. We do not maintain property damage insurance covering our inventories and equipment. We do not maintain business interruption insurance. Material damage to, or the loss of, our production facilities due to fire, severe weather, flood or other act of God or cause, even if insured, could have a material adverse effect on our financial condition, results of operations, business and prospects.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiary.  While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and/or other holdings and investments.  In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below.  If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations.  Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds.  Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends.  If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants, sales agents or distributors of our company, because these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We currently conduct substantially all of our operations and generate all of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	a higher level of government involvement;
•	an early stage of development of the market-oriented sector of the economy;
•	a rapid growth rate;
•	a higher level of control over foreign exchange; and
•	the allocation of resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on us.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in economic conditions or government policies in China could have a material adverse effect on the overall economic growth in China, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business and prospects.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in the PRC. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all of our executive officers and all of our directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese operations and subsidiaries.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, many PRC laws and regulations are uncertain in their scope, and the implementation of such laws and regulations in different localities could have significant differences. In certain instances, local implementation rules and/or the actual implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all the applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not later determine that we have not been in compliance with certain laws or regulations.

In addition, our facilities and products are subject to many laws and regulations. Our failure to comply with these and other applicable laws and regulations in China could subject us to administrative penalties and injunctive relief, as well as civil remedies, including fines, injunctions and recalls of our products. It is possible that changes to such laws or more rigorous enforcement of such laws or with respect to our current or past practices could have a material adverse effect on our business, operating results and financial condition. Further, additional environmental, health or safety issues relating to matters that are not currently known to management may result in unanticipated liabilities and expenditures.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales effectively.

The majority of our revenues will be settled in RMB and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our revenues may be denominated. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Currently, some of our raw materials and equipment are imported. In the event that the U.S. dollars appreciate against RMB, our costs will increase. If we cannot pass the resulting increased cost to our customers, our profitability and operating results will suffer.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our revenues are earned by our PRC subsidiary. However, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC generally accepted accounting principles to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

You may have difficulty enforcing judgments against us.

We are a Maryland holding company and most of our assets are located outside of the United States. Almost all of our operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Although the recognition and enforcement of foreign judgments are generally provided for under the PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

PRC State Administration of Foreign Exchange ("SAFE") regulations regarding offshore financing activities by PRC residents which may increase the administrative burden we face. The failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

SAFE, issued a public notice ("SAFE #75") effective from November 1, 2005, which requires registration with SAFE by the PRC resident shareholders of any offshore special purpose company. Without registration, the PRC subsidiary entity cannot remit any of its profits out of the PRC as dividends or otherwise.

In October 2005, SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or the SAFE notice, which requires PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an "offshore special purpose company," for the purpose of overseas equity financing involving onshore assets or equity interests held by them. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Moreover, if the offshore special purpose company was established and owned the onshore assets or equity interests before the implementation date of the SAFE notice, a retroactive SAFE registration is required to have been completed before March 31, 2006. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Our current beneficial owners and/or prospective shareholders may fall within the ambit of the SAFE notice and be required to register with the local SAFE branch as required under the SAFE notice. If so required, and if such beneficial owners fail to timely register their SAFE registrations pursuant to the SAFE notice, or if future shareholders and/or beneficial owners of our company who are PRC residents fail to comply with the registration procedures set forth in the SAFE notice, this may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and even criminal liabilities under the PRC Foreign Exchange Administrative Regulations promulgated January 29, 1996, as amended, and may also limit our ability to contribute additional capitals, limit our PRC subsidiaries’ ability to distribute dividends to our company, or otherwise adversely affect our business.

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

On March 16, 2007, the National People’s Congress of China passed the EIT Law and on November 28, 2007, the State Council of China passed its implementing rules, both of which took effect on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation against non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and its non-PRC stockholders would be subject to a withholding tax at a rate of 10% when dividends are paid to such non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on enforcement of PRC tax against non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We are actively monitoring the possibility of “resident enterprise” treatment for the 2010 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Share Transfer, or Circular 698, that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term "indirectly transfer" is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. It is also unclear, in the event that an offshore holding company is treated as a domestically incorporated resident enterprise, whether Circular 698 would still be applicable to transfer of shares in such offshore holding company. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. If Circular 698 is determined to be applicable to us based on the facts and circumstances around such share transfers, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

Because our funds are held in banks in the PRC that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

RISKS RELATED TO THE MARKET FOR OUR STOCK

The market price for shares of our common stock could be volatile and could decline.

The market price for the shares of our common stock may fluctuate in response to a number of factors, many of which are beyond our control. In some cases, these fluctuations may be unrelated to our operating performance. Many companies with Chinese operations have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside of our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as the following could have a significant adverse impact on the market price of our common stock:

•	our ability to obtain additional financing and, if available, the terms and conditions of the financing;
•	our financial position and results of operations;
•	period-to-period fluctuations in our operating results;
•	changes in estimates of our performance by any securities analysts;
•	substantial sales of our common stock pursuant to Rule 144 or otherwise;
•	new regulatory requirements and changes in the existing regulatory environment;
•	the issuance of new equity securities in a future offering;
•	changes in interest rates; and
•	general economic, monetary and other national conditions, particularly in the U.S. and China.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our common stock and other interests in our company at a time when you want to sell your interest in us.

We may be required to raise additional financing by issuing new securities with terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock.

We may require additional financing to fund future operations, develop and exploit existing and new products and to expand into new markets. We may not be able to obtain financing on favorable terms, if at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and the voting power of shares of our common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

The PRC government may determine that the Entrusted Management Agreement, Exclusive Option Agreement, and Covenant Letter (collectively, the “Entrusted Agreements”) are not in compliance with applicable PRC laws, rules and regulations, thereby rendering the Entrusted Agreements unenforceable and resulting in the deconsolidation of our VIE structure.

We manage and operate Handan Hongri Metallurgy Co., Ltd. (“Hongri”), our operating entity, through Nuosen (Handan) Trading Co. Ltd. (“Nuosen”) pursuant to the rights its holds under the Entrusted Agreements.  By virtue of the Entrusted Agreements, Hongri is a variable interest entity (“VIE”).  Almost all economic benefits and risks arising from Hongri’s operations are transferred to Nuosen under the Entrusted Agreements.  Details of the Entrusted Agreements are set out in “The Company – Corporate History”.

There are risks involved with the operation of our business in reliance on the Entrusted Agreements, including the risk that the Entrusted Agreements may be determined by PRC regulators or courts to be unenforceable, thereby resulting in the de-consolidation of our VIE structure. If the Entrusted Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;
•	discontinuing or restricting the operations of Nuosen or Hongri;
•	imposing conditions or requirements with respect to the Entrusted Agreements with which Nuosen or Hongri may not be able to comply;
•	requiring the Company to restructure the relevant ownership structure or operations;
•	taking other regulatory or enforcement actions that could adversely affect our business; and
•	revoking the business licenses and/or the licenses or certificates of Hongri, and/or voiding the Entrusted Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of Hongri, which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate Hongri under the Entrusted Agreements may not be as effective as direct ownership, which may result in the potential non-performance by Hongri under the Entrusted Agreements.

We conduct our business in the PRC and generate virtually all of our revenues through the Entrusted Agreements. We depend on Hongri to hold and maintain contracts with our customers.  Our plans for future growth are based substantially on growing the operations of Hongri. However, the Entrusted Agreements may not be as effective in providing us with control over Hongri as direct ownership.

Neither CIS nor Nuosen has any ownership interest in Hongri, nor do we have business assets or revenue streams other than through our Entrusted Agreements with Hongri. Although we believe that the Entrusted Agreements are valid, binding and enforceable under current Chinese laws and regulations, these contractual arrangements may not be as effective in providing us with control over Hongri as direct ownership of Hongri would be. In addition, Hongri may breach the contractual arrangements. For example, Hongri may decide not to perform under the Entrusted Agreements by not making contractual payments to Nuosen, and consequently to CIS, in accordance with the existing contractual arrangements. In the event of any such breach, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be always effective in light of uncertainties in the Chinese legal system.

Therefore, if we are unable to effectively control Hongri, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the Entrusted Agreements are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them; PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The Entrusted Agreements are governed by the PRC law and provide for the resolution of disputes through arbitral proceedings pursuant to PRC law. If Hongri or its shareholders fail to perform the obligations under the Entrusted Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot ensure that such remedies would provide us with effective means of causing Hongri to meet its obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in China is not as developed as in other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in the PRC legal system could limit our ability to enforce the Entrusted Agreements and protect our interests.

Two of our stockholders control us through their position and stock ownership and their interest may differ from other stockholders.

On August 1, 2010, we issued 44,083,529 restricted shares of our common stock, par value $0.0001, to Karen Prudente,  nominee and trustee for Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. (“YBS Group”), for YBS Group entering into a Entrusted Management Agreement, Exclusive Option Agreement, and a Covenant Letter (collectively, the “Entrusted Agreements”). As such, Ms. Prudente has the right to vote on each of the shareholders of YBS Group’s behalf all of their voting rights with respect to their shares of the Company. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei Investment (Hongkong) Limited (“Fakei”) for Fakei entering into the Entrusted Agreements. These shares were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering.

Upon exercise of the call option agreement entered into on August 1, 2010, by and between Karen Prudente and the YBS Group, Karen Prudente will transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. Accordingly, YBS Group beneficially owns 60% of our common stock through their holdings of Karen Prudente’s shares. Fakei beneficially owns 24% of our common stock.

Prior to the exercise of the call option, Karen Prudente and Fakei will be able to influence the outcome of stockholder votes. Upon the occurrence of an exercise of the call option, both YBS Group and Fakei will be able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Their interests may differ from that of other stockholders.

We are not likely to pay cash dividends in the foreseeable future.

We intend to retain any future earnings for use in the operation and expansion of Hongri Metallurgy's business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

There is currently no trading market for our common stock.

Our common stock is not quoted on any exchange or inter-dealer quotation system. There is no trading market for our common stock and our common stock may never be included for trading on any stock exchange or through any quotation system (including, without limitation, the NASDAQ Stock Market and the FINRA over-the-counter Bulletin Board). You may not be able to sell your shares due to the absence of a trading market.

Our common stock may be also subject to the "penny stock" rules to the extent that its price is below $5.00, which rules require delivery of a schedule explaining the penny stock market and the associated risks before any sale. These requirements may further limit your ability to sell your shares.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

If a market for our common stock does develop, its market price could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting us or our competitors. In addition, the stock market itself is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

We are authorized to issue "blank check" preferred stock, which, if issued without stockholders approval, may adversely affect the rights of holders of our common stock.

We are authorized to issue 20,000,000 shares of preferred stock, of which 10,000,000 shares have been designated as Series A Preferred Stock. As of February 7, 2011 there are no shares of Series A Preferred Stock issued and outstanding. The Board of Directors is authorized under our Articles of Amendment to provide for the issuance of additional shares of preferred stock by resolution, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued are likely to have priority over the common stock with respect to dividend or liquidation rights. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control, which could have the effect of discouraging bids for our company and thereby prevent stockholders from receiving the maximum value for their shares. We have no present intention to issue any shares of its preferred stock in order to discourage or delay a change of control. However, there can be no assurance that preferred stock will not be issued at some time in the future.

Our shares may become subject to the U.S. “Penny Stock” Rules and investors who purchase our shares may have difficulty re-selling their shares as the liquidity of the market for our shares may be adversely affected by the impact of the “Penny Stock” Rules.

Our stock may become subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Our common shares are expected to trade on the OTCBB. A "penny stock" is generally defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)	the equity security is listed on a national securities exchange;
(ii)
the issuer of the equity security has been in continuous operation for less than three years, and either has (a) net tangible assets of at least US$5,000,000, or (b) average annual revenue of at least US$6,000,000; or

(iii)	the issuer of the equity security has been in continuous operation for more than three years, and has net tangible assets of at least US$2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in our common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend our securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

The anticipated low price of our common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of our common stock also limits our ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, our shareholders may pay transaction costs that are a higher percentage of their total share value than if our share price were substantially higher.

The issuance of shares through our stock compensation plans may dilute the value of existing stockholders and may affect the market price of our stock.

Although we do not have an option or other equity-based incentive plan at present, in the future we may use stock options, stock grants and other equity-based incentives, to provide motivation and compensation to our officers, employees and key independent consultants. The award of any such incentives will result in an immediate and potentially substantial dilution to our existing stockholders and could result in a decline in the value of our stock price. The exercise of these options and the sale of the underlying shares of common stock and the sale of stock issued pursuant to stock grants may have an adverse effect upon the price of our stock.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Recently, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which became effective on July 21, 2010, has amended Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”). The rules adopted by the SEC pursuant to the Act require an annual assessment of our internal control over financial reporting. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we believe that the annual assessment of our internal controls requirement will first apply to our annual report for the 2010 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. Pursuant to the amended Act, as neither a “large accelerated filer” nor an “accelerated filer”, we are exempt from the requirements of Section 404(b) of the Act to obtain an auditor’s report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

A large number of shares will be eligible for future sale and may depress our stock price.

We may be required, under terms of future financing arrangements, to offer a large number of common shares to the public, or to register for sale by future private investors a large number of shares sold in private sales to them.

Sales of substantial amounts of common stock, or a perception that such sales could occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities, either of which would decrease the value of any earlier investment in our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from any sales of the shares offered for sale and sold under this prospectus by the selling stockholders.

DETERMINATION OF OFFERING PRICE

We have set an offering price for the common stock to be sold by the selling shareholders at $4.50 per share. The $4.50 per share offering price of our common stock was determined based on the $4.50 per share sales price of our common stock in private placement transaction which closed in February 2011. Under the February 2011 private placement, we sold 1,000 units at a price of $4.50 per unit, with each unit consisting of: (i) one share of our common stock, (ii) one three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share, and (iii) one three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. Accordingly, the $4.50 per share price was based on negotiations between the Company and the investors. There is no relationship whatsoever between this price and our assets, earnings, book value or any other objective criteria of value.

We intend to apply to request a broker-dealer apply to have our common stock quoted on the OTC Bulletin Board upon our becoming a reporting entity under the Exchange Act. We intend to file a registration statement under the Exchange Act concurrently with the effectiveness of the registration statement of which this prospectus is a part. If our Common Stock becomes is quoted on the OTC Bulletin Board and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the Selling Stockholders named in this prospectus. The offering price would thus be determined by market factors and the independent decisions of the Selling Stockholders named in this prospectus.

DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued.  Accordingly, there will be no dilution to our existing shareholders.

SELECTED FINANCIAL DATA

The following selected financial data were derived from the unaudited condensed consolidated financial statements for the six months ended June 30, 2011 and 2010 and audited consolidated financial statements for the years ended December 31, 2010, 2009, and 2008, and the ten months ended December 31, 2007. Such financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements filed with the Form S-1/A and with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Selected Consolidated Income Statements Data	Six Months Ended June 30,		Year Ended December 31,			For the Period March 7, 2007 (Inception) to December 31,
	2011	2010	2010	2009	2008	2007
Net Revenues	$404,324,117	$260,545,798	$573,666,684	$556,754,960	$359,057,857	$13,466,606
Gross profit (loss)	$24,835,811	$18,348,247	$37,812,187	$62,136,779	$33,217,202	$(555,925)
Income (loss) from operations	$23,573,075	$17,517,548	$35,279,926	$61,260,199	$32,134,803	$(585,500)
Net income (loss)	$17,836,983	$13,042,181	$25,770,440	$58,160,977	$27,848,080	$(860,587)
Net income (loss) per share - basic and diluted	$0.24	$0.20	$0.39	$0.94	$0.45	$(0.01)
Weighted average shares outstanding - basic and diluted	73,159,247	61,675,992	66,308,038	61,576,992	61,576,992	61,576,992

Selected Consolidated Balance Sheets Data
Current assets	$120,171,477	$118,269,866	$109,999,314	$101,114,893	$131,164,157	$18,203,958
Total assets	$316,080,655	$308,059,411	$299,511,009	$295,919,596	$242,571,451	$109,521,875
Current liabilities	$94,154,044	$119,236,638	$99,854,735	$120,901,452	$136,574,269	$27,514,331
Long term liabilities	$67,389,401	$75,984,882	$66,280,378	$75,087,441	$64,902,579	$70,097,021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and notes thereto included in this report.

On August 1, 2010, CIS, through Northern and its wholly owned foreign enterprise, Nuosen, entered into Entrusted Management Agreement, Exclusive Option Agreement, and Covenants Agreement (collectively, the “Entrusted Agreements”) with Hongri and shareholders of Hongri, YBS Group and Fakei. The effect of the Entrusted Agreements is to cede control of management and economic benefits of Hongri to Nuosen. As a consideration, CIS issued 44,083,529 restricted shares of its common stock, par value $0.0001, to Karen Prudente, a nominee and trustee for YBS Group for entering into the Entrusted Agreements with Nuosen. CIS also issued 17,493,463 restricted shares of its common stock to Fakei in consideration for Fakei entering into the Entrusted Management Agreement with Nuosen.

The Entrusted Agreements empower CIS, through Northern and Nuosen, with the ability to control and substantially influence Hongri’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. As a result of these entrusted agreements, which obligate CIS to absorb a majority of expected losses of Hongri and enable CIS to receive a majority of expected residual returns from Hongri and because CIS has the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance, CIS, through its wholly-owned subsidiaries, accounts for Hongri as its Variable Interest Entity (“VIE”) under ASC 810-10-05-8A. Accordingly, CIS consolidates Hongri’s operating results, assets and liabilities.  The management of the Company currently intends to either reinvest or retain all of the income granted by Hongri for strategic expansion purpose into the foreseeable future.

For accounting purposes, the above transactions were accounted for in a manner similar to a reverse merger or recapitalization, since the former equity shareholders of Hongri now effectively owns a majority of CIS’ common stock immediately following the transactions. Consequently, the assets and liabilities and historical operations reflected in the consolidated financial statements prior to the transactions are those of Hongri and are recorded at the historical cost of Hongri, and the consolidated financial statements after completion of the transactions include the assets and liabilities of CIS, Northern, Nuosen, and Hongri (collectively, CIS or the “Company”), historical operations of Hongri, and operations of CIS, Northern, Nuosen and Hongri from the date of the transaction. The 44,083,529 restricted shares of common stock issued to Karen Prudente and 17,493,463 restricted shares of common stock issued to Fakei were presented as of the beginning of the first period presented in the accompanying consolidated financial statements.

CIS through Hongri, its operating company in China, produces and sells steel plates, steel bars and steel billets. The Company currently operates from its headquarters on approximately 1,000 acres in Handan City, Hebei Province, China. Most of the Company’s products are sold domestically in China.

The Company had completed construction of steel production phase II in 2009. Total steelmaking capacity was increased to 2.3 million tons in 2009 from 1.3 million tons in 2008. Total production of steelmaking to total capacity utilization rate was approximately 59% for the six months ended June 30, 2011 and 47%, 90% and 45% in the year ended December 31, 2010, 2009 and 2008, respectively. The second plate production line has been added in 2009. Steel plate production capacity was increased to 1,400,000 tons per year in 2009 from 600,000 tons per year in 2008. In addition, the construction of a new 600,000 ton steel bar production line was completed in 2009. Total steel rolling capacity, including steel plate and steel bar production is 2 million tons. Total production of steel rolling to total capacity utilization rate was approximately 48% for the six months ended June 30, 2011 and 44%, 58% and 83% in the year ended December 31, 2010, 2009 and 2008, respectively.

Due to the nature of our business, the Company has significant exposure to the fluctuation of raw material and energy prices as part of its normal operations. There are many factors of our business which are impacted by prevailing market conditions, specifically, a change in the raw material and energy pricing environment will influence our inventory levels and purchasing decisions which will, ultimately, impact our realized gross margin. Our management operational decisions are a direct response to the market and, as such, will change as market conditions change. The Company did not buy any commodity products to hedge the fluctuation of market price. Therefore, the fluctuation of commodity price will have a direct impact on our operation through the price change in local steel market.

The steel industry has been facing a challenging situation nationally since 2008. In 2008, iron ore prices increased dramatically and cost of revenue increased accordingly. In 2009, the supply of steel products exceeded the demand for steel products and in general, inventories increased consequently. In 2010, the Chinese government announced new targets for consolidation in the steel industry to close out small size steel manufacturers nationally in order to clean up excessive production capacities and to increase the efficiency of energy usage and reduce the pollution. We believe that the Company will survive from this national steel industrial consolidation because our current capacities are greater and more efficient compared to other small sized local manufacturers. However, the recovery is still uncertain due to fluctuations of iron ore prices, national excessive inventories and lack of demand.

Results of Operations for the Three Months Ended June 30, 2011 and 2010

Comparison of Revenue for the Three Months Ended June 30, 2011 and 2010

	2011		2010
Products	Revenue	Quantity (Ton)	Revenue	Quantity (Ton)
Steel plates	$171,365,525	272,990	$119,231,361	209,878
Steel bars	929,023	1,653	14,337,324	27,209
Steel billets	38,942,893	66,066	7,592,750	14,858
Byproducts	5,561,860	-	217,200	-
Products Total	$216,799,301	340,709	$141,378,635	251,945

Total sales for the three months ended June 30, 2011 and 2010 were $216,799,301, an increase of $75,420,666, or 53%, compared to $141,378,635 in 2010. Among the increased revenues, approximately $21.5 million increase, or 29% of the increase was due to an increase in sales price; $48.6 million increase, or 64% of the increase was attributable to an increase in selling quantity; $5.3 million increase, or 7% of increase was from increased sales of byproducts.

Revenue from steel plates was $171,365,525 in 2011, an increase of $52,134,164, or 44% compared to $141,378,635 in 2010. The increase in steel plates was primarily attributable to an increase in sales quantities. The Company sold 272,990 tons of steel plates in 2011, an increase of 63,112 ton or 30%, compared to 209,878 tons in 2010. The increase in revenue  was also attributable to an increase in the unit sales prices. The average sales price of steel plates was approximately $628 per ton during three months ended June 30, 2011, an increase of $60 per ton, or 10%, from $568 in the comparable period of 2010. The increase of selling price of our products resulted from an increase of raw material prices. The spot price of iron ore was rising consistently from middle of 2009 and placed a pressure on the rising price of steel products.

Steel bars were new products in 2010. The Company sold 1,653 and 27,209 tons of steel bars in 2011 and 2010, respectively. The Company temporarily stopped manufacturing steel bars in 2011 due to lack of demand and low market price of steel bars. The Company expects to restore manufacture of steel bars once the market conditions change. Although market conditions are difficult to predict, management's indicators from the market are that they expect that the steel bar market will recover in the fourth quarter of 2011. Management believes that this temporarily idle production situation currently has no impact on the valuation of $18,613,859 net fixed assets in connection with this steel bar production line at the moment and will continue to monitor market conditions prospectively.

Revenue from steel billets was $38,942,893 in 2011, an increase of $31,350,143, or 413% compared to $7,592,750 in 2010. The increase in steel billets was primarily attributable to the increase in both sales quantity and sales price. The Company sold 66,066 tons of steel billets in 2011, an increase of 51,208 or 345%, compared to 14,858 tons in 2010. Steel billets are semi-finished products that can be used to produce steel plates or steel bars by further processing, or they can be sold in the market. The Company sold more steel billets in 2011 than sold in 2010 which was mainly attributable to a relative higher customer demand and a higher profit margin compared to the sales of steel plates and steel bars in 2011. The average sales price of steel billets was approximately $589 per ton during three months ended June 30, 2011, an increase of $78 per ton, or 15%, from $511 in the comparable period of 2010. The increase in sales price of steel billets also resulted from the rising iron ore prices.

Byproducts consist of the reselling of offcuts of steel plates, steel drop, oxygen gas, etc. Byproducts sales were $5,561,860 in 2011, an increase of $5,344,660, compared to $217,200 in 2010. The Company does not sell its byproduct in its regular daily sales activities. The selling of byproducts depends on the market condition; some of these byproducts may be reused as raw material in our production.

Comparison of Cost of Revenue for the Three Months Ended June 30, 2011 and 2010

Costs of Revenue	2011	2010
Steel plates	$165,336,000	$109,440,152
Steel bars	923,762	15,004,121
Steel billets	36,130,271	7,133,822
Others	-	872,487
Total Cost of Revenue	$202,390,033	$132,450,582

Gross Profit Margin	2011	2010
Steel plates	3.52%	8.21%
Steel bars	0.57%	-4.65%
Steel billets	7.22%	6.04%
Total Gross Profit Margin	6.65%	6.31%

Cost of revenue totaled $202,390,033 for the three months ended June 30, 2011, an increase of $69,939,451, or 53% compared to $132,450,582 in 2010. Among the increased cost of revenue, approximately $27.4 million increase, or 39% of the increase was due to the increase in raw material price; $43.4 million increase, or 62% of the increase was attributable to the increase in production quantity; offset by the 1% reduction in other cost.

The Company did not buy any commodity products to hedge the fluctuation of market price. However, the fluctuation of commodity price will have a direct impact on our operation through the price change in local steel market. The average cost of revenue of steel plates was approximately $606 per ton in 2011, an increase of $85 per ton, or 16%, from $521 in 2010. The average cost of revenue of steel bars was approximately $559 per ton in 2011, an increase of $8, or 1%, from $551 per ton in 2010. Average cost of revenue of steel billets was $547 per ton in 2011, an increase of $67 per ton, or 14%, from $480 in 2010. The percentage of increase in cost of revenue was 0.5 percentage points lower than the increase in selling price in 2011, which help us to improve our gross profit margin. The Company actively manages the production volume and type of steel products manufactured to maximize our net profit in response to the fluctuations in market conditions. Management expects that demands for our steel products may increase in the fourth quarter of 2011.

The Company subcontracted with Hongrong, a related party to process molten iron prior February 2010. Beginning from February 2010, the Company terminated subcontract relationship with Hongrong and began purchasing processed molten iron from Hongrong at a price equivalent to the local iron market, in accordance with a supply agreement. This change had no material impact on our gross profit margin since subcontract fee paid was commensurate with the gross profit of manufacturing molten iron in the local market.

Comparison of Operating Expenses for the Three Months Ended June 30, 2011 and 2010

Selling, General and Administrative expenses consist of allowance for bad debts, selling expenses, professional fees and other general and administrative expenses. Total operating expenses were $628,839 in 2011, an increase of $271,549, or 76%, compared to $357,290 in 2010. The increase in operating expenses in 2011 was mainly attributable to increased professional fees, which in connection with the Company’s effort to be a listed in the US security market. The Company incurred $226,028 professional fees in 2011, an increase of $223,098, compared to $2,930 in 2010. The increase in operating expenses in 2011 was also attributable to increased service fees charged by YBS group. YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries, executive officers’ salaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company is varied each year. Commence on 2010, YBS Group charged 0.1% of current year revenue of Hongri. The management believes that 0.1% of revenue is a reasonable charge method. The services fees were $216,799 and $141,142 for the three months ended June 30, 2011 and 2010, respectively. Service fees consisted of management salaries, trainings, consultations, common areas charges and other fees. The Company estimated that service fee would be similar or little higher than current charged fees if the services had provided by the third parties.

Comparison of Other Expenses for the Three Months Ended June 30, 2011 and 2010

Other expenses consist of interest income, interest expense and other expense. Total other expenses were $1,249,977 in 2011, an increase of $14,774, or 1%, compared to $1,235,203 in 2010. Among other expenses, interest expense for bank borrowings was $124,846 in 2011, an increase of $52,105, or 72%, compared to $72,741 in 2010. The increase of interest expense for bank borrowings mainly resulted from the increase in short-term bank loan borrowings.

Comparison of Income Tax for the Three Months Ended June 30, 2011 and 2010

The provision for income tax of $1,826,243 and $1,077,325 for the three months ended June 30, 2011 and 2010, respectively, arose from foreign income tax incurred and or paid to the Chinese tax agent. Hongri is subject to a PRC 25% standard enterprise income tax. Hongri applied for foreign investment enterprise exemption, and the application had been approved by the local tax authority in 2007. Hongri was entitled to a tax holiday of full (100%) income tax exemption starting from the first profitable year of 2008 through 2009 and then a 50% reduction in income tax for additional three (3) years commencing 2010. The reduced income tax rate is 12.5%, 12.5% and 12.5% for the year 2010, 2011 and 2012.

Comparison of Net Income for the Three Months Ended June 30, 2011 and 2010

Net income totaled $10,704,209 in 2011, an increase of $4,445,974, or 71%, compared to the net income of $6,258,235 in 2010. The increase of net income was attributable primarily to the increase of revenue offset by the increase of cost of revenue and the increase in selling, general and administrative expenses and interest expense from bank borrowings as discussed above.

Results of Operations for the Six Months Ended June 30, 2011 and 2010

Comparison of Revenue for the Six Months Ended June 30, 2011 and 2010

	2011		2010
Products	Revenue	Quantity (Ton)	Revenue	Quantity (Ton)
Steel plates	$297,463,702	481,734	$224,142,242	425,403
Steel bars	929,023	1,653	21,274,460	40,448
Steel billets	96,141,828	166,355	14,134,128	29,513
Byproducts	9,789,564	-	994,968	-
Products Total	$404,324,117	649,742	$260,545,798	495,364

Total sales for the six months ended June 30, 2011 and 2010 were $404,324,117, an increase of $143,778,319, or 55%, compared to $260,545,798 in 2010. Among the increased revenues, approximately $60.2 million increase, or 42% of the increase was due to an increase in sales price; $74.8 million increase, or 52% of the increase was attributable to an increase in selling quantity; $8.8 million increase, or 6% of increase was from increased sales of byproducts.

Revenue from steel plates was $297,463,702 in 2011, an increase of $73,321,460, or 33% compared to $224,142,242 in 2010. The increase in steel plates was primarily attributable to an increase in unit sales price. The average sales price of steel plates was approximately $617 per ton during six months ended June 30, 2011, an increase of $90 per ton, or 17%, from $527 in the comparable period of 2010. The increase of selling price of our products resulted from an increase of raw material prices. The spot price of iron ore was rising consistently from middle of 2009 and placed a pressure on the rising price of steel products. The increase in sales was also attributable increase in sales quantities. The Company sold 481,734 tons of steel plates in 2011, an increase of 56,331 ton or 13%, compared to 425,403 tons in 2010.

Steel bars were new products in 2010. The Company sold 1,653 and 40,448 tons of steel bars in 2011 and 2010, respectively. The Company temporarily stopped manufacturing steel bars in 2011 due to lack of demand and low market price of steel bars. The Company expects to restore manufacture of steel bars as long as the market condition changed. Although market condition are difficult to predict, managements indicators from the market are that they expect that the steel bar market will recover in the fourth quarter of 2011. Management believes that this temporarily idle production situation currently has no impact on the valuation of $18,613,859 net fixed assets in connection with the steel bars production at the moment and will continue to monitor market conditions prospectively.

Revenue from steel billets was $96,141,828 in 2011, an increase of $82,007,700, or 464% compared to $14,134,128 in 2010. The increase in steel billets was primarily attributable to the increase in both sales quantity and sales price. The Company sold 166,355 tons of steel billets in 2011, an increase of 136,842 or 464%, compared to 29,513 tons in 2010. Steel billets are semi-finished products that can be used to produce steel plates or steel bars by further processing, or they can be sold in the market. The Company sold more steel billets in 2011 than sold in 2010 was mainly attributable to a relative higher customer demand and a higher profit margin compared to the sales of steel plates and steel bars in 2011. The average sales price of steel billets was approximately $578 per ton during six months ended June 30, 2011, an increase of $99 per ton, or 21%, from $479 in the comparable period of 2010.  The increase in sales price of steel billets also resulted from the rising iron ore prices.

Byproducts consist of the reselling of offcuts of steel plates, steel drop, oxygen gas and etc. Byproducts sales were $9,789,564 in 2011, an increase of $8,794,596, compared to $994,968 in 2010. The Company does not sell its byproduct in its regular daily sales activities. The selling of byproducts depends on the market condition; some of these byproducts may be reused as raw material in our production.

Comparison of Cost of Revenue for the Six Months Ended June 30, 2011 and 2010

Costs of Revenue	2011	2010
Steel plates	$289,034,679	$206,254,823
Steel bars	923,762	21,981,048
Steel billets	89,529,865	13,089,193
Others	-	872,487
Total Cost of Revenue	$379,488,306	$242,197,551

Gross Profit Margin	2011	2010
Steel plates	2.83%	7.98%
Steel bars	0.57%	-3.32%
Steel billets	6.88%	7.39%
Total Gross Profit Margin	6.14%	7.04%

Cost of revenue totaled $379,488,306 for the six months ended June 30, 2011, an increase of $137,290,755, or 57% compared to $242,197,551 in 2010. Among the increased cost of revenue, approximately $71.2 million increase, or 52% of the increase was due to the increase in raw material price; $66.9 million increase, or 49% of the increase was attributable to the increase in production quantity; offset by the 1% reduction in other cost.

The Company did not buy any commodity products to hedge the fluctuation of market price. However, the fluctuation of commodity price will have a direct impact on our operation through the price change in local steel market. The average cost of revenue of steel plates was approximately $600 per ton in 2011, an increase of $115 per ton, or 24%, from $485 in 2010. The average cost of revenue of steel bars was approximately $559 per ton in 2011, an increase of $16, or 3%, from $544 per ton in 2010. Average cost of revenue of steel billets was $538 per ton in 2011, an increase of $94 per ton, or 21%, from $444 in 2010. The percentage of increase in cost of revenue was higher than the increase in selling price in 2011, which affected our gross profit rate directly. The Company is to control the production volume and type of steel products manufactured to maximize our net profit in the fluctuation market condition. The management expects that demands for our steel products may increase in the fourth quarter of 2011, which may assist in  improving of gross profit margin.

The Company subcontracted with Hongrong, a related party to process molten iron prior February 2010. Beginning from February 2010, the Company terminated subcontract relationship with Hongrong and began purchasing processed molten iron from Hongrong at a price equivalent to the local iron market, in accordance with a supply agreement. This change had no material impact on our gross profit margin since subcontract fee paid was commensurate with the gross profit of manufacturing molten iron in the local market.

Comparison of Operating Expenses for the Six Months Ended June 30, 2011 and 2010

Selling, General and Administrative expenses consist of allowance for bad debts, selling expenses, professional fees and other general and administrative expenses. Total operating expenses were $1,262,736 in 2011, an increase of $432,037, or 52%, compared to $830,699 in 2010. The increase in operating expenses in 2011 was mainly attributable to increased professional fees, which in connection with the Company’s effort to be a listed in the US security market. The Company incurred $307,478 professional fees in 2011, an increase of $303,815, compared to $3,663 in 2010. The increase in operating expenses in 2011 was also attributable to increased service fees charged by YBS group. YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries, executive officers’ salaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company is varied each year. Commence on 2010, YBS Group charged 0.1% of current year revenue of Hongri. The management believes that 0.1% of revenue is a reasonable charge method. The services fees were $403,449 and $283,401 for the six months ended June 30, 2011 and 2010, respectively. Service fees consisted of management salaries, trainings, consultations, common areas charges and other fees. The Company estimated that service fee would be similar or little higher than current charged fees if the services had provided by the third parties.

Comparison of Other Expenses for the Six Months Ended June 30, 2011 and 2010

Other expenses consist of interest income, interest expense and other expense. Total other expenses were $2,764,828 in 2011, an increase of $328,730, or 13%, compared to $2,436,098 in 2010. Among other expenses, interest expense for bank borrowings was $574,596 in 2011, an increase of $452,575, or 371%, compared to $122,021 in 2010. The increase of interest expense for bank borrowings mainly resulted from the increase in short-term bank loan borrowings as discussed above.

Comparison of Income Tax for the Six Months Ended June 30, 2011 and 2010

The provision for income tax of $2,971,264 and $2,039,269 for the six months ended June 30, 2011 and 2010, respectively, arose from foreign income tax incurred and or paid to the Chinese tax agent. Hongri is subject to a PRC 25% standard enterprise income tax. Hongri applied for foreign investment enterprise exemption, and the application had been approved by the local tax authority in 2007. Hongri was entitled to a tax holiday of full (100%) income tax exemption starting from the first profitable year of 2008 through 2009 and then a 50% reduction in income tax for additional three (3) years commencing 2010. The reduced income tax rate is 12.5%, 12.5% and 12.5% for the year 2010, 2011 and 2012. As a first year tax payer, the Company was required to pay estimated tax in advance in 2010.

Comparison of Net Income for the Six Months Ended June 30, 2011 and 2010

Net income totaled $17,836,983 in 2011, an increase of $4,794,802, or 37%, compared to the net income of $13,042,181 in 2010. The increase of net income was attributable primarily to the increase of revenue offset by the increase of cost of revenue and the increase in selling, general and administrative expenses and interest expense from bank borrowings.

Results of Operations for the Year Ended December 31, 2010 and 2009

Comparison of Revenue for the Years Ended December 31, 2010 and 2009

	2010		2009
Products	Revenue	Quantity (Ton)	Revenue	Quantity (Ton)
Steel plates	$439,719,098	835,795	$385,531,390	913,300
Steel bars	26,101,538	48,780	-	-
Steel billets	100,568,635	195,214	161,712,725	396,438
Byproducts	7,277,413	-	9,510,845	-
Products Total	$573,666,684	1,079,789	$556,754,960	1,309,738

Total sales for the year ended December 31, 2010 were $573,666,684, an increase of $16,911,724, or 3%, compared to $556,754,960 in 2009. Among the increased revenues, approximately $108 million increase was due to the increase in sales price; $26 million increase was attributable to new products – steel bars; offset by lower selling quantity due to various market conditions of approximately $115 million and a reduction of $2 million from sale of byproducts.

During the month of September of 2010, the Company was forced to stop production with all other local steel manufacturers in order to fulfill the quota of “energy-saving and emission-production” by the local government, which management estimated to have impacted volume by approximately 76,000 tons, approximately $39,500,000 in revenue. The Company was not aware of any other negative impact on our operations.

“Energy-saving and emission-production” control initiative is conducted by the central or local government. It is beyond the control of our management. Should the government exercise similar initiatives in the future, the Company’s productions, revenues and cost of revenues would be negatively impacted.

Revenue from steel plates was $439,719,098 in 2010, an increase of $54,187,708, or 14% compared to $385,531,390 in 2009. The increase in steel plates was primarily attributable to the recovery of sales price. The Company sold 835,795 tons of steel plates in 2010, a decrease of 77,505 or 8%, compared to 913,300 tons in 2009. The average sales price of steel plates was approximately $526 per ton during 2010, an increase of $104 per ton, or 25%, from $422 in 2009. The fluctuation of selling price of our products resulted from the fluctuation of raw material price. The spot price of iron ore was rising consistently from middle of 2009 and placed a pressure on the rising price of 2010.

Steel bars are new products in 2010. The Company sold 48,780 tons of steel bars in 2010. The average selling price was $535 per ton. Steel billets are semi-finished products. It can be used to produce steel plates or steel bars by further processing. It can also be sold in the market. Due to the uncertainty of the market condition, the Company did not produce excess steel billets in 2010.

 Byproducts consist of the reselling of coke, offcuts of steel plates and oxygen gas. Byproducts sales were $7,277,413 in 2010, a decrease of $2,233,432, compared to $9,510,845 in 2009. The Company may not sell its byproduct in its regular daily sales activities. The selling of byproducts will depend on the market condition; some of these byproduct may be reused as raw material in our production. Coke is mainly produced in the process of molten iron production, which is the direct raw material of production of steel plate, bar and billet. The Company outsourced molten iron production with Wu'an Hongrong Iron & Steel Co. Ltd (“Hongrong”), a related party before February 2010. After February 2010, the Company purchased molten iron from Hongrong. Therefore, there were no sales for coke.

Comparison of Cost of Revenue for the Years Ended December 31, 2010 and 2009

Costs of Revenue	2010	2009
Steel plates	$416,440,083	$347,922,843
Steel bars	26,868,918	-
Steel billets	92,545,496	140,927,723
Others	-	5,767,615
Total Cost of Revenue	$535,854,497	$494,618,181

Gross Profit Margin	2010	2009
Steel plates	5.29%	9.75%
Steel bars	-2.94%
Steel billets	7.98%	12.85%
Total Gross Profit Margin	6.59%	11.16%

Cost of revenue totaled $535,854,497 for the year ended December 31, 2010, an increase of $41,236,316, or 8% compared to $494,618,181 in 2009. Approximately $115 million increase in the cost of revenue was due to the increase in raw material prices offset by approximately $101 million due to an approximate 17% decrease in tons sold; and a $27 million increase was attributable to the cost of new products of steel bars.

The Company did not buy any commodity products to hedge the fluctuation of market price. However, the fluctuation of commodity price will have a direct impact on our operation through the price change in local steel market. The average cost of steel plates was approximately $498 per ton in 2010, an increase of $117 per ton, or 31%, from $381 in 2009. The average cost of steel bars was approximately $551 per ton in 2010. Average cost of steel billets was $474 per ton in 2010, an increase of $119 per ton, or 34%, from $355 in 2009. The increase in the average cost was mainly attributable to the increase in raw material prices. The percentage of increase in cost of revenue was higher than the increase in selling price in 2010, which affected our gross profit rate directly. The Company is to control the volume and type of steel products manufactured to maximize our net profit in the fluctuation market condition.

The Company subcontracted with Hongrong, a related party to process molten iron prior to February 2010. Beginning from February 2010, the Company terminated this subcontract relationship with Hongrong and began purchasing processed molten iron from Hongrong at a price equivalent to the local iron market, in accordance with a supply agreement. This change had no material impact on our gross profit margin since the subcontract fees paid was commensurate with the gross profit of manufacturing molten iron in local market.

Comparison of Operating Expenses for the Years Ended December 31, 2010 and 2009

Selling, General and Administrative expenses consist of allowance for bad debts, selling expenses, professional fees and other general and administrative expenses. Total operating expenses were $2,532,261 in 2010, an increase of $1,655,681, or 189%, compared to $876,580 in 2009. The increase in operating expenses in 2010 was mainly attributable to increased professional fees, which in connection with the Company’s effort to be a listed in the US security market. The Company incurred $1,208,995 professional fees in 2010, an increase of $1,193,507, compared to $15,488 in 2009.  The increase in operating expenses in 2010 was also attributable to the increase in service fees charged by YBS Group.  YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company is varied each year. Commence on 2010, YBS Group charged 0.1% of current year revenue of Hongri. The management believes that 0.1% of revenue is a reasonable charge method. The services fees were $569,035 and $289,500 in 2010 and 2009, respectively. Service fees consisted of management salaries, trainings, consultations, common areas charges and other fees. The Company estimated that service fee would be similar or little higher than current charged fees if the services had provided by the third parties.

Comparison of Other Expenses for the Years Ended December 31, 2010 and 2009

Other expenses consist of interest income, interest expense and other expense. Total other expenses were $4,941,615 in 2010, an increase of $1,842,393, or 59%, compared to $3,099,222 in 2009. Among other expenses, interest was $4,960,673 in 2010, an increase of $1,847,451, or 59%, compared to $3,113,322 in 2009. Interest expense included interest on equipment loans, interest on capitalized lease payables, interest on employee loans payable and interest on bank loans payable. The increase of interest expense mainly resulted from the increase in interest on obligations under the capital lease and a new short-term bank loan acquired in 2010 and new equipment loan acquired in November 2009.

Comparison of Income Tax for the Years Ended December 31, 2010 and 2009

The provision for income tax of $4,455,177 and $0 for the years ended December 31, 2010 and 2009, respectively, arose from foreign income tax incurred and or paid to the Chinese tax agent. Hongri is subject to a PRC 25% standard enterprise income tax. Hongri applied for foreign investment enterprise exemption, and the application had been approved by the local tax authority in 2007. Hongri was entitled to a tax holiday of full (100%) income tax exemption starting from the first profitable year of 2008 through 2009 and then a 50% reduction in income tax for additional three (3) years commencing 2010. The reduced income tax rate will be 12.5%, 12.5% and 12.5% for the year 2010, 2011 and 2012.

Comparison of Net Income for the Years Ended December 31, 2010 and 2009

Net income totaled $25,770,440 in 2010, a decrease of $32,390,537, or (56)%, compared to the net income of $58,160,977 in 2009. The decrease of net income was attributable primarily to the restriction of production due to “energy-saving and emission-reduction” control initiatives aforementioned and its related impact on sales volume. Increased prices of raw materials also had a negative impact on the Company’s gross profit rate and net income.

Results of Operations for the Year Ended December 31, 2009 and 2008

Comparison of Revenue for the Years Ended December 31, 2009 and 2008

	2009		2008
Products	Revenue	Quantity (Ton)	Revenue	Quantity (Ton)
Steel plates	$385,531,390	913,300	$308,238,686	460,300
Steel billets	161,712,725	396,438	49,790,008	87,969
By-products	9,510,845	-	1,029,163	-
Products Total	$556,754,960	1,309,738	$359,057,857	548,269

Total sales for the year ended December 31, 2009 was $556,754,960, an increase of $197,697,103, or 55%, compared to $359,057,857 in 2008. Among the increased revenues, approximately $478 million increase resulted from increase in sales quantity volume and $8 million increase in sales of byproducts; offset by lower selling price due to various market condition of approximately $289 million.

The revenue from steel plates was $385,531,390 in 2009, an increase of $77,292,704, or 25%, compared to revenue of $308,238,686 in 2008. The increase in sales resulted primarily from our new production capacity. During 2009, we added a second plate production line. Steel plate production capacity was increased to 1,400,000 metric tons per year in 2009 from 600,000 tons per year in 2008. As a result, the Company sold 913,300 metric tons steel plates in 2009, an increase of 453,000 tons, or 98%, compared to 460,300 tons in 2008. However, increase in our production was offset by the decrease in average sales price. Average sales price of steel plates was approximately $422 per metric ton during 2009, a decrease of $248 per ton, or 37% from $670 per ton in 2008. Reduced average sales price was mainly attributable to the lower iron raw material price and lack of demand for steel products.

The revenue from steel billets was $161,712,725 in 2009, an increase of $111,922,717, or 225%, compared to revenue of $49,790,008 in 2008. The Company sold 396,438 tons of steel billets in 2009, an increase of 308,469 tons, or 351%, compared to 87,969 tons in 2008. Average sales price of steel billets was approximately $408 per ton during 2009, a decrease of $158 per ton, or 28% from $566 in 2008.

Byproducts consist of reselling of coke, offcuts of steel plates and oxygen gas. Byproducts sales were $9,510,845 in 2009, an increase of $8,481,682, compared to $1,029,163 in 2008. Increase in byproducts sales in 2009 were attributable to a $4,738,452 increase in coke reselling, $3,518,867 new sales of offcuts of steel plates, and $224,363 new sales of oxygen gas in 2009. The Company may not sell its byproduct in its regular daily sales activities. The selling of byproducts will depend on the market condition; some of these byproduct may be reused as raw material in our production.

The production of steel plate total capacity utilization rate was approximately 65% and 77% in 2009 and 2008, respectively.

Comparison of Cost of Revenue for the Years Ended December 31, 2009 and 2008

Costs of Revenue	2009	2008
Steel plates	$347,922,843	$278,706,582
Steel billets	140,927,723	46,104,910
Others	5,767,615	1,029,163
Total Cost of Revenue	$494,618,181	$325,840,655

Gross Profit Margin	2009	2008
Steel plates	9.75%	9.58%
Steel billets	12.85%	7.40%
Total Gross Profit Margin	11.16%	9.25%

Cost of revenue totaled $494,618,181 in 2009, an increase of $168,777,526, or 52% compared to $325,840,655 in 2008. Among the increased cost of revenue, approximately $436 million increase was attributable to the increase in volume sold; offset ($267) million decreases due to the decrease in raw material price.

The Company did not buy any commodity products to hedge the fluctuation of market price. However, the fluctuation of commodity price will have a direct impact on our operation through the price change in local steel market. The principal raw material used in our manufacturing is molten iron. The average cost of revenue of steel plates was approximately $381 per ton during 2009, a decrease of $224 per ton, or (37)% from $605 in 2008. The average cost of revenue of steel billets was $355 per ton in 2009, a decrease of $169 per ton, or (32)% from $524 in 2008. The reduced average cost of revenue was mainly attributable to a reduction in raw material prices due to the deterioration of the steel industry. The Company purchases its raw materials from the local market.

Comparison of Operating Expenses for the Years Ended December 31, 2009 and 2008

Selling, General and Administrative expenses consist of allowance for bad debts, selling expenses, professional fees and other general and administrative expenses. Total operating expenses were $876,580 in 2009, a decrease of $205,819, or (19)%, compared to $1,082,399 in 2008. The decrease in operating expenses in 2009 was mainly attributable to the decrease in service fees charged by YBS Group. YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company is varied each year. Commence on 2010, YBS Group charged 0.1% of current year revenue of Hongri. The management believes that 0.1% of revenue is a reasonable charge method. The services fees were $289,500 and $561,971 in 2009 and 2008, respectively. Service fees consisted of management salaries, trainings, consultations, common areas charges and other fees. The Company estimated that service fee would be similar or little higher than current charged fees if the services had provided by the third parties. Among services fees, executive officers’ salaries were stand-alone expenses. Such expenses totaled $57,900 and $57,584 in 2009 and 2008, respectively.

Comparison of Other Expenses for the Years Ended December 31, 2009 and 2008

Other expenses consist of interest income, interest expense and other expense. Total other expenses were $3,099,222 in 2009, a decrease of $1,187,501, or (28)%, compared to $4,286,723 in 2008. Among other expenses, interest was $3,113,222 for the year ended December 31, 2009, a decrease of $1,224,292, or (28)%, compared to $4,337,514 for 2008. The decrease of interest expense mainly resulted from the repayment of equipment loan in 2009. During 2009, the total repayment of the equipment loan was $46,057,290. Among the total repayment, the $24,318,525 was paid for equipment loans acquired in 2009, and the $21,738,765 was paid for existing equipment loans.

Comparison of Net Income for the Years Ended December 31, 2009 and 2008

Net income totaled $58,160,977 in 2009, an increase of $30,312,897, or 109%, compared to the net income of $27,848,080 in 2008. The increase of net income was attributable primarily to increased sales resulted from volume increases offset by a lower average selling price, reduced average cost of revenue and reduced operating expenses aforementioned.

Liquidity and Capital Resources

The cash flow generated from our operations has been and is expected to sufficient to support our daily operations. However, it is not enough to support our expansion. The Company has relied on related parties in its early stage of development. The Company’s internal sources of liquidity will be loans that may be available to the Company from YBS group, our parent company and Hongrong. YBS group and Hongrong had previously loaned the Company for acquisition of equipment. On the other hand, the Company may advance cash surplus, if any to the parent company or other related parties when requested and if available. Those cash advances will be used as a credit and offset the liabilities due to parent company and other related parties.

The Company plan to add a new production line to produce a coated steel product, known as Galvalume, which is primarily used in the automotive and home appliance industries. To meet such expansion strategy, it is estimated that we will require at least $80 million US dollars. The management believes that our available cash will not be sufficient to fund our expansion requirements and therefore, we will have to finance through the sale of our equity securities or borrow from bank loans when available.

Relevant PRC statutory laws and regulations restrict certain payments, such as dividends, loans or advances, from the Companies’ registered capital. Such restricted capital totaled $15,163,624 as of June 30, 2011. The Company is also required to allocate a portion of its after-tax profits to the statutory reserve. Annual appropriations to the statutory reserve are required to be at least 10% of an enterprise’s after-tax net income determined under Chinese GAAP. When the surplus reserves account balance is equal to or greater than 50% of the Company’s paid-in capital, no further allocation to the surplus reserve account is required. As of June 30, 2011, such reserved fund totaled $6,530.869. In addition, our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars is limited due to the regulations of PRC’s currency exchange. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB in the future.

The Company currently intends to retain all earnings, if any, for use in its business operations. We have no plan to repurchase our common stock, nor declaring any dividends in the near future.

The Company will have obligations to pay expenses in connection with a public company listed in the US security market in US dollars, such as audit, legal, contracted CFO and other SEC filing related service fees. These service fees are usually wired to the Company’s US bank account or paid to vendors directly from China as satisfying such obligations, which is allowed under the current PRC regulations. Other than these service fees, the Company has no significant obligations outside the PRC currently.

The related party equipment loans are not secured by the equipment with any liens. It is the intent of management to accelerate repayments of equipment loans, which were due to the related parties, only if surplus cash is available. However, if the Company was unable to pay these equipment loans to related parties, the Company would negotiate with related parties to extend the repayment period and/or reduce current repayment amount. If the related parties do not allow the extension of repayment period and reduce the payment of equipment loans, any default of loan payment may result in the loss of our equipment as these related parties may seek appropriate means to repossess the equipments. The Company may look for external sources such as debt or equity financings to repay the related party loans. However, there is no assurance that any such required funds from external sources will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders. If such required funds from outside sources are not available, the Company will adjust its expansion plan accordingly.

Six Months Ended June 30, 2011

The Company had cash of $1,396,038 and $4,061,412 as of June 30, 2011 and December 31, 2010, respectively. Most of the Company’s funds are kept in financial institutions in China, which do not provide insurance for deposits. As of June 30, 2011, the obligations to pay expenses in connection with a public company listed in the US security market totaled $85,358.

The Company’s accounts receivable has been an increasingly significant portion of the Company’s current assets, representing $14,198,733 and $12,109,280, or 12% and 11%, of current assets, as of June 30, 2011 and December 31, 2010, respectively. The increase in accounts receivable resulted from our expansion of production and increased customer base. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or to make payments in a timely manner, the Company’s liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. A significant deterioration in the Company’s ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to the Company. The management believes that deterioration in the aging of customer receivables is controllable by requesting cash advances or eliminating customers with bad credit history.

Percentage of aged accounts receivable

	Total	Current	31-60	61-90	91-180	181-270	271-365	Over 365
June 30, 2011	100.00%	65.29%	10.30%	0.96%	15.04%	8.41%	0.00%	0.00%
December 31, 2010	100.00%	83.08%	9.67%	0.00%	0.00%	0.00%	0.00%	7.25%

As of June 30, 2011, there was no customer’s receivable over 270 days, compared to two customers’ receivable that totaled $908,667 over 270 days as of December 31, 2010. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on the management’s assessment of the collectability of specific customer accounts, the aging of accounts receivable, the history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or customers’ actual defaults exceed historical experience, the management’s estimates could change and impact the results of operations. The Company has not experienced any significant amount of bad debt since the inception of our operation. Allowance for doubtful accounts was $510,828 and $426,502 as of June 30, 2011 and December 31, 2010, respectively.

Net cash provided by operating activities was $10,982,233 and $615,071, in the six months ended June 30, 2011 and 2010, respectively. The increase in net cash provided by operating activities in 2011 was mainly due to following facts. A $3,323,529 positive change in accounts receivable ($1,888,761 increase in 2011; $5,212,290 increase in 2010) resulted from increase of customers. A $10,302,489 positive change in accounts receivable – related party ($6,592,987 increase in 2011; $16,895,476 increase in 2010) resulted from subsequent collections. A $7,956,980 negative change in inventories ($646,119 decrease in 2011; $8,603,099 decrease in 2010) resulted from the Company’s plan to purchase molten iron from Hongrong, a related party, beginning from February 2010 instead of outsourcing the production and consequently reduced related inventories. A $5,380,419 positive change in advance to suppliers ($593,039 increase in 2011; $4,787,380 decrease in 2010) and a $4,226,404 positive change in accounts payable ($4,135,073 decrease in 2011; $8,361,477 decrease in 2010) resulted from change of purchase molten iron from Hongrong explained above. A $13,587,461 negative change in accounts payable – related parties ($4,387,802 decrease in 2011; $9,199,659 increase in 2009) resulted from more accounts payables – related parties paid off in 2011 than in 2010. A $2,048,892 negative change in accrued expenses ($1,929,345 decrease in 2011; $119,547 increase in 2009) resulted from more paid off and less accrued in 2011 than in 2010. A $2,908,466 positive change in bank notes payable ($2,908,466 increase in 2011; $0 in 2010) resulted from more collateral the deposited into the banks. A $3,892,401 positive change in advances from customers ($1,947,810 decrease in 2011; $5,840,211 decrease in 2010) resulted from less customer deposits in 2011.

Net cash used in investing activities was $11,517,158 and $4,668,002, respectively in 2011 and 2010. Those expenditures were primarily related to the new production lines and equipment.

Net cash (used in) provided by financing activities was ($2,370,475) and $2,577,199, in 2011 and 2010, respectively. During 2011, the Company received $1,209,310 proceeds from a related party, Mr. Binchang Liu, a senior manager of the Company. The borrowings from Mr. Liu are payable on demand and bear interest at 7% per annum. The Company also received $310,951 from private placement closed on January 28, 2011 (“PP1”) and private placement closed on February 7, 2011 (“PP2”). PP1 sold total of 2,352,023 units to 44 accredited investors with total proceeds of $3,868,547. Each unit consists of 1 share of common stock and a three year warrant to purchase 1 share of common stock at a price of $4.50 per share. The warrant has a term of 3 years. PP2 sold 1,000 units to one (1) accredited investor with total proceeds of $4,500. Each PP2 unit consisted 1 share of common stock, a three year warrant to purchase 1 share of common stock at a price of $2.00 per share and an additional three year warrant to purchase 1 share of common stock at a price of $4.50. In 2011, the Company paid $2,908,466 deposit to a bank as collateral to bank notes payable. The Company also repaid $714,782 employee loan and $267,488 to obligation under capital lease – related parties. By comparison, in 2010, the Company received $2,802,500 from bank loans. The Company paid $225,301 to obligation under capital lease.

Years Ended December 31, 2010 and 2009

The cash flow generated from our operations will be sufficient to support our daily operations. However, it is not enough to support our expansion. The Company will need to get assistance from our parent company and other related parties in its early stage of development. The Company’s internal sources of liquidity will be loans that may be available to the Company from YBS group, our parent company and Hongrong. YBS group and Hongrong had previously loaned the Company for acquisition of equipment. We expect that our parent Company, YBS group will provide us with internal sources of liquidity, if it is required.

To meet our further develop needs, the management believes that our available cash will not be sufficient to fund our expansion requirements and therefore, we will have to finance through the sale of our equity securities or borrow from bank loans when available.

The Company had cash of $4,061,412 and $2,524,530 as of December 31, 2010 and 2009, respectively. Most of the Company’s funds are kept in financial institutions in China, which do not provide insurance for deposits.  Moreover, the Company is subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain circumstances. Accordingly, such funds may not be readily available to satisfy obligations which have been incurred outside the PRC. The Company will have obligations to pay expenses in connection with a public company listed in the US security market in US dollars, such as audit, legal, contracted CFO and other SEC filing related service fees. These service fees are usually wired to the Company’s US bank account or paid to vendors directly from China as satisfying such obligations, which is allowed under the current PRC regulations. As of December 31, 2010, such accrued liability amounted $521,254 which were paid in 2011. Other than these service fees, the Company has no significant obligations outside the PRC currently.

The Company’s accounts receivable has been an increasingly significant portion of the Company’s current assets, representing $12,109,280 and $7,474,509, or 11% and 7%, of current assets, as of December 31, 2010 and 2009, respectively. The increase in accounts receivable resulted from our expansion of production and increased customer base. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or to make payments in a timely manner, the Company’s liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. A significant deterioration in the Company’s ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to the Company. The management believes that deterioration in the aging of customer receivables is controllable by requesting cash advance or eliminating customers with bad credit history.

Percentage of aged accounts receivable

	Total	Current	31-60	61-90	91-180	181-270	271-365	Over 365
December 31, 2010	100.00%	83.08%	9.67%	0.00%	0.00%	0.00%	0.00%	7.25%
December 31, 2009	100.00%	86.19%	1.95%	0.00%	11.54%	0.02%	0.00%	0.30%

As of December 31, 2010, two customers’ receivables totaled $908,667 over 270 days, compared to two customers’ receivable that totaled $24,695 over 270 days as of December 31, 2009.  The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on the management’s assessment of the collectability of specific customer accounts, the aging of accounts receivable, the history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or customers’ actual defaults exceed historical experience, the management’s estimates could change and impact the results of operations. The Company has not experienced any significant amount of bad debt since the inception of our operation. Allowance for doubtful accounts was $426,502 and $240,964 as of December 31, 2010 and 2009, respectively.

Net cash provided by operating activities was $12,262,243 for the year ended December 31, 2010, a decrease of $70,817,634, compared to $83,079,877 provided by operating activities in 2009. The decrease was mainly due to the following facts. A decrease of $32,390,537 in net income resulted from “Energy-saving and emission-production” control initiative by local government and increase in raw material prices abovementioned. A $39,259,388 negative change in inventories ($12,592,542 decrease in 2010; $51,851,930 decrease in 2009), resulted from the Company’s plan to purchase molten iron from Hongrong, a related party, beginning from February 2010 instead of outsourcing the production and consequently reduced related inventories in 2009. Decrease in inventory in 2009 was also due to the Company’s build up and start up in 2008. In 2010, the Company paid off more accounts payables than paid in 2009, and caused a $45,880,179 negative change in accounts payable ($33,902,095 decrease in 2010; $11,978,084 increase in 2009).

Net cash used in investing activities was $10,469,385 and $35,121,084, respectively in 2010 and 2009. Those expenditures were majorly related to the new production lines and equipment.

Net cash used in financing activities was $462,098 in 2010. The Company received $8,636,640 proceeds from bank short term loans and repaid $2,878,880 to a bank in 2010. The Company received proceeds of $1,910 from issuing of its common stocks in 2010. During the third quarter of 2010, the Company commenced a private placement, which was concluded in January 2011, to sell up to 2,580,022 units at a price of $1.50 per unit. Each unit consists of 1 share of common stock and a warrant to purchase 1 share of common stock at a price of $4.50 per share. The warrant has a term of 3 years. As of December 31, 2010, the Company had 29 accredited investors subscribed for a total of 2,352,023 units and for total of $3,528,046 of proceeds has been prepaid. In addition, the Company has recorded $352,805 as commissions offsetting the subscriptions received. During 2010, the Company borrowed $2,083,134 from a related party, Mr. Binchang Liu, a senior manager of the Company. The borrowings from Mr. Liu are short term in nature and bear interest at 7% per annum. The Company made repayment of $11,025,728 to equipment loans payable – related parties and $454,415 payment to obligation under capital lease – related parties. By comparison, in 2009, the Company paid $1,758,000 deposit to a bank as collateral to bank notes payable. The Company made repayment of $46,059,634 to equipment loans payable – related parties and $192,359 payment to obligation under capital lease – related parties in 2009.

Equipment loan payables – related parties at December 31, 2010 and 2009 consisted of:

Equipment Loans Payable	2010	2009

Equipment loan - YBS Group payable	$50,349,307	$54,885,968
Equipment loan - Hongrong payable	20,422,832	24,201,859
Total equipment loans payable	70,772,139	79,087,827
Less: current portion	(11,025,728)	(10,660,435)
Long-term payable	$59,746,411	$68,427,392

On November 30, 2007, the Company purchased Plate-Rolling I production line and related auxiliary equipment from YBS Group at a price of RMB 191,163,559 (approximately $26,208,524), which was at cost, and carryover basis of YBS group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 17,973,455 (approximately $2,723,338 at December 31, 2010 exchange rate) per annum. The remaining balance is to be paid equally in the years of 2016 and 2017. The Company repaid RMB 17,973,455 (approximately $2,723,338) and RMB 17,973,455 (approximately $2,633,111) in 2010 and 2009, respectively.

On November 30, 2009, the Company purchased Steel-Making II production line and related auxiliary equipment from YBS Group at a price of RMB 243,811,599 (approximately $35,718,399), which was at cost, and carryover basis of YBS Group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 24,380,000 (approximately $3,694,058 at December 31, 2010 exchange rate) per annum. The remaining balance is to be paid equally in the years of 2017 and 2018. The Company repaid RMB 24,380,000 (approximately $3,694,058) and RMB 24,380,000 (approximately $3,571,670) in 2010 and 2009, respectively.

On November 30, 2007, the Company purchased Steel-Making I production line and related auxiliary equipment from Hongrong at a price of RMB 326,028,440 ($44,698,499), which was at cost, and carryover basis of Hongrong. Hongrong provided a 10 year seller-financed loan to The Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 30,414,021 (approximately $4,608,333 at December 31, 2010 exchange rate) per annum. The remaining balance is to be paid equally in the years of 2016 and 2017. The Company repaid RMB 30,414,021 (approximately $4,608,333) and RMB 30,414,021 (approximately $4,455,654) in 2010 and 2009, respectively. The Company made additional payments of RMB 100,000,000 (approximately $14,650,000) during 2009. The Company is to speed up repayment of current equipment loans when available in order to facilitate its future expansion.

On November 30, 2009, the Company purchased Bar-Rolling III production line and related auxiliary equipment from Hongrong at a price of RMB 141,606,756 (approximately $20,746,855), which was at cost, and carryover basis of Hongrong. Hongrong provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bore interest at 5% per annum, and had a fixed repayment schedule at RMB 14,000,000 (approximately $2,051,000) per annum. The remaining balance was to be paid equally in the years of 2017 and 2018. The Company repaid RMB 141,606,756 (approximately $20,746,855) in full in 2009.

Employee loan payable consisted of loans from employees (non executive officers) of the Company, which bore an interest rate at 25% per year and was due by December 31, 2010. Accrued interest was $530,630 and $342,035 at December 31, 2010 and 2009, respectively and is classified in accrued liabilities in the accompanying balance sheet. The principal balance outstanding at December 31, 2010 and 2009 was $707,511 and $684,070, respectively. In January 2011, the Company repaid employee loans with accrued interest in full.

The bank notes payable do not carry a stated interest rate, but instead carry a specific due date usually for a short-term period of six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or prior to becoming due, they can factor these notes to other financial institutions. These notes are short-term in nature, as such; the Company does not calculate imputed interest with respect to them. These notes are collateralized by the Company’s restricted bank deposits as described in Note 3. Restricted Cash. As of December 31, 2010, 2009 and 2008, bank notes payables were $3,030,400, $2,930,000, and $0, respectively.

On January 27, 2010, the Company received a RMB 19,000,000 ($2,878,880) borrowing from a financial institution. The loan was a “working capital” loan that bore interest at 10.62% per annum and was due by November 29, 2010. The loan was secured by the equipment of Hongri. On November 29, 2010, the Company repaid this borrowing.

On December 14, 2010, the Company received a RMB 19,000,000 ($2,878,880) borrowing from a financial institution. The loan is a “working capital” loan that bears interest at 11.12% per annum and is due on December 12, 2011. The loan is secured by the equipment of Hongri.

On December 20, 2010, the Company received a RMB 19,000,000 ($2,878,880) borrowing from a financial institution. The loan was a “working capital” loan that bore interest at 10.23% per annum and was due by February 28, 2011. The loan was secured by the equipment of Hongri. The loan was repaid in February 2011.

On March 3, 2011, the Company received a RMB 19,000,000 ($2,878,880) borrowing from a financial institute. The loan is a “working capital” loan that bears interest at 10.62% per annum and is due on September 2, 2011. The loan is secured by equipment of Hongri.

Total value of equipment secured for above mentioned bank loans is RMB 70,967,104 ($10,752,936) as of December 31, 2010.

As of December 31, 2010, the borrowings from a related party, Mr. Binchang Liu, a senior manager of the Company, totaled RMB 24,100,000 ($3,651,632). The borrowings from Mr. Liu are short term in nature and bear interest at 7% per annum.

As of December 31, 2010 and 2009, the Company had no operating leases, pending litigation, or potential overdue charges for bank loans, as the Company normally repaid interest and loan principal based on the contractual terms.

Years Ended December 31, 2009 and 2008

The cash flow generated from our operations will sufficient to support our daily operations. However, it is not enough to support our expansions. The Company will to get assistance from our parent company and other related parties in its early stage of development. The Company’s internal sources of liquidity will be loans that may be available to the Company from YBS group, our parent company and Hongrong. YBS group and Hongrong had previously loaned the Company for acquisition of equipment. We expect that our parent Company, YBS group will provide us with internal sources of liquidity, if it is required.

We have no material external sources of liquidity in the form of bank loans or debt other than bank notes payable, which are negotiable documents issued by financial institutions on the Company’s behalf to vendors. To meet our further develop needs, the management believes that our available cash will not be sufficient to fund our expansion requirements and therefore, we will have to finance through the sale of our equity securities or borrow from bank loans when available.

The Company had cash and cash equivalents of $2,524,530 and $211,272 as of December 31, 2009 and 2008, respectively. Most of the Company’s funds are kept in financial institutions in China, which do not provide insurance for deposits. Moreover, the Company is subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain circumstances. As a result of these PRC laws and regulations, the Company is restricted in their ability to transfer a portion of their net assets in the form of dividends, loans or advances to US. Accordingly, such funds may not be readily available to satisfy obligations which have been incurred outside the PRC. The Company has no dividend payment policy and has no other obligations in the US currently.

Net cash provided by operating activities was $83,079,877 and $26,296,522 for the years ended December 31, 2009 and 2008, respectively. The increase in net cash provided by operating activities in 2009 was mainly due to the following facts. An increase of $30,312,897 in net income resulted from our new production capacity. A decrease of $52,212,222 in inventories resulted mainly from the decrease in raw material relating to the production of molten iron, such as $32,019,593 decrease in powder iron and $7,980,344 decrease in coke in 2009. The Company planned to purchase molten iron from Hongrong, a related party, beginning from February 2010 instead of outsourcing the production and consequently, the Company stopped to purchase such raw materials and reduced related inventories in the end of 2009. A decrease of $20,952,103 in advance to suppliers also resulted from abovementioned plan. And an increase of $11,978,084 in accounts payable resulted from ongoing testing of equipment. The increase of above was offset by the $38,760,885 increase in advance to related parties and $24,278,021 decrease in accounts payable-related parties.

As of December 31, 2009, the Company advanced $20,611,677 to YBS group, a parent company, and $19,943,131 to Hongrong, a related party who supply molten iron to the Company. These advances were short term in nature relating the purchase of raw material and other supplies in routine business. The advances are interest free and due on demand.

As of December 31, 2009, the Company had $5,528,680 payable to Wu'an Baoye Coke Industrial Co. Ltd. a supplier and a related party, $3,292,461 payable to Wu'an Yeijin Iron Co. Ltd. a supplier and a related party, and $1,320,727 to some other vendors, related parties. Those payables were short term in nature and were with no interest.

Net cash used in investing activities was $35,121,084 and $23,869,851 for the year ended December 31, 2009 and 2008. Those expenditures were related to the new production lines and equipment.

Net cash used in financing activities was $46,059,634 in 2009, compared to $6,586,485 in 2008. The Company repaid equipment loans of $46,059,634 to related parties and deposited $1,758,000 into the bank in 2009. During 2009, the Company received $1,465,000 borrowings from a related party, Mr. Binchang Liu, a senior manager of the Company. The borrowings from Mr. Liu are short term in nature and bear interest at 7% per annum. During 2008, the Company received $684,537 employee loans. Payments to obligations under capital lease were $192,359 and $177,418, respectively, for the year, ended December 31, 2009 and 2008.

Equipment loan payables – related parties consisted of:

Equipment Loans Payable	2009	2008

Equipment loan - YBS Group payable	$54,885,968	$25,389,669
Equipment loan - Hongrong payable	24,201,859	43,337,074
Total equipment loans payable	79,087,827	68,726,743
Less: current portion	(10,660,435)	(10,529,941)
Long-term payable	$68,427,392	$58,196,802

On November 30, 2007, the Company purchased Oxygen-Making I production line and related auxiliary equipment from YBS Group at a price of RMB 18,207,877 (approximately $2,496,300), which was at cost of YBS Group. The Company repaid RMB 18,207,877 (approximately $2,496,300) to YBS Group in 2007.

On November 30, 2007, the Company purchased Plate-Rolling I production line and related auxiliary equipment from YBS Group at a price of RMB 191,163,559 (approximately $26,208,524), which was at cost of YBS group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 17,973,455 (approximately $2,633,111) per annum. The remaining balance is to be paid equally in the years of 2016 and 2017. The Company repaid RMB 17,973,455 (approximately $2,633,111) and RMB 17,973,455 (approximately $2,634,909) in 2009 and 2008, respectively.

On November 30, 2007, the Company purchased Steel-Making I production line and related auxiliary equipment from Hongrong at a price of RMB 326,028,440 ($44,698,499), which was at cost of Hongrong. Hongrong provided a 10 year seller-financed loan to The Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 30,414,021 (approximately $4,455,654) per annum. The remaining balance is to be paid equally in the years of 2016 and 2017. The Company repaid RMB 30,414,021 (approximately $4,455,654) and RMB 30,414,021 (approximately $4,458,695) in 2009 and 2008, respectively. The Company made additional payments of RMB 100,000,000 (approximately $14,650,000) during 2009. The Company is to speed up repayment of current equipment loans when available in order to facilitate its future expansion.

On November 30, 2009, the Company purchased Steel-Making II production line and related auxiliary equipment from YBS Group at a price of RMB 243,811,599 (approximately $35,718,399), which was at cost of YBS Group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 24,380,000 (approximately $3,571,670) per annum. The remaining balance is to be paid equally in the years of 2017 and 2018. The Company repaid RMB 24,380,000 (approximately $3,571,670) in 2009.

On November 30, 2009, the Company purchased Bar-Rolling III production line and related auxiliary equipment from Hongrong at a price of RMB 141,606,756 (approximately $20,745,390), which was at cost of Hongrong. Hongrong provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 14,000,000 (approximately $2,051,000) per annum. The remaining balance is to be paid equally in the years of 2017 and 2018. The Company repaid RMB 141,606,756 (approximately $20,745,390) in full in 2009.

As of December 31, 2009 and 2008, bank notes payable were $2,930,000 and $0, respectively. The bank notes payable does not carry a stated interest rate, but does carry a specific due date usually for a short-term period of six months. These notes are negotiable documents issued by financial institutions on Hongri’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or prior to coming due, they can factor these notes to other financial institutions. These notes are short-term in nature, as such, Hongri does not calculate imputed interest with respect to them. These notes are collateralized by Hongri’s restricted bank deposits.

Employee loan payable consists of loans from employees (non executive officers) of the Company, which bears an interest rate at 25% per year and is due by December 31, 2010. Accrued interest was $342,035 and $171,134 at December 31, 2009 and 2008, respectively. In January 2011, the Company repaid all employee loans with accrued interest paid in full.

The bank notes payable does not carry a stated interest rate, but does carry a specific due date usually for a short-term period of six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or prior to becoming due, they can factor these notes to other financial institutions. These notes are short-term in nature, as such; the Company does not calculate imputed interest with respect to them. These notes are collateralized by the Company’s restricted bank deposits as described in Note 3. Restricted Cash. As of December 31, 2009 and 2008, bank notes payable were $2,930,000 and $0, respectively.

Critical Accounting Policies and Estimates

In Note 2 to our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 included in this Form S-1/A, the Company discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. The Company believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America (U.S. GAAP). The Company applies the following critical accounting policies related to revenue recognition in the preparation of its financial statements.

General

On August 1, 2010, CIS, through Northern and its wholly owned foreign enterprise, Nuosen, entered into Entrusted Management Agreement, Exclusive Option Agreement, and Covenants Agreement (collectively, the “Entrusted Agreements”) with Hongri and shareholders of Hongri, YBS Group and Fakei. The effect of the Entrusted Agreements is to cede control of management and economic benefits of Hongri to Nuosen. As a consideration, CIS issued 44,083,529 restricted shares of its common stock, par value $0.0001, to Karen Prudente, a nominee and trustee for YBS Group for entering into the Entrusted Agreements with Nuosen. CIS also issued 17,493,463 restricted shares of its common stock to Fakei in consideration for Fakei entering into the Entrusted Management Agreement with Nuosen.

The Entrusted Agreements empower CIS, through Northern and Nuosen, with the ability to control and substantially influence Hongri’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. As a result of these entrusted agreements, which obligate CIS to absorb a majority of expected losses of Hongri and enable CIS to receive a majority of expected residual returns from Hongri and because CIS has the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance, CIS, through its wholly-owned subsidiaries, accounts for Hongri as its Variable Interest Entity (“VIE”) under ASC 810-10-05-8A. Accordingly, CIS consolidates Hongri’s operating results, assets and liabilities.

For accounting purposes, the above transactions were accounted for in a manner similar to a reverse merger or recapitalization, since the former equity shareholders of Hongri now effectively owns a majority of CIS’ common stock immediately following the transactions. Consequently, the assets and liabilities and historical operations reflected in the consolidated financial statements prior to the transactions are those of Hongri and are recorded at the historical cost of Hongri, and the consolidated financial statements after completion of the transactions include the assets and liabilities of CIS, Northern, Nuosen, and Hongri (collectively, CIS or the “Company”), historical operations of Hongri, and operations of CIS, Northern, Nuosen and Hongri from the date of the transaction. The 44,083,529 restricted shares of common stock issued to Karen Prudente and 17,493,463 restricted shares of common stock issued to Fakei were presented as of the beginning of the first period presented in the accompanying consolidated financial statements.

The Company’s consolidated financial statements are prepared in accordance with U.S. GAAP, which require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, net revenue and expenses, and the disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of the assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the Board of Directors. Management believes the accounting estimates employed and the resulting balances are reasonable; however, actual results may differ from these estimates under different assumptions or conditions.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant estimates, required by management, include bad debt allowance, recoverability of long-lived assets and the valuation of inventories.  Actual results could differ from those estimates.

Revenue Recognition

The recognize revenue from the sales of products. The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied at the time of delivery for sales when risk of loss and title passes to the customer. Revenue is reported net of all value added taxes. Other income is recognized when it is earned. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial. The Company will replace the original product with a similar product if the customer is not satisfied with the quality of product.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash bank notes receivable, accounts receivable, net, advance to suppliers, value added tax (“VAT”) recoverable, advances to related parties, current portion of equipment loan payables and accrued interest – related parties, employee loan and accrued interest payable, bank notes payable, accounts payable, accrued liabilities, VAT and other tax payables, advances from customers, and accounts payable - related parties. The fair value of these financial instruments approximate their carrying amounts reported in the balance sheets due to their short-term maturity or by comparison to other instruments with similar terms.

The Company evaluated the fair value of the equipment loans payable – related parties, net of current portion at the nine months ended September 30, 2010 and the year end of 2009, 2008 and 2007, and determined that the book value of equipment loans payable approximated the fair market value based on information available as of September 30, 2010 and December 31, 2009, 2008 and 2007.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of our US parent company and US subsidiaries is the US dollar. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC. Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

Segment Information

ASC 280-10 (formerly, SFAS No. 131), “Disclosure About Segments of and Enterprise and Related Information”, requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. The Company operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Off-Balance Sheet Arrangements

The Company has never entered into any off-balance sheet financing arrangements and has never established any special purpose entities. The Company has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

At June 30, 2011, our significant contractual obligations were as follows:

	Payments due by Period
	Less than	One to	Three to	More Than
	One Year	Three Years	Five Years	Five Years	Total
[Long-Term Debt Obligations]	11,258,584	22,517,168	19,843,031	18,648,016	72,266,799
[Capital Lease Obligations]	561,131	1,207,033	1,396,428	3,777,725	6,942,317
[Operating Lease Obligations]	-	-	-	-	-
[Purchase Obligations]	-	--	-	-	-
[Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP]	-	-	-	-	-
Interest on Capital Lease	547,485	969,364	779,969	2,540,899	4,837,717
Interest on Long-term Debt	559,056	856,823	508,437	144,261	2,068,577
Total	$12,926,256	$25,550,388	$22,527,865	$25,110,901	$86,115,410

SELLING SECURITY HOLDERS

The securities being offered hereunder are being offered by the selling shareholders listed below or their respective transferees, pledgees, donees or successors. Each selling shareholder may from time to time offer and sell any or all of such selling shareholder’s shares that are registered under this prospectus. Because no selling shareholder is obligated to sell shares, and because the selling shareholders may also acquire publicly traded shares of our common stock, we cannot accurately estimate how many shares each selling shareholder will own after the offering.

All expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any selling shareholder in connection with the sale of shares.

None of the selling stockholders is a broker dealer or an affiliate of a broker dealer.

None of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years, nor has any selling stockholder held any position or had a material relationship with the Company.

Each selling stockholder may offer for sale all or part of the shares from time to time. The table below assumes that the selling stockholders will sell all of the shares offered for sale. A selling stockholder is under no obligation, however, to sell any shares pursuant to this prospectus.

After due inquiry and investigation and based on information provided by the selling stockholders, none of the selling stockholders has an existing short position in our stock.

The selling stockholders acquired their shares pursuant to one of the following transactions:

On January 28, 2011, we sold an aggregate of 2,579,022 units in a private placement transaction.  Each unit was sold at a price of $1.50 per unit and consisted of one share of our common stock and a three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. We are registering the shares contained in the units.

On February 7, 2011, we sold 1,000 units in a private placement transaction. Each unit was sold at a price of $4.50 per unit and consisted of one share of our common stock, one three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share and one three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. We are registering the shares contained in the units.

No underwriter was involved in any of the above issuances of securities. All of the above securities were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. Further, there are no rights associated with any of the shares described above.

Other than as described in this prospectus, we have not in the past three years engaged in any securities transaction with any of the selling stockholders, any affiliates of the selling stockholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

The following table sets forth, with respect to the selling shareholders (i) the number of shares of common stock beneficially owned as of February 7, 2011, (ii) the maximum number of shares of common stock which may be sold by the selling shareholders under this prospectus, and (iii) the number of shares of common stock which will be owned after the offering by the selling shareholders. All shareholders listed below are eligible to sell their shares. The percentage ownerships set forth below are based on 73,542,058 shares outstanding as of the date of this prospectus.

Name of Selling Stockholder	Total Number of Shares Beneficially Owned Prior to Offering (2)	Total Percentage of Shares Beneficially Owned Prior to Offering (2)	Maximum Number of Shares to be Sold	Number of Shares Owned After Offering
Yuan Yuan	133,320	0.18%	133,320	0
Chen Zhao	99,986	0.14%	99,986	0
Haochuan Ma	266,652	0.36%	266,652	0
Shuo Tian	39,986	0.05%	39,986	0
Xiangdong Zhang	133,320	0.18%	133,320	0
Xiurong Xu	125,486	0.17%	125,486	0
Tao Chen	100,000	0.14%	100,000	0
Kaihua Wang	66,686	0.09%	66,686	0
Shenglin Yang	33,353	0.05%	33,353	0
Ke Xu	33,353	0.05%	33,353	0
Shouping Sun	33,353	0.05%	33,353	0
Jian Ding	33,323	0.05%	33,323	0
Ruxi Yang	33,323	0.05%	33,323	0
Xinlu Jin	100,000	0.14%	100,000	0
Yuzhou Wang	100,000	0.14%	100,000	0
Yu Yan	81,592	0.11%	81,592	0
Jing Dai	99,998	0.14%	99,998	0
Jianfei Zhang	100,000	0.14%	100,000	0

Honggang Cao	33,333	0.05%	33,333	0
Xianzhou Chen	133,314	0.05%	133,314	0
Deran Li	199,998	0.27%	199,998	0
Mingshan Gan	139,981	0.19%	139,981	0
Bingwen Xu	33,333	0.05%	33,333	0
Tracy K. Gibbs	10,000	0.01%	10,000	0
Sterling Trust Custodian FBO Frank G. Li (3)	10,000	0.01%	10,000	0
Bibicoff Family Trust (4)	15,000	0.02%	15,000	0
James F. Truitt, Jr.	25,000	0.03%	25,000	0
John C. Kleinert	25,000	0.03%	25,000	0
Haruyo D'Elia	133,333	0.18%	133,333	0
Jean Paul D'Elia	6,666	0.01%	6,666	0
Joseph J. Amiel Money Purchase Plan (5)	16,667	0.02%	16,667	0
Patrick J. Greene	10,000	0.02%	10,000	0
Brian P. Greene	8,000	0.01%	8,000	0
Daniel L. Kinzie / Julie L. Kinzie	16,000	0.02%	16,000	0
William J. Reininger	20,000	0.03%	20,000	0
Daniel H. Wu	4,000	0.01%	4,000	0
The Sussman Trust 09/28/04, S/J Sussman Trustees (6)	3,000	0.00%	3,000	0
Christopher P. Wood	6,666	0.01%	6,666	0
Robert H. Litzenberger/Amy Litzenberger	30,000	0.04%	30,000	0
Qiu Wei	66,667	0.09%	66,667	0
Stewart H. Katz	6,666	0.01%	6,666	0
Francis Knuettel, II	2,000	0.00%	2,000	0
Brian R. Wood	6,666	0.01%	6,666	0
Jeremy Akers	3,334	0.00%	3,334	0
JL Penn Investments LLC (7)	1,000	0.00%	1,000	0

(1)
Under applicable SEC rules, a person is deemed to beneficially own securities which the person as the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. Each listed selling stockholder has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in the footnotes to the table.

(2)
As of February 7, 2011 there were 73,542,058 shares of our common stock issued and outstanding. In determining the percent of Common Stock beneficially owned by a selling stockholder on February 7, 2011, (a) the numerator is the number of shares of common stock beneficially owned by such selling stockholder (including shares that he has the right to acquire within 60 days of February 7, 2011), and (b) the denominator is the sum of (i) the 73,542,058 shares of common stock outstanding on February 7, 2011 and (ii) the number of shares of common stock such selling stockholders has the right to acquire within 60 days of February 7, 2011.

(3)	Frank G. Li has voting and dispositive control over such shares.

(4)	Harvey Bibicoff, Trustee, has voting and dispositive control over such shares.

(5)	Joseph J. Amiel, Managing Member, has voting and dispositive control over such shares.

(6)	Scott Sussman, Trustee, has voting and dispositive control over such shares.

(7)	Jason Friedland, Manager, has voting and dispositive control over such shares.

PLAN OF DISTRIBUTION

This offering is not being underwritten. The selling stockholders will sell their shares of our common stock at a price of $4.50 per share until shares of our common stock are quoted on the OTC Bulletin Board, or listed for trading or quoted on any other public market, and thereafter at prevailing market prices or privately negotiated prices. The $4.50 per share offering price of our common stock was determined based on the $4.50 per share sales price of our common stock in our last private placement transaction which closed in February 2011. The selling stockholders themselves directly, or through their agents, or through their brokers or dealers, may sell their shares from time to time, in (i) privately negotiated transactions or (ii) at such time our common stock is quoted on the OTC Bulletin Board or on any stock exchange on which the shares may be listed in the future, in one or more transactions, including block transactions in accordance with the applicable rules of such exchange. Once our common stock is listed, the selling price of the shares may be at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. To the extent required, the specific shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, broker or dealer and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.  As of the date of this prospectus, there is no public market for our common stock. The selling stockholders are offering the common stock under this prospectus in the hope that such a market will develop. The selling stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from a selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling stockholder and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In such event, commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling stockholder and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling stockholder will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Public Market for Common Stock

There is presently no public market for our Common Stock. We will seek to have our common stock quoted on the OTC Bulletin Board as soon as practicable after the effective date of this registration statement. As of the date of this prospectus, there are 73,542,058 issued and outstanding shares of our common stock.

We intend to request a registered broker-dealer to apply to have our common stock quoted on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. For further information regarding rules governing penny stocks, see Penny Stock Regulations below.

Holders

As of the date of this prospectus, there were 73,542,058 shares of our common stock issued and outstanding, and there were approximately 81 holders of record of our common stock.

Dividends

We have not declared or paid any cash dividends on our common stock during either of our last two fiscal years or during our last two fiscal quarters. The payment of dividends, if any, is at the discretion of the Board of Directors and is contingent on the Company's revenues and earnings, capital requirements, financial conditions. We currently intend to retain all earnings, if any, for use in business operations. Accordingly, we do not anticipate declaring any dividends in the near future.

The PRC's national currency, the Yuan, is not a freely convertible currency. For an explanation of how this may restrict our ability to declare dividends on our common stock, please refer to the risk factors in the section entitled “Risk Factors – Risks Related to Doing Business in China.”

Securities Authorized for Issuance under Equity Compensation Plans

As of the date of this prospectus, we do not have any securities authorized for issuance under any equity compensation plans and we do not have any equity compensation plans.

Shares Eligible for Future Sale

There is no established trading market for our common stock. Future sales of substantial amounts of our common stock in the trading market could adversely affect market prices.

This is an offering of 2,580,022 shares of our common stock by the selling stockholders, all of which have issued to the selling stockholders. As of February 7, 2011, we have presently 73,542,058 shares of Common Stock issued and outstanding. None of these shares are currently eligible for resale under Rule 144.

Rule 144 Shares

After February 15, 2008, a person who has beneficially owned shares of a company’s common stock for at least six months is entitled to sell within any three month period a number of shares that does not exceed 1% of the number of shares of our common stock then outstanding.

Consequently, as of February 7, 2011 there are approximately 73,542,058  shares of our common stock held by 81 shareholders of record, none of which are currently available for resale to the public and in accordance with the volume and trading limitations of Rule 144 of the Act.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company. Under Rule 144(b), a person who is not one of the company’s affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Penny Stock Regulations

Our common stock may be subject to regulations prescribed by the SEC relating to "penny stocks." The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price (as defined in such regulations) of less than $5 per share, subject to certain exceptions. These regulations impose additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 and individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 (individually) or $300,000 (jointly with their spouse). For transactions covered by these rules,  other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the Securities and Exchange Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a suitably written statement.

The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Legal remedies, which may be available to the investor, are as follows:

●	If penny stocks are sold in violation of the investor's rights listed above, or other federal or state securities laws, the investor may be able to cancel his purchase and get his money back.

●	If the stocks are sold in a fraudulent manner, the investor may be able to sue the persons and firms that caused the fraud for damages.

●	If the investor has signed an arbitration agreement, however, s/he may have to pursue a claim through arbitration.

If the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the SEC's rules may limit the number of potential purchasers of the shares of our common stock and stockholders may have difficulty selling their securities.

REGISTRATION UNDER THE SECURITIES ACT

Except for the 2,580,080 shares of common stock being registered in the registration statement and described in this prospectus, the Company has not agreed to register any other shares of stock under the Securities Act.

DESCRIPTION OF BUSINESS

Corporate History

China Industrial Steel Inc. was incorporated in the State of Maryland on January 27, 2010. Through the steps described immediately below, we became the indirect holding company for Hongri Metallurgy, a manufacturer of steel plate, bar and billet in the PRC, on December 29, 2009.

On February 5, 2010, we formed Northern Steel, a Colorado corporation, as our wholly-owned subsidiary.  On July 15, 2010, Northern Steel formed Nuosen as its wholly-owned subsidiary and a "wholly foreign-owned enterprise" in the PRC.

Under the laws of the PRC, certain restrictions are placed on round trip investments through an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents as well as foreign investment in iron and steel industry. To comply with these restrictions, on August 1, 2010, we, through Nuosen, entered into a Entrusted Management Agreement, Exclusive Option Agreement, and Covenant Letter (collectively, the “Entrustment Agreements”) with Hongri Metallurgy and shareholders of Hongri Metallurgy Shareholders, Fakei and YBS Group.    We issued 44,083,529 restricted shares of our common stock to Karen Prudente, a US resident who entered into call option agreements (collectively, the “Call Option Agreements”) respectively with the shareholders of YBS Group, for YBS Group entering into the Entrustment Agreements. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei, for Fakei entering into the Entrustment Agreements. According to the Call Option Agreements, Karen Prudente would transfer all restricted shares of our common stock she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. Karen Prudente’s role with respect to the restricted shares held by the shareholders of YBS Group  is to manage the trust of the shareholders of YBS Group. While Ms. Prudente exercises sole voting power with respect to the shares held in the name of the shareholders of YBS Group, she disclaims beneficial ownership of such shares. These restricted shares issued to Karen Prudente and Fakei were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. As a result of the aforementioned transaction, the shareholders of YBS Group and Fakei obtained control of the Company.

Generally, we provide Hongri Metallurgy with technology consulting and management services pursuant to the Entrustment Agreements, the material terms which are as follows:

•
Entrusted Management Agreement – pursuant to this agreement entered into by and among the Hongri Metallurgy Shareholders, Hongri Metallurgy, and Nuosen, the Hongri Metallurgy Shareholders and Hongri Metallurgy entrust the management of Hongri Metallurgy to Nuosen until (a) the winding up of Hongri Metallurgy, or (b) the date on which Nuosen acquires Hongri Metallurgy. During the term, Nuosen is fully and exclusively responsible for the management of Hongri Metallurgy. In consideration of such services, the Hongri Metallurgy Shareholders and Hongri Metallurgy will pay a fee to Nuosen as set forth in the agreement. The fee payable to Nuosen by Hongri Metallurgy shall be equal to the before-tax profit of Hongri Metallurgy since August 1, 2010, when such agreement became effective. The amount of this fee for fiscal 2010 was $27,030,696. However, the Company currently intends to either reinvest or retain all of the income granted by Hongri Metallurgy for strategic expansion purposes into the foreseeable future.

•
Exclusive Option Agreement – pursuant to this agreement entered into by and among Nuosen, the Hongri Metallurgy Shareholders, and Hongri Metallurgy, the Hongri Metallurgy Shareholders grant Nuosen an irrevocable exclusive purchase option to purchase all or part of the shares of Hongri Metallurgy, currently owned by any of the Hongri Metallurgy Shareholders. Further, Hongri Metallurgy grants Nuosen an irrevocable exclusive purchase option to purchase all or part of the assets and business of Hongri Metallurgy. Nuosen and the Hongri Metallurgy Shareholders will enter into relevant agreements regarding the price of acquisition based on the circumstances of the exercise of the option, and the consideration shall be refunded to Nuosen or Hongri Metallurgy at no consideration in an appropriate manner decided by Nuosen. Upon the exercise of the option, Nuosen will be subject to non-competition restrictions as set forth in the agreement.

•
Covenant Letter – pursuant to this letter, the Hongri Metallurgy Shareholders irrevocably covenant that without the prior written consent by Nuosen, the Hongri Metallurgy Shareholders would not transfer, pledge or create any encumbrance in other way on all or part of the contribution and share equity of Hongri Metallurgy, or increase or decrease the registered capital of Hongri Metallurgy, or divide or merge the Company or conduct any other activity which would change the registered capital or shareholding structure of Hongri Metallurgy.

Call Option Agreement

Liu Shenghong, our Chairman of Board of Directors and one of the shareholders of YBS Group and other several the shareholders of YBS Group (each of them, the “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with Karen Prudente, the nominee and trustee of YBS Group, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years, as defined in the Call Option Agreements; the Option may be exercised, in whole or in part, in accordance with the following schedule:  34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014.

Through the Entrustment Agreements, we have the ability to substantially influence Hongri Metallurgy’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of the Entrustment Agreements, which enable us to control Hongri Metallurgy and operate our business in the PRC through Hongri Metallurgy, we are considered the primary beneficiary of Hongri Metallurgy.

When we sell our equity or borrow funds we expect the proceeds will be forwarded to Hongri Metallurgy through Nuosen. We may also use the proceeds to repurchase our capital stock or for our corporate overhead expenses. If we borrow funds we expect to be the primary obligor on any debt. For example, in February 2011 we raised gross proceeds of $3,868,547 in a private placement from certain non-affiliated accredited investors in a private placement of our common stock. Net proceeds after our expenses were provided to Hongri Metallurgy through Nuosen.

Nuosen’s control over Hongri Metallurgy under the preceding agreements requires us to consolidate its financial statements pursuant to the FASB Interpretation 46, “Consolidation of Variable Interest Entities (VIEs)” (“FIN 46R”), an Interpretation of Accounting Research Bulletin No. 51 because Hongri Metallurgy is considered a variable interest entity of Nuosen.

FIN 46R requires a variable interest entity to be consolidated by any company that is subject to a majority of the risk of loss for the variable interest entity or is entitled to receive a majority of the variable interest entity’s residual returns. Since Nuosen is the primary and only beneficiary of Hongri Metallurgy (the variable interest entity), FIN 46R requires the consolidation of its financial statements with Nuosen and ultimately consolidated with Nuosen’s parent company, China Industrial Steel.

By causing our subsidiary Nuosen to enter into the Entrusted Agreements, we obtained substantially the same result as a direct share exchange, which is to permit us to consolidate the financial results of Hongri Metallurgy as our VIE.

The following diagram sets forth the current corporate structure of the Company:

* Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. and Fakei Investment (Hongkong) Limited own 44,083,529 and 17,493,463, respectively, of our shares.

Summary

Neither China Industrial Steel, Northern Steel nor Nuosen has any operations or plans to have any operations in the future other than acting as a holding company and management company for Hongri Metallurgy and raising capital for its operations. However, we reserve the right to change our operating plans regarding China Industrial Steel, Northern Steel and Nuosen.

History of Hongri Metallurgy

Hongri Metallurgy, the primary entity through which we operate our business, was formed on March 7, 2007 as a limited liability company under the laws of the PRC, under the approval of Commerce Bureau of Handan Municipal. In August 2010, Hongri Metallurgy and Nuosen, a wholly-owned subsidiary of Northern Steel, entered into a number of contractual agreements by which Nuosen was entrusted to manage and operate Hongri Metallurgy. These contractual agreements, described in further detail above, also provide for the consolidation of the financial statements of China Industrial Steel, Northern Steel, Nuosen, and Hongri Metallurgy.

Business of Hongri Metallurgy

We are a holding company that, through our wholly-owned subsidiary Northern Steel and its wholly-owned subsidiary, Nuosen, and its variable interest entity ("VIE") Hongri Metallurgy, manufactures in the PRC steel plate, bar and billet.

Hongri Metallurgy currently operates four production lines with an aggregate production capacity of 2.3 million metric tons of steel per year from its headquarters on approximately 1,000 acres in Handan City in Hebei Province.

Hongri Metallurgy has a strategic relationship with Wu'an Yuanbaoshan Industrial Group Co., Ltd. (“YBS Group”), a multi-industrial conglomerate with approximately 4.35 billion Yuan in assets, including fixed assets of 2.85 billion Yuan, with 4,500 employees, achieved sales revenue of 5.59 billion Yuan and profits of 650 million Yuan.  Under the laws of the PRC, certain restrictions are placed on round trip investments through an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents as well as on foreign investment in iron and steel industry. To comply with these restrictions, on August 1, 2010, Northern Steel, through Nuosen, entered into a Entrusted Management Agreement, Exclusive Option Agreement, and a Covenant Letter (collectively, the “Entrusted Agreements”) with Hongri Metallurgy and the shareholders of Hongri Metallurgy, Fakei Investment (Hongkong) Limited (“Fakei”) and YBS Group, (Fakei and YBS Group are collectively referred to as the “Hongri Metallurgy Shareholders”).    We issued 44,083,529 restricted shares of our common stock to Karen Prudente, a U.S. resident who entered into call option agreements (collectively, the “Call Option Agreements”) respectively with the shareholders of YBS Group, for YBS Group entering into the Entrusted Agreements. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei, for Fakei entering into the Entrusted Agreements. According to the Call Option Agreements, Karen Prudente would transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. These restricted shares issued to Karen Prudente and Fakei were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. As a result of the aforementioned transaction, the shareholders of YBS Group and Fakei obtained control of the Company.

The group consists of Hongrong Iron and Steel Co., Ltd., which has annual output of 1.4 million tons of pig iron; one cement plant with 250,000 tons production capacity per year; one coking plant has 1 million tons output annually; gas power plants in generating 300 million kwh per year; one acid groups Ball Plant, and Wu'an Prosperous Materials Corporation.

Hebei is one of China’s leading steel producing provinces, and steel production is a significant component of the regional economy.  Our business model relies on a lean infrastructure with a strong focus on production.  Functions outside of manufacturing are outsourced to third parties, including related parties, enabling us to remain profitable in a highly competitive market.

We serve various industries and produce a variety of steel products including: billet, steel plate and steel bar. While the vast majority of our sales are made to distributors and traders, our products are typically used in ship building, construction, industrial manufacturing, and infrastructure projects.  Steel billet is also occasional sold to end users to develop into plates and bars.

Our first production process, steel making transforms iron to steel for further fabrication. At this stage impurities such as sulfur, phosphorus, and excess carbon are removed from the raw iron, and alloying elements such as manganese, nickel, chromium and vanadium are added to produce specific types of steel. Upon completion of the process the iron becomes steel billet, a cast semi-finished product which can then be formed into steel coil, medium plate or bar.  The Company had completed construction of steel production phase II in 2009. Total steelmaking capacity was increased to 2.3 million tons in 2009 from 1.3 million tons in 2008. Total production of steelmaking to total capacity utilization rate was approximately 47%, 90% and 45% in 2010, 2009 and 2008, respectively.

Our second production process, steel rolling, uses hot rolling technology to produce plate and bar steel.  The facilities produce thin, flat sheets that are used in metalworking, and can be cut and bent into a variety of different shapes.  Our medium plate line produce carbon element structural armor plate, high quality carbon element structural armor plate, low alloy structural armor plate, shipbuilding armor plate, boiler armor plate, pressure vessel plate, automotive frame plate, automotive frame plate and pipeline steel. The second plate production line has been added in 2009. Steel plate production capacity was increased to 1,400,000 tons per year in 2009 from 600,000 tons per year in 2008. In addition, the construction of a new 600,000 ton steel bar production line was completed in 2009. Total steel rolling capacity, including steel plate and steel bar production is 2 million tons. Total production of steel rolling to total capacity utilization rate was approximately 44%, 58% and 83% in 2010, 2009 and 2008, respectively.

As of June 24, 2011, we had an annual production capacity of approximately 2.3 million tons. We operated at approximately 90.23% capacity in 2009 and at 46.5% of capacity in 2010. As of June 24, 2011, we had an annual production capacity of approximately 2.3 million tons.  We are currently seeking capital to supplement the funding of further expansion of its capacity to take advantage of market demand.  In particular, we are seeking to add a production line to produce a coated steel product, known as Galvalume™, which is primarily used in the automotive and home appliance industry.  The planned facility will have an annual capacity of 400,000 tons per year and will enable us to take advantage of the forecasted growth in China’s domestic consumer goods sector. Although this production line is still in the planning stage, we are scheduled to commence construction in March, 2012.

Industry Overview

China is the world’s largest steel producing country, responsible for over one-third of the global supply of steel. Steel production has been, and continues to be an integral part of China’s economic growth.  Historically much of China’s steel production was tagged for export to more industrial nations such as the United States.  As with many other low value-added, labor-intensive sectors, China was successful in establishing a prominent position in the global steel market by pegging its currency, providing cheap labor through state-subsidized operations, and ignoring environmental impact.  Privately run manufacturers were further subsidized through value added tax rebates on steel exports.

While these tactics served the nation’s economy well, during the past decade several trends were established which have caused the government to revise their policies.  First, on the domestic front, as China continues to build infrastructure and move toward a consumer-driven economy, domestic demand for steel has grown substantially.  Conversely, because China focused the vast majority of its resources on being the low-cost provider, its development of high precision/ high technology products and modern manufacturing facilities lagged other industry participants.

In the global arena, as China increases its presence on the world stage, its policies with regard to worker’s rights and environmental impact are increasingly garnering comment from the rest of the world.  Further, as the effects of the global financial crisis maintain a stranglehold on most of the world’s “modern” economies, China faces increasing pressure to eliminate some of the subsidies and artificial restraints implemented by the central government.

Recent Government Initiatives

In its efforts to maximize economic growth and minimize global criticism, the Chinese government has taken several measures to modify its fragmented steel industry.

With an estimated 1,000 mills throughout the country, China’s steel manufacturing sector was initially dominated by state-owned enterprises.  However, the substantial demand and potential for profit resulted in numerous private steel makers, some of which grew to a sizable scale, but with many smaller independent facilities.  In an effort to eliminate obsolete and inefficient producers, in May of 2010, the central government established a detailed set of guidelines with regard to the operation of existing plants including energy usage, plant emissions and production levels.  The guidelines also prohibit local governments from approving projects that increase steel production capacity before the end of 2011.  More specifically, the guidelines propose new capacity levels for iron-making and steel-making projects, and do not apply to steel processing projects. Accordingly, since the Company does not have any investments in new or expanded iron-making or steel-making projects, these guidelines are anticipated to have no impact on our business development.  We note that our plan to add a production line to produce a coated steel product, known as Galvalume™, which is primarily used in the automotive and home appliance industries, is considered a steel processing project, and therefore, is not subject to these government guidelines. Moreover, the Galvalume™ project has received official approval from the local government.

While this is seen by some as an attempt to appease the international community and facilitate the modernization of China’s steel industry, the PRC has had only limited success with previous attempts to implement policy to curb expansion in this sector.  This is largely a result of the nature of China’s steel industry.  About half of China’s steel capacity is privately controlled, with 35% owned or controlled by provincial governments, according to Xu Zhongbo, an analyst at Beijing Metal Consulting, a private-sector consulting firm.  Provincial governments have not been aggressive in enforcing the new guidelines as steel production provides substantial economic benefit to regional communities, in the way of tax revenue and job creation.

These policies have also been undermined by the success of the country’s overall stimulus efforts.  The Government’s direct investment in infrastructure has resulted in the startup of numerous projects, many of which rely on a ready supply of steel suitable for all levels of construction.

However, more recently, the PRC implemented broad, temporary shutdowns in particular geographic markets, including Hebei.  While unpopular with manufacturers in the short run, did have several positive effects.  It reduced steel supply, thus strengthening pricing, while decreasing demand for raw materials, specifically weakening the pricing strength of leading iron ore suppliers.  Smaller firms that were unable to sustain their operation through the shutdown were closed, eliminating inefficient manufactures.

Government Regulation

According to the Decision regarding Investment System Reform by the State Council, promulgated on July 16, 2004, the Foreign Invested Project Approval Administration Interim Regulations, promulgated by the State Development and Reform Commission on October 9, 2004, and Hebei Province Foreign Invested Project Approval Administration Interim Regulations, promulgated by the Development and Reform Commission of Hebei Province on November 19, 2004, foreign invested projects of encouraged and permitted items with total investment no more than  USD 50 million shall be approved by Development and Reform department of municipal level, and total investment no more than USD 100 million by provincial level.

On May 4, 2010, State Development and Reform Commission issued the Circular concerning Lowing the Approval Level of Foreign Investment Projects, foreign invested projects of encouraged and permitted items with total investment no more than USD 300 million can be approved by provincial authority.

According to the Foreign Investment Industry Guide Catalogue, promulgated by State Development and Reform Commission and Ministry of Commerce, revised in 2004 and 2007, steel-making and steel-rolling, the main business of the Company, are permitted items.

On March 5, 2007, 600,000 tons mid-thick steel plate project of the Company was approved Development and Reform Commission of Wu’an City. Development and Reform Commission of Wu’an City also approved the application of the Company’s adding steel-making into its business scope on April 17, 2009.

Effect of Existing or Probable Government Regulation on the Business

Before starting each of its operations or any other relevant construction project, the Company must secure approval from the Environment Protection Bureau of Hebei Province.  Hongri Metallurgy must also secure a final approval once construction is completed before the operation commences.

To management’s knowledge, all current production and operating activities are in compliance with the environmental protection requirements.

Market Demand

After all is said and done, the Chinese steel industry continues to experience solid fundamental trends and favorable supply and demand dynamics. In addition to the overall improvements in China’s economy, the increased demand for steel results from several trends within the overall economy.

China’s real estate sector has been very instrumental in the growth of domestic steel demand.  Housing sales growth in 2009 was solid with new starts particularly strong in the second half of the year.  While housing sales have weakened a bit in the first half of 2010, China is still in early-phase of urbanization, thus the trend is expected to turn upward again.

China’s auto sales continue to increase, despite the financial crisis, due to improving consumer confidence as well as the purchase tax reduction and higher auto replacement subsidy introduced by the government.

According to the World Steel Association, China’s crude steel production in 2010 reached 626.7 mmt, an increase of 9.3% as compared to 2009.

China’s steel use in 2011 is expected to increase by 5.0% to 605 mmt following 5.1% growth in 2010. Given the pace of steel production in the first quarter of 2011, Chinese steel use could be even higher. However, it is expected that the Chinese government’s efforts to cool down the overheating economy, particularly the real estate sector, will impact Chinese steel demand somewhat later this year. In 2012, Chinese steel demand is expected to maintain 5.0% growth, which will bring China’s steel use to 635 mmt.

Competitive Environment

World-renown steel producers such as Shanghai Baosteel Group and Magang Group Holding Company Limited concentrate on the production of crude steel and hot-rolled steel from iron ore imported from Brazil and Australia. Hot-rolled steel coils produced by these steelmakers are then supplied as raw materials to high precision steel manufacturers, such as the Company, for further cold processing to meet specific market demand.

Regional manufacturers can be characterized into five groups, as follows.

Industry Leaders -- These firms incorporate advanced production technologies and sophisticated management teams.  Regional manufacturers in this division include Handan Iron and Steel Group Co., Ltd, Xin Xing Ductile Iron Pipe Co., Ltd, and Tian Tie Group, each of which has substantial production capacity.

High End Producers -- Companies in this group integrate iron making, steel making and rolling, to produce high-end products including, billet, hot rolled plate, and hot rolled strips, and have strong production capacity.  High end producers include China Industrial Steel, Wen Feng Iron and Steel Co., Ltd., and Zongheng Iron and Steel Co., Ltd.

Mid-Level “Country” Producers -- These firms produce low-end billet, steel and iron.  They have ample capacity, however the quality of their products are relatively low. Companies in this group include Puyang Iron and Steel Co., Ltd. and Dongshan metallurgy Industry Co., Ltd.

Independent /Private Producers – These enterprises tend to be small and low tech, and include iron-smelting, rebar, round bar steel, ribbon steel and section steel, such as Wen An Iron and Steel Co., Ltd and Wu An Bao Feng Iron and Steel Co., Ltd

Proprietary/Specialized – There is only one specialized manufacturer in Handan – Xinxing ductile pipes co., ltd – which produces ductile iron pipe and ductile iron fittings.

Thus, while we clearly do face competition, management believes that it is well positioned within the sector to sustain considerable growth going forward.  Following is a brief discussion of our strengths within the overall sector and its regional market.

Hebei Province is the biggest iron and steel manufacturing province in China, accounting for an estimated 60% of the PRCs total production capacity, and within the province, Handan and Wuan (where our facilities are located) are the most important regions in Hebei.  Management believes there are numerous advantages to be gained as a result of being headquartered in Hebei.

“Brand Name” Recognition – Hebei is associated with steel production, and as such attracts customers, management, labor and financing resources interested in the sector.

Competitive Cluster – Steel manufacturers and related companies located in Hebei are quick to hear about new strategies and innovations of their counterparts, in addition to getting feedback on their own products.

Strong Alliances Related Parties – A common shareholder has resulted in us developing an excellent working relationship with Wuan Yuan Bao Shan Industrial Group, one of biggest iron makers in local market.

Specifically within our market -- ultra-thin cold-rolled precision steel – the other regional manufacturer is Qinghuangdao Longteng Precision Strip Co., Limited, or Longteng. However, Longteng’s production capabilities are currently for cold-rolled steel with widths of approximately 400 mm, whereas our mills can provide widths of 1000 mm to 1400 mm (with a 1450 mm line in planning).  Consequently, Longteng’s products are largely sold in different segments and are not considered by management to be direct competition.

In the high carbon cold-rolled steel segment, our main competition is from Shinwha Steel Co., Ltd. in Korea.  There are also potential competitors currently constructing mills that are expected to produce precision and specialty steel products both for the domestic China market and for export.

Within the regional Handen market, there are currently more than 40 steel manufacturers. only Baosteel and Ansteel have annual output beyond 10 million tons. As for annual output of more than 5 million tons, 15 of China producers fall into the category, and they account for only 45%of the country’s steel output, 11 are producing between 1 and 5 million metric tons, with the remainder being small operations of less than 1 million metric tons annually.  Based upon information obtained from the China Metallurgical Industry Planning and Research Institute, management estimates that approximately 65% of China’s steel production is low-end, or long products and approximately 35% are high-end, high value rolled steel strips.

The Company utilizes product performance and pricing as its principal methods of competition.

Regarding product performance, Hongri Metallurgy as a private enterprise, has flexibility in its production and the management of production as compared to national enterprises. Generally, national steel companies manufacture their products on standard models. Hongri Metallurgy, however, develops, designs and manufactures products based on orders from our customers. Moreover, as Hongri Metallurgy offers various types of products, we can better satisfy the needs of our customers while also increasing the output of our products. The negative factors pertaining to our product performance is that we may encounter a higher level of difficulty in production coordination along with an increase in production costs due to our diverse product performance. However, our diversified products also enable us to price high enough to absorb the increase in such costs.

Regarding pricing, Hongri Metallurgy has flexibility in pricing as a private enterprise enabling us to adjust prices to adapt to market demands. The positive aspect of our pricing flexibility is that adjustments to pricing to meet market demands can increase the gross profit rate of products in good market conditions for steel, while retaining customers using pricing advantages and favorable payment terms in bad market conditions for steel. The negative aspect of our pricing flexibility is that the increase of gross profit rates in good market conditions may result in the loss of customers, and favorable payment terms may increase financial costs to the Company in bad market conditions for steel.

Manufacturing Process

Steel is an alloy consisting mostly of iron, with carbon content between 0.2% and 2.1% by weight, depending on the grade.  Carbon is the most cost-effective alloying material for iron, but various other alloying elements are also used such, as manganese, chromium, vanadium, and tungsten.  These elements act as a hardening agent for the steel and by varying the amount and form (i.e., solute, precipitate) of these alloying elements in the steel, manufacturers can control certain qualities such as the hardness, ductility, and tensile strength of the resulting steel.

Making steel is essentially a three-phase process as illustrated in the following diagram.  We possess one steel-making production line and three rolled production line.

Iron-making
Washery Coal
Pellet
Iron ore
Coke oven
Frit
Coke
Fritting ore
Blast furnace
Iron
Steel-making
Iron/ scrap steel
Converter
Hot steel
Belt caster
Steel billet
Rolling
Steel Bar works
Steel Plate works I
Steel Plate works II
Steel Bar
Medium plate

Products

Products are typically categorized as low-end (long products such as pipes, tubes, wires and rods) and high end (flat products such as hot-rolled steel or cold-rolled steel strips). We produce a limited number of high-end steel products which are used in a broad variety of manufacturing and industrial applications.  Each application requires specific criteria in order to optimize the end product.  We work carefully with our customers and distributors to determine the proper makeup and form of the steel that will satisfy their needs.

Following is an overview of the products that we are currently manufacturing.

Steel Billet

Steel billet is the basic material for many steel-based products.  Made by molding molten liquid, and are later exposed to extremely low temperatures to allow the metal to take shape and solidify in chemical structure. The temperature manipulates the metal’s physical properties, and tones its strength and durability. Steel billets have distinct characteristics as compared with already furnished steel bar and products. Billets have a specific grain structure, which enables the metal to be processed more intricately.  We have one steel billet production line, which can produce 2.3 million tons per year.

Hot Rolled Steel Plate

Steel plate is made by hot-rolling steel from either semi-finished slabs or directly from steel billet into rectangular shapes or coils.  Our facilities can produce steel bars and wire rods from a variety of steels in several different strength grades.

Reinforcing Steel

Reinforced concrete was created based on the principle that by adding a material to concrete it would be sounder structurally.  Steel is the best material for reinforcing concrete because the properties of expansion for both steel and concrete are approximately the same; that is, under normal conditions, they will expand and contract at an almost equal rate. For this reason, reinforcing steel is widely used in the construction industry.

However, because the quality of reinforcing steel has direct effect on a construction project’s quality and safety, the China National Development and Reform Commission limits the number of production permits for reinforcing steel to qualified manufacturers. CIS is one of only two permitted steel makers in Handan City.

Pricing Model

We generally set prices for our customers on a month by month basis.  Pricing is adjusted continually based on an evaluation of local steel market prices.

Raw Materials

The primary raw materials necessary for production of steel are iron ore and coal. Several larger steel manufacturers have vertically integrated their business to include a mining component within their operation.  We do not have any internal coal or iron mine resources, opting instead to purchase those raw materials from third parties with whom it has established relationships.  Our raw materials are readily available in the market as there are more than twenty molten iron producers from which the Company can get its raw materials from. Following is a list of our leading suppliers of raw materials.

	Supplier	Materials	2008 (Tons)	2009 (Tons)
1	Hebei Huafeng Coal and Power Co., Ltd.	Coke	200,000	250,000
2	Heibei Feng Coking Co., Ltd.	Coke	50,000	30,000
3	Handan Lushun Coking Co., Ltd.	Coke	50,000	50,000
4	Shanxi Xianghui Huayuan Coking., Ltd.	Coke	100,000	150,000
5	Lichengxian Changfu Gas Coking Co., Ltd.	Coke	100,000	20,000
6	Shahe Jinli Industry and Trade Co., Ltd.	Iron ore	200,000	1,500,000
7	Jizhong Energy Fengfeng Group Handan Dingfeng Logistics Co., Ltd.	Iron ore	500,000	300,000
8	Tianjin JinBarr Import& Export Co., Ltd.	Iron ore	800,000	1,300,000
9	Shandong Yuanzitong International Trading Co., Ltd.	Iron ore	400,000	900,000
10	Heibei Jiwu Metal Recycling Co., Ltd.	Iron ore	300,000	500,000
11	Wuanshi Linyongxin Trade Co., Ltd.	Iron ore	300,000	200,000
12	Wuan Weiqing Materials Trade Co., Ltd.	Iron ore	200,000	100,000

Once purchased, raw materials are delivered to our related party, Hongrong Iron & Steel Co., Ltd.’s ironwork and coking plants where they are transformed into molten iron and coke, respectively, and then sent to our production facilities where they are used to manufacture our steel products. As described above in our Description of Business, YBS Group is a parent company of Hongri Metallurgy, which consists of Hongrong Iron & Steel Co., Ltd. Although these plants are run by a related party, Hongri Metallurgy does pay market rate processing fees for work.  Both the raw materials purchasing price and third party processing fees are accounted for as direct costs of our steel products.

Sales and Marketing

In keeping with our strategy to maintain a lean operating infrastructure, we currently utilize distributors to sell our products as opposed to an in-house sales force.  Generally, we enter into one-year term agreements with our distributors. Our distributors are not subject to any exclusivity restrictions under their agreements with us and as such, they are entitled to distribute products for other manufacturers. Approximately 90% of our sales are fulfilled through agents selling to established end users throughout China, including Jinan and Taian in Shandong Province, Shijiazhuang, Tangshan, Handan, and Zhengzhou.

While the margins may be a bit lower than selling directly to the customer, the commodity nature of the our products lends itself to an agent sales marketing strategy as compared to a dedicated, and more costly “in-house” sales team. Furthermore, this strategy requires a comparatively lower investment in overhead expenses (i.e., training, marketing and salaries); market risk is undertaken by the agents, and we receive payment in advance which greatly facilitates its cash management.

Dependence on One or a Few Customers

For the year ended December 31, 2010, there were ten (10) major customers that accounted for approximately 63.05% of the Company’s total sales. Wuan Jun Fa Materical and Trade Co., Ltd and Wu'an Yinli Materials Co., Ltd. accounted for 18% and 10% of sales, respectively.

For the year ended December 31, 2009, there were ten (10) major customers that accounted for approximately 59.95% of the Company’s total sales with only one customer, Wuan Jun Fa Materical and Trade Co., Ltd. , totaling 12% of sales.

For the year ended December 31, 2008, there were ten (10) major customers accounted for approximately 57.19% of the Company’s total sales with only one customer,  Wuan Jun Fa Materical and Trade Co., Ltd., over 10%, which was 12%.

The following table lists the Company’s top ten customers in 2010.

Customer name	Percentage to total sales
Wuan Jun Fa Materical and Trade Co., Ltd	17.94%
Wu'an Yinli Materials Co., Ltd.	10.07%
Hebei Fushan Steel Trading Co., Ltd	9.27%
Henan Rongtong Industrial Co., Ltd	5.90%

Handan Jin Dou Materials Co., Ltd	5.01%
Wu'an Yuanbaoshan Industrial Group Co., Ltd.	4.73%*
Hebei Guohe Auto Investment Co., Ltd	2.80%
Hebei Haushi Steel Trading Ltd.	2.71%
Shanghai Hua Chang Yuan Industry Investment Co	2.65%
Beijing Chuangye Gelan Trading Ltd.	1.98%
*Wu’an Yuanbaoshan Industrial Group Co., Ltd. is a parent company of Hongri Metallurgy.

The nature of China’s steel industry and the regional demand for high quality, cold-rolled steel, result in us having to do very little formal marketing.  The majority of new orders come from current customers reducing imports and new customers who are referred by trading agents or existing customers.  We do transact a small portion of our sales directly to customers via the internet; however these orders are not consistent.  Looking forward, we are evaluating the feasibility of establishing an in-house distribution center to facilitate direct sales to certain end-users.

Manufacturing Facilities

We currently operate four production lines, as outlined in the following table.   The Company had completed construction of steel production phase II in 2009. Total steelmaking capacity was increased to 2.3 million tons in 2009 from 1.3 million tons in 2008. Total production of steelmaking to total capacity utilization rate was approximately 47%, 90% and 45% in 2010, 2009 and 2008, respectively. The second plate production line has been added in 2009. Steel plate production capacity was increased to 1,400,000 tons per year in 2009 from 600,000 tons per year in 2008. In addition, the construction of a new 600,000 ton steel bar production line was completed in 2009. Total steel rolling capacity, including steel plate and steel bar production is 2 million tons. Total production of steel rolling to total capacity utilization rate was approximately 44%, 58% and 83% in 2010, 2009 and 2008, respectively.

		Completed	Annual Capacity	Output
Project Name		Date	(Tons)	2007	2008	2009	2010
Steel-Making	Steel Production Phase I	Nov, 2007	1,300,000	32,000	584,601	1,200,000	770,000
	Steel Production Phase II	Dec, 2009	1,000,000			123,345	299,783
Cumulative Steel Production			2,300,000	32,000	584,601	1,323,345	1,069,783
Steel-Rolling	Plate Production(First Stage)	Nov, 2007	600,000	30,153	496,979	580,000	343,682
	Plate Production (Second Stage)	Jun, 2009	800,000			331,631	492,112
	Bar Production(Third Stage)	Mar, 2009	600,000				48,780
Cumulative Steel Rolling Production			2,000,000	30,153	496,979	911,631	884,574

Environmental Regulation Compliance

We take our environmental responsibilities very seriously and works to minimize the impact of each of our facilities on the environment.  Before starting each of its operations or any other relevant construction project, we must secure approval from the Environment Protection Bureau of Hebei Province.  We must also secure a final approval once construction is completed before the operation commences.

We anticipate the cost to comply with environmental regulations to be approximately $850,000, which would entail primarily management expenses.

All PRC enterprises in the iron and steel industry are required to obtain from various PRC governmental authorities certain permits and licenses, including, without limitation, a business license, a pollution emission license and a National Industrial Product Manufacture License and filing and approval for the production capacity of fixed asset investments. If we do not comply with these environmental regulations, or any failure by Hongri Metallurgy to obtain or renew the filings, licenses, permits and approvals may have an adverse effect on the operations of Hongri Metallurgy’s business. Further, our consolidated business and operating results could be materially and adversely affected if our operating subsidiaries were required to increase expenditures to comply with any new environmental regulations affecting its operations.

Hongri Metallurgy is also required to conduct an environmental impact assessment and file such assessment with the local government, as well as to obtain the approval of construction project environment protection completion acceptance from Environmental Protection Bureau of Hebei Province for the production lines. Hongri Metallurgy intends to obtain and apply for the environmental impact assessment and application for construction project environment protection completion acceptance for its production lines. Any failure by Hongri Metallurgy to make the filing and obtain the approval for environmental impact assessment may subject Hongri Metallurgy to a fine of approximately RMB 50,000 to RMB 200,000 and any failure by Hongri Metallurgy to obtain the approval of construction project environment protection completion acceptance may subject Hongri Metallurgy to halt the operation or production and a fine up to RMB 100,000, and as a result may have a material adverse effect on Hongri Metallurgy’s production and business.

Currently management is not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection and our cold-rolled mills produce no impermissible emissions.  The pickling process is outsourced to a local company which is wholly-responsible for any failure to comply with applicable law.

Quality Control

Our facilities conform to system standard GB/t 19001-2008/ISO 9001:2008.  We process products in strict accordance with standard testing and substandard products are disposed of in strict accordance with the procedures to prevent the unintended use of unqualified products to ensure final product quality.

All key personnel regularly undergo further training to improve their skills to monitor the production process and maintain superior quality control.

Employees

As of February 7, 2011, Hongri Metallurgy employed a staff of 816, all of whom are full-time employees. The largest group is the production staff, as illustrated in the following table.

Employee Breakdown
Department	Number of Employees
Steel workshop	183
Continuous casting workshop	227
Electrical & Control and Automation workshop	227
Oxygen making workshop	80
Logistics Department	19
Laboratory Department	19
Quality inspection Department	7
Security Department	12
Dispatching Department	14
Finance Department	2
Warehouse	9
Equipment management department	1
The administrative department	3
Total Employees	816

Hongri Metallurgy maintains good relations with its employees.

Hongri Metallurgy is required to contribute a portion of its employees' total salaries to the Chinese government's social insurance funds, including medical insurance and unemployment insurance and to purchase job injuries insurance for employees, in accordance with relevant regulations. The government's social insurance funds account for 10% of employees' total salaries, while job injuries insurance premiums are about RMB 50 (approximately US$7) per person. Hongri Metallurgy expects the amount of its contribution to the government's social insurance funds and the cost related to job injuries insurance to increase in the future as it expands its workforce and operations.

Executive Offices

Our executive office in China for Hongri Metallurgy is located at Guzhen Village, Yetao Town, Wu’an City, Hebei Province, Tel: 86 310 5919498.  Our company website address is: www.chinaindustrialsteel.com

Risk of Loss and Product Liability Insurance

The Company doesn’t have any product liability insurance for its products.

DESCRIPTION OF PROPERTY

All land in the PRC is owned by the government and cannot be sold to any individual or entity. Instead, the government grants landholders a "land use right" after a purchase price for such "land use right" is paid to the government. The "land use right" allows the holder the right to use the land for a specified long-term period of time and enjoys all the incidents of ownership of the land. The following are the details regarding Hongri Metallurgy’s land use rights with regard to the land that it uses in its business.

The Company leases 956 mu (approximately 157.5 acres) of land as its manufacturing site from YBS Group, a related party. The rent for the first three years was waived per lease agreement. The annual lease payment is RMB 1,434,450 (approximately $210,147) commencing on 2011. The average lease payment is RMB 1,291,005 (approximately $189,132) per annum. The lease is set to expire on December 31, 2037. The present value of the total lease payments at inception was RMB 12,703,147 (approximately $1,861,011), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

LEGAL PROCEEDINGS

Neither we nor any of our subsidiaries including Hongri Metallurgy is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us, Hongri Metallurgy or any of our other subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 7, 2011 by (i) any person or group with more than 5% of our voting securities, (ii) each director, (iii) each executive officer and (iv) all executive officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Common Stock Beneficially Owned (1)	Percent of Common Stock (2)
Common Stock	Liu Shenghong, Chief Executive Officer and Chairman of the Board of Directors (3) Address: No.1055, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	1,819,321	2%

Common Stock	Liu Beifang, Director Address: No.603, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	37,086,143	48%

Common Stock	Xiaolong Zhou, Chief Financial Officer Address: 110 Wall Street, 11th Floor, New York, New York, 1005	25,000	*

Common Stock	Pan Rutai, Chief Engineer and Manager, Plant Operations Address: No.347, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	0	0

Common Stock	Frank J. Pena, Director Address: 1590 HORSESHOE DRIVE MANASQUAN, NJ, 08736	25,000	*

Common Stock	Liu Fengye, Director Address: No.1054, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	1,259,530	2%

Common Stock	Liu Jihnghe, Director Address: No.580, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	559,751	1%

Common Stock	Fakei Investment Ltd. (4) Address: Flat/RM 808, 8/F, Yusung Boon Bldg, 107-111 Des Voeux Rd. Central, HK	17,493,463	23.79%

Common Stock	All Directors and Officers of the Company as a group (7 persons)	40,774,745	52%

 *Less than 1% of the outstanding common stock.

(1)	As of the date of this prospectus, none of the beneficial owners listed in the table holds any option, warrant or other right to acquire any shares of our common within 60 days.

(2)
As of February 7, 2011, we had 73,542,058 outstanding shares of common stock outstanding. Because none of the beneficial owners listed in the table holds any option, warrant or other right to acquire any shares of our common within 60 days of the date of this prospectus, the calculation of percentage of class held by each owner does not include any such shares.

(3)
Liu Shenghong, our Chief Executive Officer, Chairman of Board of Directors and one of the shareholders of YBS Group and several other of the shareholders of YBS Group (each of them, the “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with Karen Prudente, the nominee and trustee of YBS Group, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as defined in the Call Option Agreements; the Option may be exercised, in whole or in part, in accordance with the following schedule:  34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014. Karen Prudente exercises the sole voting power with respect to the shares held in the name of Liu Shenghong, but disclaims beneficial ownership of such shares.

(4)	Liu Weiru is the Authorized Representative of Fakei Investment Ltd., and has the sole voting and dispositive power over the securities held for the account of Fakei Investment Ltd.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following are our officers and directors as of the date of this prospectus. Some of our officers and directors are residents of the PRC and, therefore, it may be difficult for investors to effect service of process within the U.S. upon them or to enforce judgments against them obtained from the U.S. courts.

Directors and Executive Officers of China Industrial Steel:

Name	Position	Age

Liu Shenghong	Chairman of Board, Chief Executive Officer and Chief Operating Officer	48

Xiaolong Zhou	Chief Financial Officer	59

Pan Rutai	Chief Engineer and Manager, Plant Operations	47

Frank J. Pena	Director	52

Liu Beifang	Director	72

Liu Fengye	Director	53

Liu Jihnghe	Director	55

Liu Shenghong Mr. Liu, our Chief Executive Officer and Chief Operating Officer, and Chairman of the Board of Directors, brings 20 years of expertise in ferrous metallurgy to the Company.  He has been serving as Chairman of the Board of Directors since August 2010, and became a director after the execution of the Entrustment Agreements. He has been with the Company (and/or its parent the Yuanbaoshan Group) since 1988, where he first served as the Deputy Plant Chief, then was promoted to Deputy General Manager of the Yuanbaoshan Group in 1993, where he helped increase the company’s assets from 10 million RMB to 150 million.  From 1999 to 2007, he served as the Group General Manager, where he was instrumental in increasing sales to 4.8 billion RMB, with profits of 500 million RMB.  In 2007 he became Chairman and General Manager of, Handan Hongri Metallurgy Co., Ltd.  Mr. Liu , graduated from Hebei Tangshan Project Technology Institute in 1987.

Mr. Xiaolong Zhou was appointed as our Chief Financial Officer in February 2010. He had been a senior accountant in Liss Okou Goldstein Okun and Tancer CPA'S P.C. in Great Neck, New York for the prior nine years. He is a certified public accountant, registered in the state of New York, a member of American Institute of Certified Public Accountants, and a member of New York State Society of Certified Public Accountants. Mr. Zhou obtained an M.B.A. in accountancy degree from Baruch College of CUNY and an M.A. in economics degree from City College of CUNY. He obtained a B.A. in economics degree from Fudan University, Shanghai, China.

Pan Rutai Mr. Pan joined the Yuanbaoshan Industry Group as Production Chief of the cement division in 1983.  In 1989 he joined the Company as Deputy Director of Production, a position he held for 10 years.  From 2000 to 2006, he served as Factory Manager of the Company’s iron to steel production facility.  In 2007 he was promoted to his current position as Chief Engineer and Manager of the Company, where he has been extremely instrumental in increasing the efficiency of the operation and reducing the energy consumption.

Frank J. Pena, our director since March 2010, has spent over 27 years in the financial services arena primarily in banking, brokerage and consulting. Mr. Pena has worked on hundreds of transactions in the real estate and distressed asset arena totaling over $1.5 billion as well as raising significant equity and debt capital for both public and private companies.  From January 2000 to the present day, Mr. Pena has been the Principal of Winthorp Capital Group, a boutique advisory firm that works with public and private companies in raising equity and debt capital.  Prior to forming Winthorp Capital Group, Mr. Pena was the Director of Sales & Marketing for the Breen Capital Group from May 1996 to December 1999.  From October 1988 until May 1996, Mr. Pena was a Vice President of First Fidelity Bank (subsequently acquired by First Union National Bank and today known as Wachovia Bank), where he was pivotal in creating First Fidelity's Municipal Tax Lien business. Mr. Pena has a BS degree from Kean University in Management Science. Mr. Pena is fluent in English and Spanish.

Liu Fengye, our director since August 2010, after the execution of the Entrustment Agreements, is a junior college level, party member, acted as the president of the Economics and Trade Company of Wu’an Yuanbaoshan Industrial Group from 1978 to 1995. She also served as the president of YIN SHENG Economics and Trade Company of WU’AN City from 1996 to 2006. Since 2007, Mrs. Liu has held a post of member of the board of Handan Hongri Metallurgy Co., Ltd. Enthusiastic and decisive, she is one of the best in our Group, who participated in many substantial jobs and won a reputation for us.

Liu Jinghe, our director since August 2010, after the execution of the Entrustment Agreements, is a junior college level, party member, is the vice president of Handan Hongri Metallurgy Co., Ltd. He served in military from 1974 to 1978. From 1983 to 1989, he acted as the manager of the Secondary Cement Factory of YUANBAOSHAN in WU’AN City and as the manager of the First Cement Factory of  Wu’an Yuanbaoshan from 1990 to 1999. Since 2000, he has been the Vice President of Yuanbaoshan Industrial Group. The 20 years professional history ensured him having more practical experiences, which covers market positioning and market model of steel and iron industry. Possessing abundant experiences and updated concepts, he is precisely one of the talents our enterprise needs for healthy development.

Lie Beifang, our director since August 2010, after the execution of the Entrustment Agreements, joined the Yuanbaoshan Industry Group as General Manger in 1989, In 1999 he Joined the company as President, a position he held for 11 years. From 2007 till now, he served as member of board of directors of Handan Hongri Metallurgy Co., Ltd., He has more than 25 years of management experience in iron industries.

The directors will serve until our next annual meeting, or until their successors are duly elected and qualified. The officers serve at the pleasure of the Board.

When evaluating candidates for election to the Board, the Company seeks candidates with certain qualities that it believes are important, including integrity, an objective perspective, good judgment, leadership skills. Our directors are highly educated and have diverse backgrounds and talents and extensive track records of success in what we believe are highly relevant positions.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

None of our directors currently hold or held any directorships during the past five years in other reporting companies.

Presently, none of our directors is an “independent director” under  the Corporate Governance Rules of the NASDAQ Stock Market, Inc., Rule   5605(a)(2).

There are no family relationships among our directors or officers other than; Liu Beifang is the father of Liu Shenghong, our Chairman, Chief Executive Officer and Chief Operating Officer.

To our knowledge, during the last ten years, none of our directors and executive officers (including those of our subsidiaries) has:

●	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

●	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

●
Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

●
Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

●
Been the subject to, or a party to, any sanction or order, not subsequently reverse, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Audit Committee Financial Expert

Our board of directors currently acts as our audit committee and has not made a determination as to whether any member of our board is an audit committee financial expert. Accordingly, as of the date hereof, the Company does not have an audit committee financial expert. However, upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Audit Committee

We have not yet appointed an audit committee.  At the present time, we believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.  We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert as soon as practicable upon the effectiveness of our Registration Statement on Form S-1, as amended.

Compensation Committee

We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee.

Nominating Committee

We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee.

Board Leadership Structure

Liu Shenghong is our chairman. At the advice of other members of the management or the Board, Mr. Liu calls meetings of Board of Directors when necessary. The Board believes that the Company's Chief Executive Officer is best situated to serve as chairman of the Board because she is the director most familiar with our business and industry and the director most capable of identifying strategic priorities and executing our business strategy. In addition, having a single leader eliminates the potential for confusion and provides clear leadership for the Company. We believe that this leadership structure has served the Company well.

The Board’s Role in Risk Oversight

Risk is an integral part of the Board's deliberations throughout the year. The Board oversees and reviews an assessment prepared by management of the critical risks facing the Company, their relative magnitude and management’s actions to mitigate these risks.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We presently pay compensation to our Chief Executive Officer, Liu Shenghong, and our Chief Financial Officer,  Xialong Zhou, and our Chief Engineer and Manager, Plant Operations, Rutai Pan. We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee. The board of directors has extensive executive level experience in other companies and brings a perspective of reasonableness to compensation matters with our Company. In addition, the board of directors compares executive compensation practices of similar companies at similar stages of development. For example, the compensation to executive officers in China varies depending on the size, profitability, development stage, and location of the company. Generally, compensation to executive officers in China ranges from RMB100,000 to over RMB1,000,000 per annum.  As we are a relatively young company in the PRC, the compensation to our named executive officers is comparable to other young companies because like other young companies, we have not yet developed our executive compensation arrangements. We intend to develop our compensation arrangements as the Company develops and our resources expand.

The objectives of our compensation program are as follows:

●	Reward performance that drives substantial increases in shareholder value, as evidenced through both future operating profits and increased market price of our common shares; and
●	Attract, hire and retain well-qualified executives.

Specific salary and bonus levels, as well as the amount and timing of equity incentive grants, are determined informally and judgmentally, on an individual-case basis, taking into consideration each executive's unique talents and experience as they relate to our needs. Currently, none of our executives have entered into written employment agreements with the Company. However, executive compensation is paid or granted pursuant to each executive's compensation arrangement or understanding with the Company. Currently, in consideration for Shenghong Liu’s, Xialong Zhou’s, and Rutai Pan’s services to the Company as Chief Executive Officer and Chief Operating Officer, Chief Financial Officer, and Chief Engineer and Manager, Plant Operations, respectively, Messrs. Liu, Zhou, and Pan are entitled to receive an annual salary of approximately $29,548, $48,750, and $29,548, respectively. The terms of Messrs. Liu’s, Zhou’s, and Pan’s employment with the Company shall continue on a year-to-year basis unless terminated by the other party. Compensation adjustments are made occasionally based on changes in an executive's level of responsibility or on changed local and specific executive employment market conditions.

Risk Management Considerations

In response to the ongoing global economic recession, in 2010 the board considered the incentives under our executive compensation program and whether they introduced or encouraged excessive risk taking or other behaviors by our executives that could have a negative impact on our business. The board determined that our executive compensation program provides an appropriate balance of incentives and that it does not encourage our executives to take excessive risks or otherwise create risks that are reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table summarizes the annual compensation paid to our named executive officers for the three years ended December 31, 2010, 2009, and 2008:

					Stock	Option	All Other
Name and Principal Position	Year	Salary ($)		Bonus ($)	Awards ($)	Awards ($)	Comp ($)	Total ($)
Shenghong Liu	2010	29,548	(1)	-	-	-	-	29,548
Chairman, Chief Executive Officer and	2009	28,950	(1)	-	-	-	-	28,950
Chief Operating Officer	2008	28,792	(1)	-	-	-	-	28,792

Xialong Zhou	2010	48,750		-	-	-	-	48,750
Chief Financial Officer	2009	-		-	-	-	-	-
	2008	-		-	-	-	-	-

Rutai Pan	2010	29,548	(2)	-	-	-	-	29,548
Chief Engineer and Manager,	2009	28,950	(2)	-	-	-	-	28,950
Plant Operations	2008	28,792	(2)	-	-	-	-	28,792

(1)
During 2008, 2009, and 2010, Mr. Liu Shenghong received RMB 200,000 per annum. However, the difference in the amounts reflected in the Summary Compensation Table for 2008, 2009 and 2010 is due to changes in exchange rates.

(2)
During 2008, 2009, and 2010, Mr. Rutai Pan received RMB 200,000 per annum. However, the difference in the amounts reflected in the Summary Compensation Table for 2008, 2009 and 2010 is due to changes in exchange rates.

Please see the assumptions relating to the valuation of our stock option awards which are contained in Notes to audited Financial Statements included in this 10K.

None of our named executive officers receive any compensation for their work at Handan Hongri Metallurgy Co., Ltd.

Employment Agreements

There are currently no employment agreements with any officers or directors

Stock Option Grants Under Our Stock Option Plans

During 2010, there were no stock option awards granted to our executive officers under our stock option plans.

Director Compensation

We have not had compensation arrangements in place for members of our board of directors and have not finalized any plan to compensate directors in the future for their services as directors.  We may develop a compensation plan for our independent directors in order to attract qualified persons and to retain them.  We expect that the compensation arrangements may be comprised of a combination of cash and/or equity awards.

Notwithstanding the foregoing, generally, we pay no compensation to the directors for serving as a director. There are no other elements of compensation paid to our directors but it is expected that in the future, we may create a remuneration and expense reimbursement plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related parties can include any of our directors or executive officers, certain of our stockholders and their immediate family members. A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of the Company as a whole.

In evaluating related party transactions and potential conflicts of interest, our board of directors apply the same standards of good faith and fiduciary duty they apply to their general responsibilities. They will approve a related party transaction only when, in their good faith judgment, the transaction is in the best interest of the Company.

Hongri is 70% owned by YBS Group, who is a major shareholder of some other steel production related companies, mainly Hongrong Iron and Steel Co. Ltd. (“Hongrong”), Wu'an Baoye Coke Industrial Co. Ltd.(“Baoye”), Wu'an Yuanbaoshan Cement Plant (“Cement Plant”), Wu'an Yuanbaoshan Ore Treatment Plant (“Ore Treatment”), Wu'an Yuanbaoshan Industrial Group Go. Ltd - Gas Station and Wu’an Yeijin Iron Co. Ltd. (“Yeijin”). During the routine business process, Hongri purchases raw materials and supplies from these companies and advances to / or owes cash to these companies.

The relationships and the nature of related party transactions are summarized as follow:

Name of Related Party	Owned by YBS and its major shareholders	Relationship to Hongri	Nature of Transactions
Hebei Wu'an Yuanbaoshan Industrial Group Co. Ltd. (“YBS Group”)	Self	70% parent	Services, information and public relationship, and coordination
Wu'an Yuanbaoshan Industrial Group Co. Ltd - Gas Station	100%	Affiliated company	Supplier of gas
Wu'an Hongrong Iron & Steel Co. Ltd (“Hongrong”)	67%	Affiliated company	Supplier of molten iron
Wu'an Baoye Coke Industrial Co. Ltd. (“Baoye”)	49%	Affiliated company	Supplier of coke
Wu'an Yuanbaoshan Cement Plant	36%	Affiliated company	Supplier of cement
Wu'an Yuanbaoshan Ore Treatment Plant	33%	Affiliated company	Supplier of granular
Wu’an Yeijin Iron Co. Ltd	31%	Affiliated company	Supplier of iron

U.S. GAAP requires consolidation when an entity holds a controlling interest in another entity (often in the form of control through voting interests) or if the entity meets the requirements of a variable interest entity (“VIE”). The Company has no direct control of the affiliated companies, noted above, through voting interests. However, because the Company has a variable interest in some of these affiliated companies via the supply relationships noted above (i.e. implied relationships), the Company is required to determine whether such affiliates are VIE’s and, if so, whether the Company is the primary beneficiary so that consolidation must occur. A VIE has the following characteristics in accordance with ASC 810-10-15-14:  insufficient equity investment at risk; equity lacking decision-making rights; equity with nonsubstantive voting rights; lacking the obligation to absorb an entity’s expected losses and lacking the right to receive an entity’s expected residual returns. The Company’s analysis concluded that such affiliates were not VIE’s.

As of December 31, 2010 and 2009, advances to related parties and accounts payable - related parties consisted of:

Advances to Related Parties

Name of related parties	2010	2009
Wu'an Yuanbaoshan Industrial Group Co. Ltd	$24,950,265	$20,611,677
Wu'an Hongrong Iron & Steel Co. Ltd	19,215,494	19,943,131
Wu'an Yuanbaoshan Ore Treatment Plant	370,727	-
Total Advance to Related Parties	$44,536,486	$40,554,808

Accounts Payable - Related Parties

Name of related parties	2010	2009
Wu'an Yuanbaoshan Industrial Group Co. Ltd - Gas Station	$-	$(606,938)
Wu'an Baoye Coke Industrial Co. Ltd.	(4,400,996)	(5,528,680)
Wu'an Yuanbaoshan Cement Plant	(104,688)	(78,132)
Wu'an Yuanbaoshan Ore Treatment Plant	-	(635,657)
Wu'an Yeijin Iron Co. Ltd	-	(3,292,461)
Total Accounts Payable - Related Parties	$(4,505,684)	$(10,141,868)

YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company is varied each year. The management fees were $569,035, $220,076 and $561,971 in 2010, 2009 and 2008, respectively.

Hongri purchased raw materials from the above-mentioned related parties and had advances and accounts payable to these related parties in the routine business operations. It is a common practice in China that a vendor or supplier requires an advance payment before the shipment of merchandise. The Company advanced to the related parties so that these related parties were able to pay partial in advance to their vendors or suppliers. Most of these advances related to the purchase of raw material and other supplies in routine business and were short term in nature. The advances are interest free and will be utilized during the current period. The balance of advance to YBS group, a parent company, was $42,248,541 and $20,611,677 as of December 31, 2010 and 2009, respectively. The balance of advance to Hongrong, the Company’s major molten iron supplier, was $19,215, 494 and $19,943,131 as of December 31, 2010 and 2009, respectively.

Accounts payable to related parties represents an unsettled amount in the normal course of business. These payables were short term in nature and were with no interest. Total payable to related parties was $4,505,684 and $10,141,868 as of December 31, 2010 and 2009.

Purchases from related parties

Hongrong is a manufacturer of molten iron – the Company’s raw material of the production. The Company subcontracted with Hongrong to process molten iron before February 2010. In 2009, the Company paid $20,178,180 processing fee to Hongrong.  Beginning from February 2010, the Company terminated subcontract relationship with Hongrong and began purchasing processed  molten iron from Hongrong at a price equivalent to the local iron market, in accordance with a supply agreement. From February to December 2010, the Company purchased $431,329,226 (1,080,737 metric tons) of molten iron from Hongrong.

The Company purchased powdered iron – raw material from YBS Group in the amount of $2,059,667 and $2,767,262 in 2010 and 2009, respectively.

The Company purchased coke in the amount of $2,927,689 and $51,752,940 from Baoye in 2010 and 2009, respectively.

The Company purchased granular in the amount of $1,804,559 and $2,388,877 from Wu'an Yuanbaoshan Ore Treatment Plant in 2010 and 2009.

Sales to related parties

The Company’s sales of its products to YBS Group amounted to $26,854,226 and $30,366,019, in 2010 and 2009, respectively. YBS acts as a distributor of steel products for the Company and all sales are final. The only right of return is for defective steel products and the Company has not experienced any returns in the past years of operations. The steel products are picked up directly by the YBS’ customers at which time the Company recognizes the sale. The outstanding account receivable balance from YBS is deemed recoverable due to the fact that the company owes an equipment loan of $50,349,307. The Company has determined these sales should be recorded on a gross basis based on the following analysis: upon shipment all risks of ownership transfer to YBS’ customers and the Company does not bare any additional risks and YBS has all of the collection risk from its customers.

Accounts receivable from YBS Group were $17,298,276 and $0 as of December 31, 2010 and 2009, respectively.

Equipment Loans Payable – Related Parties

Equipment loans payable – related parties at December 31, 2010 and 2009 consisted of:

Equipment Loans Payable	2010	2009

Equipment loan - YBS Group payable	$50,349,307	$54,885,968
Equipment loan - Hongrong payable	20,422,832	24,201,859
Total equipment loans payable	70,772,139	79,087,827
Less: current portion	(11,025,728)	(10,660,435)
Long-term payable	$59,746,411	$68,427,392

On November 30, 2007, the Company purchased a Plate-Rolling I production line and related auxiliary equipment from YBS Group at a price of RMB 191,163,559 (approximately $26,208,524), which was at cost, and carryover basis of YBS group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 17,973,455 (approximately $2,723,338 at December 31, 2010) per annum. The remaining balance is to be paid equally in the years of 2016 and 2017. The Company repaid RMB 17,973,455 (approximately $2,723,338) and RMB 17,973,455 (approximately $2,633,111) in 2010 and 2009, respectively.

On November 30, 2009, the Company purchased a Steel-Making II production line and related auxiliary equipment from YBS Group at a price of RMB 243,811,599 (approximately $35,718,399), which was at cost, and carryover basis of YBS Group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 24,380,000 (approximately $3,694,058 at December 31, 2010) per annum. The remaining balance is to be paid equally in the years of 2017 and 2018. The Company repaid RMB 24,380,000 (approximately $3,694,058) and RMB 24,380,000 (approximately $3,571,670) in 2010 and 2009, respectively.

On November 30, 2007, the Company purchased a Steel-Making I production line and related auxiliary equipment from Hongrong at a price of RMB 326,028,440 ($44,698,499), which was at cost, and carryover basis of Hongrong. Hongrong provided a 10 year seller-financed loan to The Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 30,414,021 (approximately $4,608,333 at December 31, 2010) per annum. The remaining balance is to be paid equally in the years of 2016 and 2017. The Company repaid RMB 30,414,021 (approximately $4,608,333) and RMB 30,414,021 (approximately $4,455,654) in 2010 and 2009, respectively. The Company made additional payments of RMB 100,000,000 (approximately $14,650,000) during 2009. It is the intent of management to accelerate repayments if surplus cash is available.

On November 30, 2009, the Company purchased Bar-Rolling III production line and related auxiliary equipment from Hongrong at a price of RMB 141,606,756 (approximately $20,746,855), which was at cost, and carryover basis of Hongrong. Hongrong provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 14,000,000 (approximately $2,051,000) per annum. The remaining balance was to be paid equally in the years of 2017 and 2018. The Company repaid RMB 141,606,756 (approximately $20,746,855) in full in 2009.

The Company paid interest totaling RMB 18,732,412 (approximately $2,767,527) and RMB 17,334,635 (approximately $2,540,390) to YBS Group in 2010 and 2009, respectively.

The Company paid interest totaling RMB 8,260,020 (approximately $1,220,335) and RMB 23,040,741 (approximately $3,376,947) to Hongrong in 2010 and 2009, respectively.

Equipment loans, accrued interest and repayments were reconciled follows:

YBS Group Loan Payable	Total Loans and Accrued Interests Payable	Accrued Loan Interests	Steel-Making II production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2018	Plate-Rolling I production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2017

Balance at March 7, 2007	$-	$-	$-	$-
Acquired in 2007	26,208,524	-	-	26,208,524
Repayment in 2007	-	-	-	-
Balance at December 31, 2007	26,208,524	-	-	26,208,524
Acquired in 2008	-	-	-	-
Accrued interest	1,269,483	1,269,483	-	-
Repayment in 2008	(2,634,909)	-	-	(2,634,909)
Effect of exchange rate	1,816,054	-	-	1,816,054
Balance at December 31, 2008	26,659,152	1,269,483	-	25,389,669
Acquired in 2009	35,718,399		35,718,399	-
Accrued interest	1,270,907	1,270,907		-
Repayment in 2009	(8,745,171)	(2,540,390)	(3,571,670)	(2,633,111)
Effect of exchange rate	(17,319)	-	-	(17,319)
Balance at December 31, 2009	54,885,968	-	32,146,729	22,739,239
Acquired in 2010	-	-	-	-
Accrued interest	2,767,527	2,767,527	-	-
Repayment in 2010	(9,184,923)	(2,767,527)	(3,694,058)	(2,723,338)
Effect of exchange rate	1,880,735		1,101,547	779,188

Hongrong Loan Payable	Total Loans and Accrued Interests Payable	Accrued Loan Interests	Bar-Rolling III production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2018	Steel-Making I production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2017
Balance at March 31, 2007	$-	$-	$-	$-
Acquired in 2007	44,698,499	-	-	44,698,499
Repayment in 2007	-	-	-	-
Balance at December 31, 2007	44,698,499	-	-	44,698,499
Accrued interest	2,166,854	2,166,854	-	-
Repayment in 2008	(4,458,695)	-		(4,458,695)
Effect of exchange rate	3,097,270	-	-	3,097,270
Balance at December 31, 2008	45,503,928	2,166,854	-	43,337,074
Acquired in 2009	20,746,855	-	20,746,855	-
Accrued interest	1,210,093	1,210,093	-	-
Repayment in 2009	(43,229,456)	(3,376,947)	(20,746,855)	(19,105,654)
Effect of exchange rate	(29,561)	-	-	(29,561)
Balance at December 31, 2009	24,201,859	-	-	24,201,859
Acquired in 2010	-	-	-	-
Accrued interest	1,220,335	1,220,335	-	-
Repayment in 2010	(5,828,668)	(1,220,335)	-	(4,608,333)
Effect of exchange rate	829,306		-	829,306
Balance at December 31, 2010	$20,422,832	$-	$-	$20,422,832

Leases From Related Parties

In December 2007, the Company entered into a lease agreement with YBS Group to lease 956 mu (approximately 157.5 acres) of land as its manufacturing site from YBS Group, a related party. The rent for the first three years was waived per the lease agreement. The annual lease payment is RMB 1,434,450 (approximately $217,348) commencing on 2011. The average lease payment is RMB 1,291,005 (approximately $195,613) per annum. The lease is set to expire on December 31, 2037. The present value of the total lease payments at inception was RMB 12,703,147 (approximately $1,924,781), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2007, the Company entered into a lease agreement with YBS Group to lease the manufacturing building of Plate-Rolling I from YBS Group. The annual lease payment is RMB 3,522,211 (approximately $533,685) commencing on January 1, 2008. The lease is set to expire on December 31, 2017. The present value of the total lease payments at inception was RMB 23,816,623 (approximately $3,608,695), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2007, the Company entered into a lease agreement with Hongrong to lease the manufacturing building of Steel-Making I from Hongrong, a related party. The annual lease payment is RMB 1,210,716 (approximately $183,448) commencing on January 1, 2008. The lease is set to expire on December 31, 2017. The present value of the total lease payments at inception was RMB 8,186,666 (approximately $1,240,444), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2009, the Company entered into a lease agreement with YBS Group to lease the manufacturing building of Steel-Making II from YBS Group. The annual lease payment is RMB 107,469 (approximately $16,284) commencing on January 1, 2010. The lease is set to expire on December 31, 2019. The present value of the total lease payments at inception was RMB 793,198 (approximately $120,185), which was calculated with a discount rate of 5.94%, a PRC long term borrowing rate in December 2009.

In November 2009, the Company entered into a lease agreement with Hongrong to lease the manufacturing building of Bar-Rolling III from Hongrong. The annual lease payment is RMB 758,503 (approximately $114,928) commencing on January 1, 2010. The lease is set to expire on December 31, 2019. The present value of the total lease payments at inception was RMB 5,598,552 (approximately $848,293), which was calculated with a discount rate of 5.94%, a PRC long term borrowing rate in December 2009.

Other Transactions

On August 1, 2010, CIS, through Northern and its wholly owned foreign enterprise, Nuosen, entered into Entrusted Management Agreement, Exclusive Option Agreement, and Covenants Agreement (collectively, the “Entrusted Agreements”) with Hongri and shareholders of Hongri, YBS Group and Fakei. The effect of the Entrusted Agreements is to cede control of management and economic benefits of Hongri to Nuosen. As a consideration, CIS issued 44,083,529 restricted shares of its common stock, par value $0.0001, to Karen Prudente, a nominee and trustee for YBS Group for entering into the Entrusted Agreements with Nuosen. CIS also issued 17,493,463 restricted shares of its common stock to Fakei in consideration for Fakei entering into the Entrusted Management Agreement with Nuosen. The 44,083,529 restricted shares of common stock issued to Karen Prudente and 17,493,463 restricted shares of common stock issued to Fakei were presented as outstanding for all periods.

Liu Shenghong, our Chairman of Board of Directors and one of the shareholders of YBS Group and other several the shareholders of YBS Group (each of them, a “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with our major shareholder, Karen Prudente, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as outlined in the Call Option Agreements: the Option may be exercised, in whole or in part, in accordance with the following schedule: 34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014.

Employee loan payable consisted of loans from employees (non-executive officers) of the Company, which bore an interest rate at 25% per year and were due by December 31, 2010. Accrued interest was $530,630 and $342,035 at December 31, 2010 and 2009. Loans are classified in accrued liabilities in the accompanying balance sheet. The principal balance outstanding at December 31, 2010 and 2009 were $707,511 and $684,070, respectively. In January 2011, the Company repaid all employee loans and accrued interest.

Procedures for Approval of Related Party Transactions

Our board of directors is charged with reviewing and approving all potential related party transactions.  All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

DESCRIPTION OF OUR SECURITIES

The following is a summary description of our capital stock and certain provisions of our Articles of Incorporation, as amended and corrected, our By-laws, and certain applicable provisions of Maryland law.

General

We have common stock and preferred stock authorized, but only common stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders and are not entitled to cumulative voting in the election of directors. Holders of common stock are entitled to any dividends that may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock and any contractual restrictions we have against the payment of dividends on common stock.  In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.

Preferred Stock

The articles of incorporation of the Company provide for 20,000,000 authorized preferred stock, par value $0.0001 of which 10,000,000 shares of Series A Convertible Preferred Stock, $0.0001 par value, are authorized,  0 issued and outstanding as of February 7, 2011 and 10,000,000 shares of Blank Check Preferred Stock, $0.0001 par value, are authorized,  0 issued and outstanding as of February 7, 2011.

Registration Rights

None.

LEGAL MATTERS

Our legal counsel, Sichenzia Ross Friedman Ference LLP, located at 61 Broadway, New York, New York 10006, is passing upon the validity of the issuance of the common stock that we are offering under this prospectus.

EXPERTS

Friedman LLP, has audited our consolidated financial statements included in this registration statement as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, 2009 and 2008.

INTEREST OF NAMED EXPERTS AND COUNSEL

No "expert" or "counsel," as defined by Item 509 of Regulation S-K promulgated pursuant to the Securities Act, whose services were used in the preparation of this Form S-1, was hired on a contingent basis or will receive a direct or indirect interest in us, nor was any of them a promoter, underwriter, voting trustee, director, officer or employee of the Company.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATIONFOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provide that we will indemnify our directors and officers from all liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their acting as our directors and officers to the fullest extent provided by Maryland law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURE REGARDING MARKET RISK

Credit Risk

We are exposed to credit risk from our cash at bank, fixed deposits and contract receivables. The credit risk on cash at bank and fixed deposits is limited because the counterparts are recognized financial institutions. Contract receivables are subject to credit evaluations. We periodically record a provision for doubtful collections based on an evaluation of the collectability of contract receivables by assessing, among other factors, the customer’s willingness or ability to pay, repayment history, general economic conditions and our ongoing relationship with the customers.

Foreign Currency Risk

The functional currency of the Company is Renminbi (RMB). Substantially all of our operations are conducted in the PRC. Conversion of RMB into foreign currencies is regulated by the People’s Bank of China through a unified floating exchange rate system. Although the PRC government has stated its intention to support the value of the RMB, there can be no assurance that such exchange rate will not again become volatile or that the RMB will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from our operations in the PRC. In addition, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.

Country Risk

A substantial portion of our business, assets and operations are located and conducted in China. While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us. If there are any changes in any policies by the Chinese government and our business is negatively affected as a result, then our financial results, including our ability to generate revenues and profits, will also be negatively affected.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement and other information may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us.

You may also read and copy any reports, statements or other information that we have filed with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

We are not currently required to file reports with the SEC; however, we intend to begin filing periodic reports with the SEC if and when the registration statement becomes effective. We are not currently required to deliver an annual report to stockholders, and we do not currently intend to deliver an annual report to stockholders until we are required to do so.

FINANCIAL STATEMENTS

China Industrial Steel, Inc.'s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and together with the report of the independent registered public accounting firm thereon and the notes thereto are presented beginning at page F-1.

China Industrial Steel, Inc.’s unaudited financial statements for the six months ended June 30, 2011 and the notes thereto are presented beginning at page F-29.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
China Industrial Steel, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of China Industrial Steel, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related statements of income and other comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/Friedman LLP

Marlton, New Jersey
May 6, 2011

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (IN US DOLLARS)
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS
Current Assets:
Cash	$4,061,412	$2,524,530
Bank notes receivable	1,117,248	1,820,844
Accounts receivables, net	12,109,280	7,474,509
Accounts receivables - related party	17,298,276	-
Inventories, net	13,178,890	25,229,112
Advances to suppliers	4,658,802	15,085,306
VAT tax recoverable	13,038,920	8,425,784
Advances to related parties	44,536,486	40,554,808
Total Current Assets	109,999,314	101,114,893

Fixed Assets - acquired from other vendors, Net	$73,804,064	$68,816,066
Fixed Assets - acquired from related parties, Net	107,891,061	117,806,516
Total Fixed Assets, Net	181,695,125	186,622,582

Other Assets:
Restricted cash	1,818,240	1,758,000
Land use rights and buildings under capital leases	5,998,330	6,424,121
Total Other Assets	7,816,570	8,182,121

TOTAL ASSETS	$299,511,009	$295,919,596

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Equipment loan payables - related parties	$11,025,728	$10,660,435
Current obligations under capital leases	529,532	450,602
Employee loan payable	707,511	684,070
Bank loan payable	5,757,760	-
Bank notes payable	3,030,400	2,930,000
Short term loan payable – related party	3,651,632	1,465,000
Accounts payable	43,193,808	75,353,564
Accounts payable - related parties	4,505,684	10,141,868
Accrued liabilities	4,013,825	1,629,711
Taxes payables	850,247	1,889,592
Advances from customers	22,588,608	15,696,610
Total Current Liabilities	99,854,735	120,901,452

Long Term Liabilities:
Equipment loan payables - related parties	59,746,411	68,427,392
Obligation under capital leases - related parties	6,533,967	6,660,049
Total Long Term Liabilities	66,280,378	75,087,441

TOTAL LIABILITIES	166,135,113	195,988,893

Commitments and Contingencies

Stockholders' Equity:
Series A Convertible Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Blank Check Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value, 980,000,000 authorized, 70,962,036 and 61,576,992 issued and outstanding at December 31, 2010 and 2009, respectively	7,096	6,158
Paid-in capital	12,733,237	12,357,466
Stock to be issued	3,175,241	-
Statutory reserves	6,530,869	6,530,869
Retained earnings	104,388,041	78,617,601
Accumulated other comprehensive income	6,541,412	2,418,609
Total Stockholders' Equity	133,375,896	99,930,703
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$299,511,009	$295,919,596

The accompanying notes are an integral part of these consolidated financial statements.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(IN US DOLLARS)

	2010	2009	2008
Revenues
Sales - to customers	$546,489,212	$526,388,941	$359,057,857
Sales - to related parties	27,177,472	30,366,019	-
Total Revenues	573,666,684	556,754,960	359,057,857

Cost of Revenue
Cost of Revenue - other vendors	76,627,193	413,006,181	260,020,843
Cost of Revenue - related parties	459,227,304	81,612,000	65,819,812
Total Cost of Revenues	535,854,497	494,618,181	325,840,655

Gross Profit	37,812,187	62,136,779	33,217,202

Selling and General and Administrative Expenses
Selling and General and Administrative Expenses - other vendors	1,963,226	586,610	520,428
Selling and General and Administrative Expenses - related parties	569,035	289,970	561,971
Total Selling and General and Administrative Expenses	2,532,261	876,580	1,082,399

Income From Operations	35,279,926	61,260,199	32,134,803

Other Income (Expenses)
Interest income	19,058	14,000	61,962
Interest expense - bank borrowings	(353,815)	(169,128)	(459,125)
Interest expense - related parties	(4,719,552)	(2,944,094)	(3,878,389)
Other expenses	-	-	(11,171)
Total Other Income (Expenses)	(5,054,309)	(3,099,222)	(4,286,723)

Income from operation before income tax	30,225,617	58,160,977	27,848,080
Provision for income tax	4,455,177	-	-
Net Income	$25,770,440	$58,160,977	$27,848,080

Other Comprehensive Income:
Foreign currency translation gain	4,122,803	675,123	1,336,000
Comprehensive Income	$29,893,243	$58,836,100	$29,184,080

Net Income Per Share - Basic and Diluted	$0.39	$0.94	$0.45
Weighted Average Shares Outstanding - Basic and Diluted	66,308,038	61,576,992	61,576,992

The accompanying notes are an integral part of these consolidated financial statements.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (IN US DOLLARS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008

	Preferred Stock		Common Stock		Stock to be	Additional Paid-In	Statutory	Retained	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Issued	Capital	Reserves	Earnings	Income	Total
Balance as of March 7, 2007 - Inception	-	$-	61,576,992	$6,158	$-	$(6,158)	$-	$-	$-	$-
Capital contribution	-	-	-	-	-	12,363,624	-	-	-	12,363,624
Net loss	-	-	-	-	-	-	-	(860,587)	-	(860,587)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	407,486	407,486
Balance as of December 31, 2007	-	-	61,576,992	6,158	-	12,357,466	-	(860,587)	407,486	11,910,523
Allocation of statutory reserves	-	-	-	-	-	-	3,342,882	(3,342,882)	-	-
Net income	-	-	-	-	-	-	-	27,848,080	-	27,848,080
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	1,336,000	1,336,000
Balance as of December 31, 2008	-	-	61,576,992	6,158	-	12,357,466	3,342,882	23,644,611	1,743,486	41,094,603
Allocation of statutory reserves	-	-	-	-	-	-	3,187,987	(3,187,987)	-	-
Net income	-	-	-	-	-	-	-	58,160,977	-	58,160,977
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	675,123	675,123
Balance as of December 31, 2009	-	-	61,576,992	6,158	-	12,357,466	6,530,869	78,617,601	2,418,609	99,930,703
Effect of recapitalization	-	-	-	-	-	(691)	-	-	-	(691)
Common stock issued	-	-	9,385,044	938	-	376,462	-	-	-	377,400
Stock to be issued	-	-	-	-	3,175,241	-	-	-	-	3,175,241
Net income	-	-	-	-	-	-	-	25,770,440	-	25,770,440
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	4,122,803	4,122,803
Balance as of December 31, 2010	$-	$-	70,962,036	$7,096	$3,175,241	$12,733,237	$6,530,869	$104,388,041	$6,541,412	$133,375,896

The accompanying notes are an integral part of these consolidated financial statements.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN US DOLLARS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008

Cash Flows from Operating Activities:
Net Income	$25,770,440	$58,160,977	$27,848,080
Adjustments to Reconcile Net Income to
Net Cash Provided by (Used in) Operating Activities:
Allowance for doubtful accounts receivable	172,859	184,132	53,659
Depreciation	21,510,507	10,230,713	9,404,415
Amortization of land use rights and buildings under capital leases	629,807	530,882	531,244
Issuance of shares in consideration for services	375,491	-	-
Capitalized interest for lease obligation	170,863	-	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivables	(4,442,271)	(6,627,595)	(966,598)
(Increase) decrease in accounts receivables - related party	(17,298,276)	-	-
(Increase) decrease in bank notes receivable	746,880	(1,437,218)	2,093,509
(Increase) decrease in inventories	12,592,542	51,851,930	(72,928,112)
(Increase) decrease in advances to suppliers	10,695,413	25,083,809	(33,521,351)
(Increase) decrease in prepaid expenses	(4,216,534)	1,596,224	(9,867,211)
(Increase) decrease in advances to related parties	(2,095,811)	(38,760,885)	1,824,682
Increase (decrease) in accounts payable	(33,902,095)	11,978,084	61,665,501
Increase (decrease) in accounts payable - related parties	(5,834,431)	(24,278,021)	32,604,087
Increase (decrease) in accrued liabilities	2,270,186	(5,512,270)	3,525,112
Increase (decrease) in bank notes payable	-	2,930,000	-
Increase (decrease) in advances from customers	6,195,617	(3,268,203)	2,947,651
Increase (decrease) in taxes payables	(1,076,550)	417,318	1,081,854
Net Cash Provided by Operating Activities	12,264,637	83,079,877	26,296,522

Cash Flows from Investing Activities:
Cash acquired from recapitalization	1,278	-	-
Capital expenditures	(10,470,663)	(35,121,084)	(23,869,851)
Net Cash Used in Investing Activities	(10,469,385)	(35,121,084)	(23,869,851)

Cash Flows from Financing Activities
Proceeds from bank loans	8,636,640	-	-
Repayment of bank loans	(2,878,880)	-	-
Repayment of equipment loans - related parties	(11,025,728)	(46,059,634)	(7,093,604)
Payment to obligation under capital lease - related parties	(454,415)	(192,359)	(177,418)
Restricted cash	-	(1,758,000)	-
Proceeds from employee loan	-	-	684,537
Proceeds from short term loan – related party	2,083,134	1,465,000	-
Proceeds from common stock to be issued	3,175,241	-	-
Proceeds from stock issued	1,910	-	-
Net Cash Used in Financing Activities	(462,098)	(46,544,993)	(6,586,485)

Effect of Exchange Rate Changes on Cash	203,728	899,458	624,096
Net Increase (Decrease) in Cash and Cash Equivalents	1,536,882	2,313,258	(3,535,718)
Cash - Beginning of the Year	2,524,530	211,272	3,746,990

Cash - End of the Year	$4,061,412	$2,524,530	$211,272

Supplemental Cash Flow Information:
Interest Paid	$4,772,075	$5,885,927	$586,852
Income taxes	$3,687,851	$-	$266,791

The accompanying notes are an integral part of these consolidated financial statements.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Basis of Presentation

Organizations

China Industrial Steel Inc. (“CIS”) was incorporated January 27, 2010 under the laws of the State of Maryland.  On February 5, 2010, CIS formed a wholly-owned subsidiary, Northern Steel Inc. (“Northern”), under the laws of the State of Colorado to facilitate the Company’s operations in China.

On July 15, 2010, Northern formed its wholly owned foreign enterprise in Handan City, Hebei Province, China, Nuosen (Handan) Trading Co., Ltd (“Nuosen”), under the laws of China. Nuosen is a management company to manage operations in China.

Handan Hongri Metallurgy Co., Ltd. (“Hongri”) is a Chinese company located at Handan City, Hebei Province, China. Hongri was incorporated under the Chinese laws on March 7, 2007 with registered capital of Reminbi (“RMB”) 90,489,999 (approximately $12 million US dollars). Hongri is primarily engaged in the business of manufacturing and selling steel plate, steel bars and steel billets for domestic customers.

Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd (“YBS Group”) is an enterprise incorporated and existing within the territory of China. YBS Group owns 70% equity interest of Hongri.

Fakei Investment (Hong Kong) Ltd (“Fakei”) is an enterprise incorporated in Hong Kong. Fakei owns 30% equity interest of Hongri.

On August 1, 2010, CIS, through Northern and its wholly owned foreign enterprise, Nuosen, entered into Entrusted Management Agreement, Exclusive Option Agreement, and Covenants Agreement (collectively, the “Entrusted Agreements”) with Hongri and shareholders of Hongri, YBS Group and Fakei. The effect of the Entrusted Agreements is to cede control of management and economic benefits of Hongri to Nuosen. As a consideration, CIS issued 44,083,529 restricted shares of its common stock, par value $0.0001, to Karen Prudente, a nominee and trustee for the shareholders of YBS Group entering into the Entrusted Agreements with Nuosen. CIS also issued 17,493,463 restricted shares of its common stock to the shareholders of Fakei in consideration for Fakei entering into the Entrusted Management Agreement with Nuosen.

The Entrusted Agreements empower CIS, through Northern and Nuosen, with the ability to control and substantially influence Hongri’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. As a result of these entrusted agreements, which obligate CIS to absorb a majority of expected losses of Hongri and enable CIS to receive a majority of expected residual returns from Hongri and because CIS has the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance, CIS, through its wholly-owned subsidiaries, accounts for Hongri as its Variable Interest Entity (“VIE”) under ASC 810-10-05-8A. Accordingly, CIS consolidates Hongri’s operating results, assets and liabilities.

On August 10, 2010, Mr. Liu Shenghong, our Chairman of Board of Directors and one of the shareholders of YBS Group and several other shareholders of YBS Group (each of them, a “Purchaser”) have entered into call option agreements, (collectively, the “Call Option Agreements”), with our major shareholder, Karen Prudente, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as outlined in the Call Option Agreements: the Option may be exercised, in whole or in part, in accordance with the following schedule: 34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014.

According to the Call Option Agreements above mentioned, Karen Prudente would transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. For accounting purposes, the above transactions were accounted for in a manner similar to a reverse merger or recapitalization, since the former equity shareholders of Hongri now effectively own a majority of CIS’ common stock immediately following the transactions. Consequently, the assets and liabilities and historical operations reflected in the consolidated financial statements prior to the transactions are those of Hongri and are recorded at the historical cost of Hongri, and the consolidated financial statements after completion of the transactions include the assets and liabilities of CIS, Northern, Nuosen, and Hongri (collectively, CIS or the “Company”), historical operations of Hongri, and operations of CIS, Northern, Nuosen and Hongri from the date of the transaction. The 44,083,529 restricted shares of common stock issued to Karen Prudente and 17,493,463 restricted shares of common stock issued to Fakei were presented as of the beginning of the first period presented in the accompanying consolidated financial statements.

CIS through Hongri, its operating company in China, produces and sells steel plates, steel bars and steel billets. The Company currently operates four production lines with an aggregate production capacity of 2.3 million metric tons of steel per year from its headquarters on approximately 1,000 acres in Handan City, Hebei Province, China. Most of the Company’s products are domestically sold in China.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in order to present the financial position and results of operations in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. dollars. The consolidated financial statements include the historical operations of Hongri. The 44,083,529 restricted shares of common stock issued to Karen Prudente, a trustee, and 17,493,463 restricted shares of common stock issued to Fakei were presented as of the beginning of the first period presented in the accompanying consolidated financial statements.

2.  Summary of Significant Accounting Policies

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant estimates, required by management, include bad debt allowance, recoverability of long-lived assets and the valuation of inventories.  Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, bank notes receivable, accounts receivable, net, advances to suppliers, VAT tax recoverable, advance to related parties, current portion of equipment loan payables and accrued interest – related parties, employee loan and accrued interest payable, bank notes payable, accounts payable, accrued liabilities, taxes payables, advances from customers, and accounts payable - related parties.  The fair value of these financial instruments approximate their carrying amounts reported in the balance sheets due to their short-term maturity or by comparison to other instruments with similar terms.

The company evaluated the fair value of the equipment loans payable – related parties, net of current portion at December 31, 2010, and 2009, and determined that the book value of equipment loans payable approximated the fair market value based on information available as of December 31, 2010 and 2009.

Accounts Receivable

Accounts receivable consists of balances due from customers for the sale of the Company’s steel products. Accounts receivable is recorded at the net realizable value consisting of the carrying amount less an allowance for uncollectible amounts.

The Company estimates the valuation allowance for anticipated uncollectible receivable balances after taking into consideration industry experience, the current economic climate and facts and circumstances specific to the applicable customer. When facts subsequently become available to indicate that the amount provided as the allowance need be modified, an adjustment in the current period is made.

Inventories

Inventories are stated at the lower of cost, as determined on a weighted average basis or market. Costs of inventories include the purchase price and related manufacturing costs incurred in bringing the products to their present location and condition. Market value is determined by reference to selling prices or to management’s estimates based on prevailing market conditions. Management writes down the inventories to market value if it is below cost and also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if a valuation allowance is required.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Management regularly evaluates the balance of advances and will make a reserve if necessary.

Machinery and Equipment and Construction in Progress

Machinery and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant machinery and equipment are as follows:

Machinery and equipment	10 years
Auxiliary facilities	10 years
Transportation equipment	5 years
Office equipment	3 - 5 years
Electronic equipment	3 - 5 years

Repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Construction in progress includes direct costs of construction or acquisition of equipments and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

Land Use Rights and Buildings under Capital Leases

Land use rights and buildings are operated under lease agreements. The lease of land use rights and building meet capital lease criteria and are capitalized at lower of the present value of the related lease payments or the fair value of the leased assets at the inception of the lease. Amortization is calculated on the straight-line method based on the lease term.

Impairment of Long-Lived Assets

The Company evaluates potential impairment of long-lived assets, in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment, which requires the Company to evaluate a long-lived asset for recoverability when there is an event or circumstance that indicates the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amounts exceed the gross, undiscounted cash flows from use and disposition).

Advances from Customer

Customer advances consist of amounts received from customers relating to the sales of the Company’s steel products. The Company recognizes these funds as a current liability until the revenue can be recognized.

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer. Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Cost of Revenue

Costs of revenue include costs of raw materials purchased, inbound freight costs, cost of direct labor, depreciation expense and other overhead. Costs of revenue also include the cost of raw materials and electricity purchased from related parties. Write-down of inventory for lower of cost or market adjustments are also recorded in cost of revenue.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of our US parent company and US subsidiaries is the US dollar. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC.   Any subsidiary  transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and  exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

	2010	2009	2008
RMB/US$ exchange rate at December 31,	0.15152	0.14650	0.14660

Average RMB/US$ exchange rate for the periods ended December 31,	0.14774	0.14475	0.14396

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 “Income Taxes”, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements or tax returns. Deferred income taxes are recognized for all significant temporary differences between tax and financial statement basis of assets and liabilities. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Value Added Tax

The Provisional Regulations of the People’s Republic of China Concerning Value Added Tax (“VAT”) promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the People’s Republic of China concerning Value Added Tax, VAT is imposed on goods sold or imported into the PRC and on processing, repair and replacement services provided within the PRC.

VAT payable in the PRC is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of VAT included in the price or charges, and less any deductible VAT already paid by the taxpayer on purchases of goods and services in the same financial year. Certain offshore and overseas sales are not subject to VAT tax.

The Company reports revenues and costs net of the PRC’s value added tax for all periods presented in the statements of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income (loss) arose from the changes in foreign currency exchange rates.

Shipping Costs

Shipping costs include shipping and handling costs. Shipping costs are expensed as incurred. The freight-in costs are included in the cost of revenue. The freight-out costs are usually incurred by the customers and, as such, there were no significant shipping costs for the years ended December 31, 2010, 2009, and 2008.

Advertising

Advertising is expensed as incurred and is included in selling expenses. The Company did not incur significant advertising expenses for the years ended December 31, 2010, 2009 and 2008.

Selling Expenses

Selling expenses include travel, communication expenses relating to sales, and salaries for sales personnel. Selling expenses were $25,269, $11,626, and $2,036 for the years ended December 31, 2010, 2009 and 2008, respectively.

General and Administrative Expenses

General and administrative expenses include depreciation and amortization, professional fees, administrative, staff salaries and welfare, insurance, license and permits, other business taxes and auto expenses. General and administrative expenses were $2,506,992, $864,954, and $1,080,363, for the years ended December 31, 2010, 2009 and 2008, respectively.

Earnings (Loss) Per Common Share

The Company has adopted ASC 260-10, which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Basic earnings (loss) per common share are computed on the basis of the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per common share are computed similarly to basic earnings per common share except that it includes the dilutive securities (warrants) outstanding and potential dilution that could occur if dilutive securities were exercised.  Dilutive securities, if any, having an anti-dilutive effect on diluted earnings (loss) per common share are excluded from the calculation.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC, and by changes in governmental policies or interpretations with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation. The current management team (specifically the CEO) of the Company and the majority owner of the Company through YBS are also the majority owners of the controlled variable interest entity in the PRC, Handan Hongri Metallurgy Co. Ltd. (“Hongri”). The US parent company (or CIS) only controls Hongri through certain agreements which obligated CIS to absorb a majority of expected losses of Hongri or enabled CIS  to receive a majority residual returns from Hongri and granted CIS the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance. As such, there is a risk that the majority shareholders of the Company and, or Hongri could cancel these agreements if they believed it was necessary. If such action was to be taken, the Company would no longer retain control of Hongri, the operating subsidiary. Although the Company has not experienced losses from these risks and believes that they are in compliance with existing laws and regulations including the organization and structure disclosed in Note 1, this may not be indicative of future results. In addition, the management of CIS currently intends to either reinvest or retain all of the income generated by Hongri for strategic expansion purposes and operations into the foreseeable future.

The Company has significant exposure to the fluctuation of raw material and energy products prices as part of its normal operations. There are many factors of our business which are impacted by prevailing market conditions, specifically, a change in the raw material and energy product pricing environment, rise or decline, will influence our inventory levels, purchasing decisions and will, ultimately, all have an impact on our gross profit.  Management operational decisions are a direct response to the market and as such will change as market conditions change. As of December 31, 2010, 2009 and 2008, the Company had not entered into any commodity contracts to mitigate such risks.

The Company provides credit in the normal course of business. Management continues to take appropriate actions to perform ongoing business and credit reviews of customers to reduce exposure to new and recurring customers who have been deemed to pose a high credit risk based on their commercial credit reports, the Company’s collection history, and perception of the risk posed by their geographic location. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the Company’s customer base.

The Company is potentially exposed to risks of losses that may result from business interruptions, injury to others (including employees) and damage to property. These losses may be uninsured, especially due to the fact that the Company’s operations are in China, where business insurance is not readily available. If: (i) information that is available before the Company’s financial statements are issued or are available to be issued indicates that such loss is probable and (ii) the amount of the loss can be reasonably estimated, an estimated loss will be accrued by a charge to income. If such loss is probable but the amount of loss cannot be reasonably estimated, the loss shall be charged to the income in the period in which the loss can be reasonably estimated. As of December 31, 2010, 2009, and 2008, the Company has not experienced any uninsured losses from injury to others or other losses.

Recently Adopted Accounting Standards

In February 2010, the Company adopted an amendment to previously adopted accounting guidance on subsequent event disclosure, which established standards of accounting for and disclosure of events or transactions that occur after the balance sheet date but before financial statements are issued or available to be issued. Under the amended guidance, the Company is no longer required to disclose the date through which subsequent events have been evaluated. The adoption of this requirement did not have a material impact on the Company’s financial condition or results of operations.

We adopted the accounting principles established by ASU 2009-17, Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, effective January 1, 2010. This ASU requires an ongoing reassessment and replaces the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity (“VIE”) with a primarily qualitative analysis. The qualitative analysis is based on identifying the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance (the “power criterion”) and the obligation to absorb losses from or the right to receive benefits of the VIE that could potentially be significant to the VIE (the “losses/benefit criterion”). The party that meets both these criteria is deemed to have a controlling financial interest. The party with the controlling financial interest is considered to be the primary beneficiary and as a result is required to consolidate the VIE.  The adoption of this new guidance did not have a material effect on our financial statements.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board issued guidance which expands the required disclosures about fair value measurements. This guidance requires disclosures about transfers of investments between levels in the fair value hierarchy and disclosures relating to the reconciliation of fair value measurements using significant unobservable inputs (level 3 investments). This guidance is effective for the Company as of January 1, 2011. The adoption of this guidance will not have a material impact on its financial condition or results of operations.

In April 2010, the FASB issued ASU 2010-13, “Compensation-Stock Compensation (Topic 718) - Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force,” or ASU 2010-13. ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update do not expand the recurring disclosures required by Topic 718. Disclosures currently required under Topic 718 are applicable to a share-based payment award, including the nature and the term of share-based payment arrangements. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of this guidance will not have a material impact on its financial condition or results of operations.

Certain other accounting pronouncements have been issued by the FASB and other standard setting organizations which are not yet effective and therefor have not yet been adopted by the Company. The impact on the Company’s financial position and results of operations from adoption of these standards is not expected to be material.

3.  Bank Notes Receivable

Bank notes receivable are highly liquid negotiable instruments issued by banks in the PRC on behalf of Hongri’s customers. These notes typically have maturities between one to six months. With these bank notes, The Company can: (a) redeem the notes for face value at maturity, (b) endorse the notes to the Company’s vendors as a form of payment instrument at full value, or (c) factor the notes to a bank. In the event that the Company factors these notes to a bank, it will record as interest expense the difference between cash received and the face value of the note. The Company has not recorded any reserves as of December 31, 2010 and 2009, respectively.

4.  Accounts Receivable

Accounts receivable at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Accounts receivable	$12,535,782	$7,715,473
Allowance for doubtful accounts	(426,502)	(240,964)
Accounts receivable, net	$12,109,280	$7,474,509

5.  Inventories

Inventories at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Raw materials	$2,267,111	$1,590,903
Finished products	10,034,658	23,332,347
Spare parts	877,121	305,862
Total	$13,178,890	$25,229,112

6.  Machinery and Equipment, Net

Machinery and equipment stated at cost less accumulated depreciation at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Machinery and equipment	$216,950,742	$204,741,266
Auxiliary facilities	2,887,771	2,789,166
Transportation equipment	498,308	427,997
Office equipment	30,063	24,541
Electronic equipment	35,035	33,873
Subtotal	220,401,919	208,016,843
Accumulated depreciation	(44,188,226)	(21,394,261)
Construction in progress	5,481,432	-
Total	$181,695,125	$186,622,582

7.  Restricted Cash

Restricted cash represents required cash deposits by the bank as a part of collateral to bank notes payable (see Note 9). The Company has to maintain a minimum of 60% of the balance of the bank notes payable to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

8.  Obligations Under Capital Leases – Related Parties

We account for all of our related party leases with YBS and our affiliates as capital leases under ASC 840 as we have concluded that YBS has the ability to extend the length of the terms of all of our leases whenever they see fit. Therefore we have concluded all of the leases meet the requirement for capitalization of assets as the term is expected to be greater than 75% of the useful life of the asset. We have calculated the value of the capitalized assets as the present value of all lease payments over the stated term using an estimated interest rate based on our bank borrowing rates. Upon YBS extending any of our leases, we will re-calculate the value of the capitalized lease based on the renewed terms and record an additional asset upon the occurrence.

In regards to the leases, we compared the price per square meter to similar building structures that YBS leases to other subsidiaries. Typically, YBS tries to pass on their costs to the subsidiaries without having to subsidize their operations and they structure their leases without any significant profits built in.

In December 2007, the Company entered into a lease agreement with YBS Group to lease 956 mu (approximately 157.5 acres) of land as its manufacturing site from YBS Group, a related party. The rent for the first three years was waived per the lease agreement. The annual lease payment is RMB 1,434,450 (approximately $217,348) commencing on 2011. The average lease payment is RMB 1,291,005 (approximately $195,613) per annum. The lease is set to expire on December 31, 2037. The present value of the total lease payments at inception was RMB 12,703,147 (approximately $1,924,781), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2007, the Company entered into a lease agreement with YBS Group to lease the manufacturing building of Plate-Rolling I from YBS Group. The annual lease payment is RMB 3,522,211 (approximately $533,685) commencing on January 1, 2008. The lease is set to expire on December 31, 2017. The present value of the total lease payments at inception was RMB 23,816,623 (approximately $3,608,695), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2007, the Company entered into a lease agreement with Hongrong to lease the manufacturing building of Steel-Making I from Hongrong, a related party. The annual lease payment is RMB 1,210,716 (approximately $183,448) commencing on January 1, 2008. The lease is set to expire on December 31, 2017. The present value of the total lease payments at inception was RMB 8,186,666 (approximately $1,240,444), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2009, the Company entered into a lease agreement with YBS Group to lease the manufacturing building of Steel-Making II from YBS Group. The annual lease payment is RMB 107,469 (approximately $16,284) commencing on January 1, 2010. YBS tries to pass on its cost to subsidiaries without having to subsidize their operations. The lease is set to expire on December 31, 2019. The present value of the total lease payments at inception was RMB 793,198 (approximately $120,185), which was calculated with a discount rate of 5.94%, a PRC long term borrowing rate in December 2009.

In November 2009, the Company entered into a lease agreement with Hongrong to lease the manufacturing building of Bar-Rolling III from Hongrong. The annual lease payment is RMB 758,503 (approximately $114,928) commencing on January 1, 2010. The lease is set to expire on December 31, 2019. The present value of the total lease payments at inception was RMB 5,598,552 (approximately $848,293), which was calculated with a discount rate of 5.94%, a PRC long term borrowing rate in December 2009.

As of December 31, 2010, future minimum rental payments applicable to the above non-cancelable capital leases with remaining terms in excess of one year were as follows:

Capital Leases
2011	$1,065,692
2012	1,065,692
2013	1,065,692
2014	1,065,692
2015	1,065,692
Thereafter	6,740,766
Total minimum lease payments	12,069,226
Less amount representing interest	(5,005,727)
Present value of net minimum lease payments	7,063,499
Less current obligations	(529,532)
Long-term obligations	$6,533,967

9.  Bank Notes, Bank Loan Payable and Short Term Loan Payable – Related Party

The bank notes payable do not carry a stated interest rate, but have a specific due date usually for a period of six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or prior to becoming due, they can factor these notes to other financial institutions. These notes are short-term in nature, as such; the Company does not calculate imputed interest with respect to them. These notes are collateralized by the Company’s restricted bank deposits as described in Note 7. Restricted Cash

On January 27, 2010, the Company received a RMB 19,000,000 ($2,878,880) borrowing from a financial institution. The loan was a “working capital” loan that bore interest at 10.62% per annum and was due by November 29, 2010. The loan was secured by the equipment of Hongri. On November 29, 2010, the Company repaid this borrowing.

On December 14, 2010, the Company received a RMB 19,000,000 ($2,878,880) borrowing from a financial institution. The loan is a “working capital” loan that bears interest at 11.12% per annum and is due on December 12, 2011. The loan is secured by the equipment of Hongri.

On December 30, 2010, the Company received a RMB 19,000,000 ($2,878,880) borrowing from a financial institution. The loan was a “working capital” loan that bore interest at 10.23% per annum and was due by February 28, 2011. The loan was secured by the equipment of Hongri. The loan was repaid in February 2011.

On March 3, 2011, the Company received a RMB 19,000,000 ($2,878,880) borrowing from a financial institution. The loan is a “working capital” loan that bears interest at 10.62% per annum and is due on September 2, 2011. The loan is secured by equipment of Hongri.

Total value of equipment secured for above mentioned bank loans is RMB 70,967,104 ($10,752,936) as of December 31, 2010.

As of December 31, 2010, the borrowings from a related party, Mr. Binchang Liu, a senior manager of the Company, totaled RMB 24,100,000 ($3,651,632). The borrowings from Mr. Liu are short term in nature and bear interest at 7% per annum.

The weighted average short term loan balance was $3,992,282 and $446,178 as of December 31, 2010 and 2009. The weighted average interest rate for short term loan was 9% and 7% for 2010 and 2009 respectively.

10.  Accrued Liabilities

Accrued liabilities at December 31, 2010 and 2009 consisted of:

	2010	2009
Accrued wages and benefits	$1,548,638	$994,679
Accrued service fees - related parties	886,224	293,000
Accrued short loan interest - related party	115,578	-
Accrued professional fees	590,850	-
Accrued employee loan interest	530,630	342,032
Accrued commission payable	341,905	-
Total	$4,013,825	$1,629,711

11.  Taxes Payables

Tax payables at December 31, 2010 and 2009 consisted of:

	2010	2009
PRC corporation income tax	$767,326	$-
Value added tax payable	-	1,889,592
Other taxes payable	82,921	-
Total	$850,247	$1,889,592

12.  Related Party Transactions

Hongri is 70% owned by YBS Group, who is a major shareholder of some other steel production related companies, mainly Hongrong Iron and Steel Co. Ltd. (“Hongrong”), Wu'an Baoye Coke Industrial Co. Ltd.(“Baoye”), Wu'an Yuanbaoshan Cement Plant (“Cement Plant”), Wu'an Yuanbaoshan Ore Treatment Plant (“Ore Treatment”), Wu'an Yuanbaoshan Industrial Group Go. Ltd - Gas Station and Wu’an Yeijin Iron Co. Ltd. (“Yeijin”). During the routine business process, Hongri purchases raw materials and supplies from these companies and advances to / or owes cash to these companies.

The relationships and the nature of related party transactions are summarized as follow:

Name of Related Party	Owned by YBS and its major shareholders	Relationship to Hongri	Nature of Transactions
Hebei Wu'an Yuanbaoshan Industrial Group Co. Ltd. (“YBS Group”)	Self	70% parent	Services, information and public relationship, and coordination
Wu'an Yuanbaoshan Industrial Group Co. Ltd - Gas Station	100%	Affiliated company	Supplier of gas
Wu'an Hongrong Iron & Steel Co. Ltd (“Hongrong”)	67%	Affiliated company	Supplier of molten iron
Wu'an Baoye Coke Industrial Co. Ltd. (“Baoye”)	49%	Affiliated company	Supplier of coke
Wu'an Yuanbaoshan Cement Plant	36%	Affiliated company	Supplier of cement
Wu'an Yuanbaoshan Ore Treatment Plant	33%	Affiliated company	Supplier of granular
Wu’an Yeijin Iron Co. Ltd	31%	Affiliated company	Supplier of iron

U.S. GAAP requires consolidation when an entity holds a controlling interest in another entity (often in the form of control through voting interests) or if the entity meets the requirements of a variable interest entity (“VIE”). The Company has no direct control of the affiliated companies, noted above, through voting interests. However, because the Company has a variable interest in some of these affiliated companies via the supply relationships noted above (i.e. implied relationships), the Company is required to determine whether such affiliates are VIE’s and, if so, whether the Company is the primary beneficiary so that consolidation must occur. A VIE has the following characteristics in accordance with ASC 810-10-15-14:  insufficient equity investment at risk; equity lacking decision-making rights; equity with nonsubstantive voting rights; lacking the obligation to absorb an entity’s expected losses and lacking the right to receive an entity’s expected residual returns. The Company’s analysis concluded that such affiliates were not VIE’s because none of these characteristics are present.

As of December 31, 2010 and 2009, advances to related parties and accounts payable - related parties consisted of:

Advances to Related Parties

Name of related parties	2010	2009
Wu'an Yuanbaoshan Industrial Group Co. Ltd	$24,950,265	$20,611,677
Wu'an Hongrong Iron & Steel Co. Ltd	19,215,494	19,943,131
Wu'an Yuanbaoshan Ore Treatment Plant	370,727	-
Total Advance to Related Parties	$44,536,486	$40,554,808

Accounts Payable - Related Parties

Name of related parties	2010	2009
Wu'an Yuanbaoshan Industrial Group Co. Ltd - Gas Station	$-	$(606,938)
Wu'an Baoye Coke Industrial Co. Ltd.	(4,400,996)	(5,528,680)
Wu'an Yuanbaoshan Cement Plant	(104,688)	(78,132)
Wu'an Yuanbaoshan Ore Treatment Plant	-	(635,657)
Wu'an Yeijin Iron Co. Ltd	-	(3,292,461)
Total Accounts Payable - Related Parties	$(4,505,684)	$(10,141,868)

YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company is varied each year. Commencing in 2010, YBS Group charged 0.1% of current year revenue of Hongri. The management believes that 0.1% of revenue is a reasonable charge method. The services fees were $569,035, $289,500 and $561,971 in 2010, 2009 and 2008, respectively. Service fees consisted of management salaries, trainings, consultations, common areas charges and other fees. The Company estimated that service fee would be similar or marginally higher than current charged fees if the services had provided by  third parties. Among services fees, executive officers’ salaries were stand-alone expenses. Such expenses totaled $59,096, $57,900 and $57,584 in 2010, 2009 and 2008, respectively.

Hongri purchased raw materials from the above-mentioned related parties and had advances and accounts payable to these related parties in the routine business operations. It is a common practice in China that a vendor or supplier requires an advance payment before the shipment of merchandise. The Company advanced to the related parties so that these related parties were able to pay partial in advance to their vendors or suppliers. Most of these advances related to the purchase of raw material and other supplies in routine business and were short term in nature. The advances are interest free and due on demand. The balance of advance to YBS group, a parent company, was $42,248,541 and $20,611,677 as of December 31, 2010 and 2009, respectively. The balance of advance to Hongrong, the Company’s major molten iron supplier, was $19,215, 494 and $19,943,131 as of December 31, 2010 and 2009, respectively.

Accounts payable to related parties represents an unsettled amount in the normal course of business. These payables were short term in nature and were with no interest. Total payable to related parties was $4,505,684 and $10,141,868 as of December 31, 2010 and 2009.

Purchases from related parties

Hongrong is a manufacturer of molten iron – a raw material for the Company’s production. The Company subcontracted with Hongrong to process molten iron before February 2010. In 2009, the Company paid $20,178,180 processing fee to Hongrong.  Beginning from February 2010, the Company terminated subcontract relationship with Hongrong and began purchasing processed molten iron from Hongrong (as opposed to previously purchase various raw materials and paying a processing/contract manufacturing fee to Hongrong) at a price equivalent to the local iron market, in accordance with a supply agreement. From February to December 2010, the Company purchased $431,329,226 (1,080,737 metric tons) of molten iron from Hongrong.

The Company purchased powdered iron – raw material from YBS Group in the amount of $2,059,667 and $2,767,262 in 2010 and 2009, respectively.

The Company purchased coke in the amount of $2,927,689 and $51,752,940 from Baoye in 2010 and 2009, respectively.

The Company purchased granular in the amount of $1,804,559 and $2,388,877 from Wu'an Yuanbaoshan Ore Treatment Plant in 2010 and 2009.

Sales to related parties

The Company’s sales of its products to YBS Group amounted to $26,854,226 and $30,366,019, in 2010 and 2009, respectively. YBS acts as a distributor of steel products for the Company and all sales are final. The only right of return is for defective steel products and the Company has not experienced any returns in the past years of operations. The steel products are picked up directly by YBS’ customers at which time the Company recognizes the sale. The outstanding account receivable balance from YBS is deemed recoverable due to the fact that the company owes an equipment loan of $50,349,307. The Company has determined these sales should be recorded on a gross basis based on the following analysis: upon shipment all risks of ownership transfer to YBS’ customers and the Company does not bare any additional risks and YBS has all of the collection risk from its customers.

Accounts receivable from YBS Group were $17,298,276 and $0 as of December 31, 2010 and 2009, respectively.

Equipment purchased from related parities

See Note 13 Equipment Loans Payable – Related Parties.

13.  Equipment Loans Payable – Related Parties

Equipment loan payables – related parties at December 31, 2010 and 2009 consisted of:

Equipment Loans Payable	2010	2009

Equipment loan - YBS Group payable	$50,349,307	$54,885,968
Equipment loan - Hongrong payable	20,422,832	24,201,859
Total equipment loans payable	70,772,139	79,087,827
Less: current portion	(11,025,728)	(10,660,435)
Long-term payable	$59,746,411	$68,427,392

On November 30, 2007, the Company purchased a Plate-Rolling I production line and related auxiliary equipment from YBS Group at a price of RMB 191,163,559 (approximately $26,208,524), which was at cost, and carryover basis of YBS group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 17,973,455 (approximately $2,723,338 at December 31, 2010) per annum. The remaining balance is to be paid equally in the years of 2016 and 2017. The Company repaid RMB 17,973,455 (approximately $2,723,338) and RMB 17,973,455 (approximately $2,633,111) in 2010 and 2009, respectively.

On November 30, 2009, the Company purchased a Steel-Making II production line and related auxiliary equipment from YBS Group at a price of RMB 243,811,599 (approximately $35,718,399), which was at cost, and carryover basis of YBS Group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 24,380,000 (approximately $3,694,058 at December 31, 2010) per annum. The remaining balance is to be paid equally in the years of 2017 and 2018. The Company repaid RMB 24,380,000 (approximately $3,694,058) and RMB 24,380,000 (approximately $3,571,670) in 2010 and 2009, respectively.

On November 30, 2007, the Company purchased a Steel-Making I production line and related auxiliary equipment from Hongrong at a price of RMB 326,028,440 ($44,698,499), which was at cost, and carryover basis of Hongrong. Hongrong provided a 10 year seller-financed loan to The Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 30,414,021 (approximately $4,608,333 at December 31, 2010) per annum. The remaining balance is to be paid equally in the years of 2016 and 2017. The Company repaid RMB 30,414,021 (approximately $4,608,333) and RMB 30,414,021 (approximately $4,455,654) in 2010 and 2009, respectively. The Company made additional payments of RMB 100,000,000 (approximately $14,650,000) during 2009. It is the intent of management to accelerate repayments if surplus cash is available.

On November 30, 2009, the Company purchased Bar-Rolling III production line and related auxiliary equipment from Hongrong at a price of RMB 141,606,756 (approximately $20,746,855), which was at cost, and carryover basis of Hongrong. Hongrong provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 14,000,000 (approximately $2,051,000) per annum. The remaining balance was to be paid equally in the years of 2017 and 2018. The Company repaid RMB 141,606,756 (approximately $20,746,855) in full in 2009.

The Company paid interest totaling RMB 18,732,412 (approximately $2,767,527) and RMB 17,334,635 (approximately $2,540,390) to YBS Group in 2010 and 2009, respectively.

The Company paid interest totaling RMB 8,260,020 (approximately $1,220,335) and RMB 23,040,741 (approximately $3,376,947) to Hongrong in 2010 and 2009, respectively.

Equipment loans, accrued interest and repayments were reconciled follows:

YBS Group Loan Payable	Total Loans and Accrued Interests Payable	Accrued Loan Interests	Steel-Making II production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2018	Plate-Rolling I production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2017

Balance at March 7, 2007	$-	$-	$-	$-
Acquired in 2007	26,208,524	-	-	26,208,524
Repayment in 2007	-	-	-	-
Balance at December 31, 2007	26,208,524	-	-	26,208,524
Acquired in 2008	-	-	-	-
Accrued interest	1,269,483	1,269,483	-	-
Repayment in 2008	(2,634,909)	-	-	(2,634,909)
Effect of exchange rate	1,816,054	-	-	1,816,054
Balance at December 31, 2008	26,659,152	1,269,483	-	25,389,669
Acquired in 2009	35,718,399		35,718,399	-
Accrued interest	1,270,907	1,270,907		-
Repayment in 2009	(8,745,171)	(2,540,390)	(3,571,670)	(2,633,111)
Effect of exchange rate	(17,319)	-	-	(17,319)
Balance at December 31, 2009	54,885,968	-	32,146,729	22,739,239
Acquired in 2010	-	-	-	-
Accrued interest	2,767,527	2,767,527	-	-
Repayment in 2010	(9,184,923)	(2,767,527)	(3,694,058)	(2,723,338)
Effect of exchange rate	1,880,735		1,101,547	779,188
Balance at December 31, 2010	$50,349,307	$-	$29,554,218	$20,795,089

Hongrong Loan Payable	Total Loans and Accrued Interests Payable	Accrued Loan Interests	Bar-Rolling III production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2018	Steel-Making I production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2017
Balance at March 31, 2007	$-	$-	$-	$-
Acquired in 2007	44,698,499	-	-	44,698,499
Repayment in 2007	-	-	-	-
Balance at December 31, 2007	44,698,499	-	-	44,698,499
Accrued interest	2,166,854	2,166,854	-	-
Repayment in 2008	(4,458,695)	-		(4,458,695)
Effect of exchange rate	3,097,270	-	-	3,097,270
Balance at December 31, 2008	45,503,928	2,166,854	-	43,337,074
Acquired in 2009	20,746,855	-	20,746,855	-
Accrued interest	1,210,093	1,210,093	-	-
Repayment in 2009	(43,229,456)	(3,376,947)	(20,746,855)	(19,105,654)
Effect of exchange rate	(29,561)	-	-	(29,561)
Balance at December 31, 2009	24,201,859	-	-	24,201,859
Acquired in 2010	-	-	-	-
Accrued interest	1,220,335	1,220,335	-	-
Repayment in 2010	(5,828,668)	(1,220,335)	-	(4,608,333)
Effect of exchange rate	829,306		-	829,306
Balance at December 31, 2010	$20,422,832	$-	$-	$20,422,832

At December 31, 2010, maturities of the equipment loan payable for the next five years and in total were as follows:

Year ending December 31,	Minimum Repayment

2011	$11,025,729
2012	11,025,729
2013	11,025,729
2014	11,025,729
2015	8,406,900
Thereafter	18,262,323
Total	$70,772,139

14.  Employee Loan Payable

Employee loan payable consisted of loans from employees (non executive officers) of the Company, which bore an interest rate at 25% per year and was due by December 31, 2010. Accrued interest was $530,630 and $342,035 at December 31, 2010 and 2009, respectively and is classified in accrued liabilities in the accompanying balance sheet. The principal balance outstanding at December 31, 2010 and 2009 was $707,511 and $684,070, respectively. In January 2011, the Company repaid all employee loans with accrued interest paid in full.

15.  Statutory Reserves

The Company is required to allocate a portion of its after-tax profits to the statutory reserve. Annual appropriations to the statutory reserve are required to be at least 10% of an enterprise’s after-tax net income determined under Chinese GAAP. When the surplus reserves account balance is equal to or greater than 50% of the Company’s paid-in capital, no further allocation to the surplus reserve account is required.

The statutory surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital.

If the accumulated balance of the Company’s statutory reserve is not enough to make up for the losses of the Company of the previous year, the current years’ profit shall first be used for making up the losses before the statutory reserve is drawn. As of December 31, 2010 and 2009, the statutory reserves were $6,530,869, and 3,342,882, respectively.

16.  Stockholders’ Equity

The Company is authorized to issue 980,000,000 shares of common stock with par value at $0.0001 per share.  The common stock has voting rights, dividend rights and liquidation rights. The Company is also authorized to issue 10,000,000 shares of Series A Convertible Preferred Stock with par value at $0.0001 per share. The Series A Convertible Preferred Stock ranked junior to any other series of Blank Check Preferred Stock but senior to any other equity securities of the Company. Series A Convertible Preferred Stock has $10 liquidation amount for each share outstanding and has no dividend and voting rights. In addition, the Company is authorized to issue 10,000,000 shares of Blank Check Preferred Stock with par value at $0.0001 per share.

On July 1, 2010, the Company had approved a resolution to issue 25,000 shares of common stock to its director, Mr. Frank Pena for a consideration of $0.0001 per share; to issue 25,000 shares of common stock to its Chief Financial Officer Mr. Xiaolong Zhou for a consideration of $0.0001 per share; to issue 10, 000 shares to Mr. Mark Cohen for a consideration of $0.0001 per share. The shares issued to Mr. Frank Pena, Mr. Xiaolong Zhou and Mr. Mark Cohen were valued at $1,000, $1,000 and $400, respectively, which were based on the fair value of the services provided. The fair value was determined to be more reliable than the equity interests due to the early status in the Company’s lifecycle. The fair value was capitalized in the accompanying balance sheet and expensed in the statement of operation in 2010, the period the services received.

On July 1, 2010, the Company approved the resolution to execute the Corporate Finance Advisory Service Agreement with Friedland Capital USA Inc. (“Friedland”). Pursuant to the terms of the Agreement, the Company issued 9,325,044 shares of common stock to the designees of Friedland for a consideration totaled $1,902. The shares issued to Friedland were valued at $375,000 in total, which was based on the fair value of the services provided by Friedland. This fair value was determined to be more reliable than the equity interests due to the early status in the Company’s lifecycle. The fair value was capitalized in the accompanying balance sheet and expensed in the statement of operation in 2010, the period the Friedland fulfilled its services.

On August 1, 2010, CIS, through Northern and its wholly owned foreign enterprise, Nuosen, entered into Entrusted Management Agreement, Exclusive Option Agreement, and Covenants Agreement (collectively, the “Entrusted Agreements”) with Hongri and shareholders of Hongri, YBS Group and Fakei. The effect of the Entrusted Agreements is to cede control of management and economic benefits of Hongri to Nuosen. As a consideration, CIS issued 44,083,529 restricted shares of its common stock, par value $0.0001, to Karen Prudente, a nominee and trustee for YBS Group for entering into the Entrusted Agreements with Nuosen. CIS also issued 17,493,463 restricted shares of its common stock to Fakei in consideration for Fakei entering into the Entrusted Management Agreement with Nuosen. The 44,083,529 restricted shares of common stock issued to Karen Prudente and 17,493,463 restricted shares of common stock issued to Fakei were presented as outstanding for all periods in the consolidated financial statements (see Note 1).

During the third quarter of 2010, the Company commenced a private placement to sell up to 2,580,022 units at a price of $1.50 per unit. Each unit consists of 1 share of common stock and a warrant to purchase 1 share of common stock at a price of $4.50 per share. As of December 31, 2010, the Company had 29 accredited investors subscribed for a total of 2,352,023 units and for total of $3,528,046 of proceeds has been prepaid. In addition, the Company has recorded $352,805 as commissions offsetting the subscriptions received. On January 28, 2011, the Company closed the private placement with 44 accredited investors purchasing 2,579,022 units for total proceeds of $3,868,547. Subsequent to the closing the private placement, the Company issued all shares and warrants.

In conjunction with January 28, 2011 and February 7, 2011 private placements, the Company granted three years warrants to the investors for the purchase of 2,580,022 shares of the Company’s common stock at an exercise price of $4.50 and for the purchase of 1,000 shares of the Company’s common stock at an exercise price of $2.00. These warrants have no cash settlement provision, registration rights, or price protection features. As such, there were no provisions which need to be bifurcated and accounted for as a derivative. The exercise of the warrants will result in restricted shares under the SEC rule 144. The warrants were valued at $1,517,494 using “Black-Scholes Model” and the proceeds will be allocated and recorded based on the relative fair value of the warrants and the common stock.

17.  Income Tax

The provision for income tax of $4,455,177, $0 and $0 for the years ended December 31, 2010, 2009 and 2008, respectively, arose from income tax incurred and or paid to the Chinese tax agent.

Hongri is subject to the PRC’s 25% standard enterprise income tax. However, the Company applied for foreign investment enterprise exemption, and the application had been approved by the local tax authority in 2007. The Company is entitled to a tax holiday of full (100%) income tax exemption for two (2) years starting from the first profitable year of 2008 through 2009 and then a 50% reduction in income tax for additional three (3) years commencing 2010.

Nuosen is subject to the PRC’s 25% standard enterprise income tax.

Foreign pretax earnings were $30,225,617, $58,160,977, $27,848,080 for the year ended December 31, 2010, 2009 and 2008, respectively. Pretax earnings of a foreign subsidiary are subject to U.S. taxation when effectively repatriated. The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are indefinitely invested outside the United States. At December 31, 2010, approximately $111,713,000 of accumulated unadjusted earnings of non-U.S. subsidiaries was indefinitely invested. At the existing U.S federal corporation income tax rate of 34%, an additional tax of $33,260,337 would have to be provided if such earnings were remitted currently.

The following table reconciled the US statutory rates to the Company’s effective rate for the year ended December 31, 2010, 2009 and 2008.

	2010	2009	2008

US statutory tax rate	34.0%	34.0%	34.0%
Foreign income not recognized in US	-34.0%	-34.0%	-34.0%
China income tax rate	12.5%	0.0%	0.0%
Non-deductible expenses	2.2%	0.0%	0.0%
Effective rate	14.7%	0.0%	0.0%

CIS and Northern were incorporated in the United States and have incurred net operating loss for income tax purpose in 2010. The Company had loss carry forwards of approximately $794,441 for U.S. income tax purposes available for offset against future taxable U.S. income expiring in 2030. Management believes that the realization of the benefits from these losses appears uncertain due to the Company's limited operating history. Accordingly, a full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded. The valuation allowance as of December 31, 2010 was $794,441.

The Company did not have any significant temporary differences relating to deferred tax liabilities as of December 31, 2010, 2009 and 2008.

The Company files income tax returns with U.S. Federal Government, Maryland State as well as Colorado State. With few exceptions, the Company is subject to U.S. federal and Maryland state income tax examinations by tax authorities for years on or after 2007 and for years on or after 2006 by Colorado tax authorities. The Company’s foreign subsidiaries also file income tax returns with the National Tax Bureau (with its branches in Handan) and other taxes and surcharges with the Local Tax Bureaus (Hubei Provincial Tax Bureau and Handan Municipal Tax Bureau). The Company is subject to tax examinations by these foreign tax authorities for years on or after 2007.

The Company evaluates its tax positions, and as of December 31, 2010, 2009 and 2008, and there is no uncertain tax position identified.

18.  Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the years, the Company has not recognized a liability for product liability claims.

As of December 31, 2010 and 2009, the Company had no pending litigation, or potential overdue charges for bank loans, as the Company normally repaid interest and loan principal based on the contractual terms.

Certain of the real properties leases are recorded as capital leases (See Note 8. Obligations Under Capital Leases).

Corporate Finance Advisory Services Agreements

On December 7, 2009, the Company entered a Corporate Finance Advisory Services Agreement (the “Advisory Agreement”) with Friedland Corporate Investor Services LLC (“Friedland LLC”).  The agreement provided Friedland LLC would provide certain corporate finance advisory services to the Company designed to form a Wholly Owned Foreign Enterprise (“WOFE”) in China and to result in the Company’s shares becoming publicly-traded in the United States.  As consideration for these services, the Company agreed to pay Friedland no more than 12% of the Company shares outstanding on a fully diluted basis at the time of commencement of trading of the Company’s shares. The Company also agreed to pay RMB 2,700,000 ($409,104) in cash to Friedland. The payment will be paid in accordance with the progress of the services. For services received, the Company recorded RMB 2,100,000 ($318,192) consulting expense in 2010. During February 2011, the Company paid RMB 2,100,000 ($318,192) to Friedland for services received.

19.  Major Customers and Vendors

Beginning from February 2010, the Company purchased molten iron from Hongrong, a related company (see Note 13 Related Party Transactions). The purchase from Hongrong was 94% to total purchases. The Company purchased raw materials from various vendors in 2009 and 2008. For the year ended December 31, 2009, the Company received 14.30% of its total purchases from its related parties and 10.85% from another major vendor, respectively. For the year ended December 31, 2008, the Company received 14.76% of its total purchases from its related parties and 11.93% from other one major vendor.

For the year ended December 31, 2010, there were ten (10) major customers that accounted for approximately 63.05% of the Company’s total sales. Two customers accounted for 18% and 10% of sales, respectively. For the year ended December 31, 2009, there were ten (10) major customers that accounted for approximately 59.95% of the Company’s total sales with only one customer totaling 12% of sales. For the year ended December 31, 2008, there were ten (10) major customers accounted for approximately 57.19% of the Company’s total sales with only one customer over 10%, which was 12%.

20.  Segment Reporting

The Company operates in one industry segment and in one geographic region, which is the PRC. Revenues and costs of goods sold by major products for the years ended December 31, 2010, 2009 and 2008 consisted of:

Revenues	2010	2009	2008
Steel plates	$439,719,098	$385,531,390	$308,238,686
Steel bars	26,101,538	-	-
Steel billets	100,568,635	161,712,725	49,790,008
Byproducts	7,277,413	9,510,845	1,029,163
Total Revenues	$573,666,684	$556,754,960	$359,057,857

Costs of Revenue	2010	2009	2008
Steel plates	$416,440,083	$347,922,843	$278,706,582
Steel bars	26,868,918	-	-
Steel billets	92,545,496	140,927,723	46,104,910
Others	-	5,767,615	1,029,163
Total Cost of Revenue	$535,854,497	$494,618,181	$325,840,655

Gross Profit Margin	2010	2009	2008
Steel plates	5.29%	9.75%	9.58%
Steel bars	-2.94%
Steel billets	7.98%	12.85%	7.40%
Total Gross Profit Margin	6.59%	11.16%	9.25%

The Company sold 835,795 metric tons, 913,300 metric tons and 460,300 metric tons of steel plates for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company sold 48,780 metric tons of steel bars in 2010. There were no steel bars sales in 2009 and 2008.

The Company sold 195,214 metric tons, 396,438 metric tons and 87,969 metric tons of steel billets for the years ended December 31, 2010, 2009 and 2008, respectively.

21.  Condensed Parent Company Financial Information

Basis of Presentation

China Industrial Steel inc. (“CIS”) was incorporated January 27, 2010 under the laws of the State of Maryland. The Company is a holding Company to develop business opportunities in the People’s Republic of China (“PRC”).

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to consolidate these financial statements.

The Investment in subsidiaries was determined using the equity method of accounting. Relevant PRC statutory laws and regulations restrict certain payments, such as dividends, loans or advances, from the Companies’ registered capital. Such restricted capital totaled $15,163,624 as of December 31, 2010. The Company is also required to allocate a portion of its after-tax profits to the statutory reserve. Annual appropriations to the statutory reserve are required to be at least 10% of an enterprise’s after-tax net income determined under Chinese GAAP. When the surplus reserves account balance is equal to or greater than 50% of the Company’s paid-in capital, no further allocation to the surplus reserve account is required. As of December 31, 2010, such reserved fund totaled $6,530.869. In addition, our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars is limited due to the regulations of PRC’s currency exchange. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB in the future.

CHINA INDUSTRIAL STEEL INC.
PARENT COMPANY
CONDENSED BALANCE SHEETS (IN US DOLLARS)
AS OF DECEMBER 31, 2010 and 2009

	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$496,995	$-
Total Current Assets	496,995	-

Investment in subsidiaries	133,417,705	99,930,703

TOTAL ASSETS	$133,914,700	$99,930,703

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accrued liabilities	$538,804	$-
Total Current Liabilities	538,804	-

TOTAL LIABILITIES	538,804	-

Commitments and Contingencies

Stockholders' Equity:
Series A Convertible Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Blank Check Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value, 980,000,000 authorized, 70,962,036 issued and outstanding at December 31, 2010	7,096	6,158
Paid-in capital	12,733,237	12,357,466
Stock to be issued	3,175,241	-
Retained earnings	110,918,910	85,148,470
Accumulated other comprehensive income	6,541,412	2,418,609
Total Stockholders' Equity	133,375,896	99,930,703
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$133,914,700	$99,930,703

CHINA INDUSTRIAL STEEL INC.
PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS (IN US DOLLARS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, and 2008

	2010	2009	2008
Revenues	$-	$-	$-
Cost of Revenue	-	-	-
Gross Profit	-	-	-

Professional fees	784,242	-	-
Other General and Administrative expenses	10,109	-	-

Loss from operation before income tax	(794,351)	-	-
Provision for income tax	-	-	-
Equity income from subsidiary	26,564,791	58,160,977	27,848,080
Net Income	$25,770,440	$58,160,977	$27,848,080

Other Comprehensive Income:
Foreign currency translation gain	4,122,803	675,123	1,336,000
Other Comprehensive Income	$29,893,243	$58,836,100	$29,184,080

CHINA INDUSTRIAL STEEL INC.
PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS (IN US DOLLARS)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, and 2008

	2010	2009	2008
Cash Flows from Operating Activities:
Net Income	$25,770,440	$58,160,977	$27,848,080
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Equity income from subsidiaries	(26,564,791)	(58,160,977)	(27,848,080)
Issuance of shares in consideration for services	375,491	-	-
Increase in accrued liabilities	538,804	-	-
Net Cash Provided by Operating Activities	119,944	-	-

Cash Flows from Investing Activities:
Investment in subsidiary	(2,800,100)	-	-
Net Cash Used in Investing Activities	(2,800,100)	-	-

Cash Flows from Financing Activities
Proceeds from stock to be issued	3,175,241	-	-
Proceeds from stock issued	1,910	-	-
Net Cash Provided by Financing Activities	3,177,151	-	-

Net Increase in Cash and Cash Equivalents	496,995	-	-
Cash and Cash Equivalents - Beginning of the Year	-	-	-
Cash and Cash Equivalents - End of the Year	$496,995	$-	$-

22.  Subsequent Events

During the third quarter of 2010, the Company commenced a private placement to sell up to 2,580,022 units at a price of $1.50 per unit. Each unit consists of 1 share of common stock and a warrant to purchase 1 share of common stock at a price of $4.50 per share. The warrant has a term of 3 years. As of December 31, 2010, the Company had 29 accredited investors subscribed for a total of 2,352,023 units and prepaid total of $3,528,046 of proceeds. In addition, the Company has recorded $352,805 as commissions offsetting the subscriptions received. On January 28, 2011, the Company closed the private placement with 44 accredited investors purchasing 2,579,022 units for total proceeds of $3,868,547. Subsequent to the closing the private placement, the Company issued all shares and warrants.

 On February 7, 2011, the Company consummated another private placement and sold additional 1,000 of its security units to one (1) accredited investor at the price of $4.50 and received proceeds of $4,500. Each selling unit comprises one share of the Company’s common stock and one three-year warrant to purchase one share of the Company’s common stock at $2.00 per share and additional one three-year warrant to purchase one share of the Company’s common stock at $4.50 per share.

These financial statements were approved by the management and available for issuance on May 6, 2011. Management has evaluated subsequent events through this date.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (IN US DOLLARS)
(UNAUDITED)

	June 30,	December 31,
	2011	2010
ASSETS
Current Assets:
Cash	$1,396,038	$4,061,412
Bank notes receivable	3,650,928	1,117,248
Accounts receivables, net	14,198,733	12,109,280
Accounts receivables - related party	24,327,347	17,298,276
Inventories, net	12,804,166	13,178,890
Advances to suppliers	4,157,789	4,658,802
VAT tax recoverable	15,280,790	13,038,920
Advances to related parties	44,355,686	44,536,486
Total Current Assets	120,171,477	109,999,314

Machinery and Equipment, Net	82,271,432	73,804,064
Machinery and Equipment - acquired from related parties, Net	103,046,197	107,891,061
Total Machinery and Equipment, Net	185,317,629	181,695,125

Other Assets:
Restricted cash	4,796,320	1,818,240
Land use rights and buildings under capital leases	5,795,229	5,998,330
Total Other Assets	10,591,549	7,816,570

TOTAL ASSETS	$316,080,655	$299,511,009

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Equipment loan payables - related parties	$11,258,584	$11,025,728
Current obligations under capital leases	561,131	529,532
Employee loan payable	-	707,511
Bank loan payable	5,879,360	5,757,760
Bank notes payable	6,034,080	3,030,400
Short term loan payable - related party	4,951,040	3,651,632
Accounts payable	39,815,495	43,193,808
Accounts payable - related parties	165,949	4,505,684
Accrued liabilities	2,148,543	4,013,825
Taxes payables	2,242,912	850,247
Advances from customers	21,096,950	22,588,608
Total Current Liabilities	94,154,044	99,854,735

Long Term Liabilities:
Equipment loan payables - related parties	61,008,215	59,746,411
Obligation under capital leases - related parties	6,381,186	6,533,967
Total Long Term Liabilities	67,389,401	66,280,378

TOTAL LIABILITIES	161,543,445	166,135,113

Commitments and Contingencies

Stockholders' Equity:
Series A Convertible Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Blank Check Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value, 980,000,000 authorized, 73,542,058 and 70,962,036 issued and outstanding at June 30, 2011 and December 31, 2010	7,354	7,096
Paid-in capital	16,219,171	12,733,237
Stock to be issued	-	3,175,241
Statutory reserves	6,530,869	6,530,869
Retained earnings	122,225,024	104,388,041
Accumulated other comprehensive income	9,554,792	6,541,412
Total Stockholders' Equity	154,537,210	133,375,896
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$316,080,655	$299,511,009

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (IN US DOLLARS)
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenues
Sales to customers	$195,513,869	$131,706,529	$383,038,685	$237,416,559
Sales to related parties	21,285,432	9,672,106	21,285,432	23,129,239
Total Revenues	216,799,301	141,378,635	404,324,117	260,545,798

Cost of Revenue
Cost of Revenue - other vendors	26,715,484	16,291,422	48,852,768	31,985,239
Cost of Revenue - related parties	175,674,549	116,159,160	330,635,538	210,212,312
Total Cost of Revenue	202,390,033	132,450,582	379,488,306	242,197,551

Gross Profit	14,409,268	8,928,053	24,835,811	18,348,247

Selling and General and Administrative Expenses
Selling and General and Administrative Expenses - other vendors	412,040	216,148	859,287	547,298
Selling and General and Administrative Expenses - related parties	216,799	141,142	403,449	283,401
Total Selling and General and Administrative Expenses	628,839	357,290	1,262,736	830,699

Income From Operations	13,780,429	8,570,763	23,573,075	17,517,548

Other Income (Expenses)
Interest income	8,328	3,164	8,543	17,668
Interest expense - bank borrowings	(124,846)	(72,741)	(574,596)	(122,021)
Interest expense - related parties	(1,133,459)	(1,165,626)	(2,198,775)	(2,331,745)
Total Other Income (Expenses)	(1,249,977)	(1,235,203)	(2,764,828)	(2,436,098)

Income from operation before income tax	12,530,452	7,335,560	20,808,247	15,081,450
Provision for income tax	1,826,243	1,077,325	2,971,264	2,039,269
Net Income	$10,704,209	$6,258,235	$17,836,983	$13,042,181

Other Comprehensive Income:
Foreign currency translation gain	1,931,889	765,007	3,013,380	765,007
Comprehensive Income	$12,636,098	$7,023,242	$20,850,363	$13,807,188

Net Income Per Share - Basic and Diluted	$0.15	$0.10	$0.24	$0.21
Weighted Average Shares Outstanding - Basic and Diluted	73,542,058	61,576,992	73,159,247	61,576,992

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (IN US DOLLARS)
FOR SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(UNAUDITED)

	Preferred Stock		Common Stock		Stock to be	Additional Paid-In	Statutory	Retained	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Issued	Capital	Reserves	Earnings	Income	Total
Balance as of December 31, 2009	-	$-	61,576,992	$6,158	$-	$12,357,466	$6,530,869	$78,617,601	$2,418,609	$99,930,703
Net income: six months ended June 30, 2010	-	-	-	-	-	-	-	13,042,181	-	13,042,181
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	765,007	765,007
Balance at June 30, 2010			61,576,992	$6,158	$-	$12,357,466	$6,530,869	$91,659,782	$3,183,616	$113,737,891

Balance as of December 31, 2010	-	$-	70,962,036	$7,096	$3,175,241	$12,733,237	$6,530,869	$104,388,041	$6,541,412	$133,375,896
Stock issued - private placement	-	-	2,580,022	258	(3,175,241)	3,485,934	-	-	-	310,951
Net income: six months ended June 30, 2011	-	-	-	-	-	-	-	17,836,983	-	17,836,983
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	3,013,380	3,013,380
Balance as of June 30, 2011	-	-	73,542,058	$7,354	$-	$16,219,171	$6,530,869	$122,225,024	$9,554,792	$154,537,210

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (IN US DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2011, AND 2010
(UNAUDITED)

	2011	2010

Cash Flows from Operating Activities:
Net Income	$17,836,983	$13,042,181
Adjustments to Reconcile Net Income to
Net Cash Provided by (Used in) Operating Activities:
Allowance for doubtful accounts receivable	74,519	423,828
Depreciation	11,438,068	10,657,608
Amortization of land use rights and buildings under capital leases	326,280	312,261
Capitalized interest for lease obligation	-	84,714
Changes in operating assets and liabilities:
Increase in accounts receivables	(1,888,761)	(5,212,290)
Increase in accounts receivables - related party	(6,592,987)	(16,895,476)
Increase in bank notes receivable	(2,483,432)	(1,349,416)
Decrease in inventories	646,119	8,603,099
(Decrease) increase in advances to suppliers	593,039	(4,787,380)
Increase in VAT tax recoverable	(1,945,616)	(1,884,402)
Decrease in advances to related parties	1,109,474	3,248,064
Decrease in accounts payable	(4,135,073)	(8,361,477)
(Decrease) increase in accounts payable - related parties	(4,387,802)	9,199,659
(Decrease) increase in accrued liabilities	(1,929,345)	119,547
Increase in bank notes payable	2,908,466	-
Decrease in advances from customers	(1,947,810)	(5,840,211)
Increase (decrease) in taxes payables	1,360,111	(745,238)
Net Cash Provided by Operating Activities	10,982,233	615,071

Cash Flows from Investing Activities:
Capital expenditures	(11,517,158)	(4,668,002)
Net Cash Used in Investing Activities	(11,517,158)	(4,668,002)

Cash Flows from Financing Activities
Proceeds from bank loans	-	2,802,500
Payment to obligation under capital lease - related parties	(267,488)	(225,301)
Deposit of restricted cash	(2,908,466)	-
Repayment of employee loans	(714,782)	-
Net proceeds from short term loan - related party	1,209,310	-
Proceeds from private placement	310,951	-
Net Cash (Used in) Provided by Financing Activities	(2,370,475)	2,577,199

Effect of Exchange Rate Changes on Cash	240,026	(18,110)
Net Decrease in Cash and Cash Equivalents	(2,665,374)	(1,493,842)
Cash - Beginning of the Period	4,061,412	2,524,530

Cash - End of the Period	$1,396,038	$1,030,688

Supplemental Cash Flow Information:
Interest Paid	$3,148,976	$2,292,596
Income taxes	$1,901,184	$948,447

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA INDUSTRIAL STEEL INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.  Organization and Basis of Presentation

Organizations

China Industrial Steel Inc. (“CIS”) was incorporated January 27, 2010 under the laws of the State of Maryland. On February 5, 2010, CIS formed a wholly-owned subsidiary, Northern Steel Inc. (“Northern”), under the laws of the State of Colorado to facilitate the Company’s operations in China.

On July 15, 2010, Northern formed its wholly owned foreign enterprise in Handan City, Hebei Province, China, Nuosen (Handan) Trading Co., Ltd (“Nuosen”), under the laws of China. Nuosen is a management company to manage operations in China.

Handan Hongri Metallurgy Co., Ltd. (“Hongri”) is a Chinese company located at Handan City, Hebei Province, China. Hongri was incorporated under the Chinese laws on March 7, 2007 with registered capital of Reminbi (“RMB”) 90,489,999 (approximately $12 million US dollars). Hongri is primarily engaged in the business of manufacturing and selling steel plate, steel bars and steel billets for domestic customers.

Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd (“YBS Group”) is an enterprise incorporated and existing within the territory of China. YBS Group owns 70% equity interest of Hongri.

Fakei Investment (Hong Kong) Ltd (“Fakei”) is an enterprise incorporated in Hong Kong. Fakei owns 30% equity interest of Hongri.

On August 1, 2010, CIS, through Northern and its wholly owned foreign enterprise, Nuosen, entered into Entrusted Management Agreement, Exclusive Option Agreement, and Covenants Agreement (collectively, the “Entrusted Agreements”) with Hongri and shareholders of Hongri, YBS Group and Fakei. The effect of the Entrusted Agreements is to cede control of management and economic benefits of Hongri to Nuosen. As a consideration, CIS issued 44,083,529 restricted shares of its common stock, par value $0.0001, to Karen Prudente, a nominee and trustee for the shareholders of YBS Group entering into the Entrusted Agreements with Nuosen. CIS also issued 17,493,463 restricted shares of its common stock to the shareholders of Fakei in consideration for Fakei entering into the Entrusted Management Agreement with Nuosen.

The Entrusted Agreements empower CIS, through Northern and Nuosen, with the ability to control and substantially influence Hongri’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. As a result of these entrusted agreements, which obligate CIS to absorb a majority expected losses of Hongri and enable CIS  to receive a majority expected residual returns from Hongri and because CIS has the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance, CIS, through its wholly-owned subsidiaries, accounts for Hongri as its Variable Interest Entity (“VIE”) under ASC 810-10-05-8A. Accordingly, CIS consolidates Hongri’s operating results, assets and liabilities.

On August 10, 2010, Mr. Liu Shenghong, our Chairman of Board of Directors and one of the shareholders of YBS Group and several other shareholders of YBS Group (each of them, a “Purchaser”) have entered into call option agreements, (collectively, the “Call Option Agreements”), with our major shareholder, Karen Prudente, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as outlined in the Call Option Agreements: the Option may be exercised, in whole or in part, in accordance with the following schedule: 34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014.

According to the above mentioned Call Option Agreements, Karen Prudente would transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. For accounting purposes, the above transactions were accounted for in a manner similar to a reverse merger or recapitalization, since the former equity shareholders of Hongri now effectively own a majority of CIS’ common stock immediately following the transactions. Consequently, the assets and liabilities and historical operations reflected in the consolidated financial statements prior to the transactions are those of Hongri and are recorded at the historical cost of Hongri, and the consolidated financial statements after completion of the transactions include the assets and liabilities of CIS, Northern, Nuosen, and Hongri (collectively, CIS or the “Company”), historical operations of Hongri, and operations of CIS, Northern, Nuosen and Hongri from the date of the transaction. The 44,083,529 restricted shares of common stock issued to Karen Prudente and 17,493,463 restricted shares of common stock issued to Fakei were presented as of the beginning of the first period presented in the accompanying unaudited consolidated financial statements.

CIS through Hongri, its operating company in China, produces and sells steel plates, steel bars and steel billets. The Company currently operates four production lines with an aggregate production capacity of 2.3 million metric tons of steel per year from its headquarters on approximately 1,000 acres in Handan City, Hebei Province, China. Most of the Company’s products are domestically sold in China.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in order to present the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. dollars. The consolidated financial statements include the historical operations of Hongri. The 44,083,529 restricted shares of common stock issued to Karen Prudente, a trustee, and 17,493,463 restricted shares of common stock issued to Fakei were presented as of the beginning of the first period presented in the accompanying consolidated financial statements.

The unaudited condensed consolidated financial statements as of June 30, 2011 and December 31, 2010 and for the three and six months ended June 30, 2011 and 2010 were prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of June 30, 2011 and the results of operations for the three and six months ended June 30, 2011 and 2010, and cash flows for the six months ended June 30, 2011 and 2010. Certain information and footnote disclosures normally included in the consolidated financial statements, in accordance with U.S. generally accepted accounting principles (GAAP), have been condensed or omitted pursuant to such SEC rules and regulations. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2010.  The operating results for the three and six month period ended June 30, 2011 is not necessarily indicative of the results to be expected for the full year.

2.  Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, bank notes receivable, accounts receivable, net, advances to suppliers, VAT tax recoverable, advance to related parties, current portion of equipment loan payables and accrued interest – related parties, employee loan and accrued interest payable, bank notes payable, accounts payable, accrued liabilities, VAT and other tax payables, advances from customers, and accounts payable - related parties.  The fair value of these financial instruments approximate their carrying amounts reported in the balance sheets due to their short-term maturity or by comparison to other instruments with similar terms.

The Company evaluated the fair value of the equipment loans payable – related parties, net of current portion at June 30, 2011 and December 31, 2010, and determined that the book value of equipment loans payable approximated the fair market value based on information available as of June 30, 2011 and December 31, 2010.

Accounts Receivable

Accounts receivable consists of balances due from customers for the sale of the Company’s steel products. Accounts receivable is recorded at the net realizable value consisting of the carrying amount less an allowance for uncollectible amounts.

The Company estimates the valuation allowance for anticipated uncollectible receivable balances after taking into consideration industry experience, the current economic climate and facts and circumstances specific to the applicable customer. When facts subsequently become available to indicate that the amount provided as the allowance needs to be modified, an adjustment in the current period is made.

Inventories

Inventories are stated at the lower of cost, as determined on a weighted average basis or market. Costs of inventories include the purchase price and related manufacturing costs incurred in bringing the products to their present location and condition. Market value is determined by reference to selling prices or to management’s estimates based on prevailing market conditions. Management writes down the inventories to market value if it is below cost and also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if a valuation allowance is required.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. Management regularly evaluates the balance of advances and will make a reserve if necessary.

Machinery and Equipment and Construction In Progress

Machinery and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant machinery and equipment are as follows:

Machinery and equipment	10 years
Auxiliary facilities	10 years
Transportation equipment	5 years
Office equipment	3 - 5 years
Electronic equipment	3 - 5 years

Repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Construction in progress includes direct costs of construction or acquisition of equipment and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

Advances from Customers

Customer advances consist of amounts received from customers relating to the sales of the Company’s steel products. The Company recognizes these funds as a current liability until the revenue can be recognized.

Revenue Recognition

Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer. Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of our US parent company and US subsidiaries is the US dollar. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC.  Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions and exchange gains and losses  are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December, 31
	2011	2010	2011	2010	2010
RMB/US$ exchange rate at period end	0.1547	0.1475	0.1547	0.1475	0.1515

Average RMB/US$ exchange rate for the period	0.1538	0.1465	0.1531	0.1465	0.1477

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

 Value Added Tax

The Provisional Regulations of the People’s Republic of China Concerning Value Added Tax (“VAT”) promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the People’s Republic of China concerning Value Added Tax, VAT is imposed on goods sold or imported into the PRC and on processing, repair and replacement services provided within the PRC.

VAT payable in the PRC is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold but excluding any amount paid in respect of VAT included in the price.  Certain offshore and overseas sales are not subject to VAT tax.

The Company reports revenues and costs net of the PRC’s value added tax for all periods presented in the statements of operations.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed on the basis of the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per common share are computed similarly to basic earnings per common share except that it includes the dilutive securities (warrants) outstanding and potential dilution that could occur if dilutive securities were converted. For all periods presented, such securities (2,353,023 warrants at $4.50 per share and 1,000 warrants at $2.00 per share), had an anti-dilutive effect and, as such, were excluded from the calculation.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC, and by changes in governmental policies or interpretations with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation. The current management team (specifically the CEO) of the Company and the majority owner of the Company through YBS are also the majority owners of the controlled variable interest entity in the PRC, Handan Hongri Metallurgy Co. Ltd. (“Hongri”). The US parent company (or CIS) only controls Hongri through certain agreements which obligated CIS to absorb a majority expected losses of Hongri or enabled CIS to receive a majority expected residual returns from Hongri and granted CIS the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance. As such, there is a risk that the majority shareholders of the Company and, or Hongri could cancel these agreements if they believed it was necessary. If such action was to be taken, the Company would no longer retain control of Hongri, the operating subsidiary. Although the Company has not experienced losses from these risks and believes that they are in compliance with existing laws and regulations including the organization and structure disclosed in Note 1, this may not be indicative of future results. In addition, the management of CIS currently intends to either reinvest or retain all of the income generated by Hongri for strategic expansion purposes and operations into the foreseeable future.

The Company has significant exposure to the fluctuation of raw material and energy products prices as part of its normal operations. There are many factors of our business which are impacted by prevailing market conditions, specifically, a change in the raw material and energy product pricing environment, rise or decline, will influence our inventory levels, purchasing decisions and will, ultimately, all have an impact on our gross profit. Management operational decisions are a direct response to the market and as such will change as market conditions change. As of June 30, 2011 and December 31, 2010, the Company had not entered into any commodity contracts to mitigate such risks.

The Company provides credit in the normal course of business. Management continues to take appropriate actions to perform ongoing business and credit reviews of customers to reduce exposure to new and recurring customers who have been deemed to pose a high credit risk based on their commercial credit reports, the Company’s collection history, and perception of the risk posed by their geographic location. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the Company’s customer base.

The Company is potentially exposed to risks of losses that may result from business interruptions, injury to others (including employees) and damage to property. These losses may be uninsured, especially due to the fact that the Company’s operations are in China, where business insurance is not readily available. If: (i) information that is available before the Company’s financial statements are issued or are available to be issued indicates that such loss is probable and (ii) the amount of the loss can be reasonably estimated, an estimated loss will be accrued by a charge to income. If such loss is probable but the amount of loss cannot be reasonably estimated, the loss shall be charged to the income in the period in which the loss can be reasonably estimated. As of June 30, 2011 and 2010, the Company has not experienced any uninsured losses from injury to others or other losses.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”). ASU 2011-04 expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. This guidance will be effective for the Company beginning January 1, 2012. The Company anticipates that the adoption of this standard will not materially affect its consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This new guidance is to be applied retrospectively. This guidance will be effective for the Company beginning January 1, 2012. The Company anticipates that the adoption of this standard will not change the presentation of its consolidated financial statements.

Certain accounting pronouncements have been issued by the FASB and other standard setting organizations which are not yet effective and therefore have not yet been adopted by the Company. The impact on the Company’s financial position and results of operations from adoption of these standards is not expected to be material.

3.  Bank Notes Receivable

Bank notes receivable are highly liquid negotiable instruments issued by banks in the PRC on behalf of Hongri’s customers.  These notes typically have maturities between one to six months.  With these bank notes, The Company can: (a) redeem the notes for face value at maturity, (b) endorse the notes to the Company’s vendors as a form of payment instrument at full value, or (c) factor the notes to a bank.  In the event that the Company factors these notes to a bank, it will record as interest expense the difference between cash received and the face value of the note. The Company believes all of the notes are fully realizable and has not recorded any reserves as of June 30, 2011 and December 31, 2010, respectively.

4.  Accounts Receivable

Accounts receivable at June 30, 2011 and December 31, 2010 consisted of the following:

	2011	2010
Accounts receivable	$14,709,561	$12,535,782
Allowance for doubtful accounts	(510,828)	(426,502)
Accounts receivable, net	$14,198,733	$12,109,280

5.  Inventories

Inventories at June 30, 2011 and December 31, 2010 consisted of the following:

	2011	2010
Raw materials	$752,409	$2,267,111
Finished products	9,904,182	10,034,658
Spare parts	2,147,575	877,121
Total	$12,804,166	$13,178,890

6.  Machinery and Equipment, Net

Machinery and equipment stated at cost less accumulated depreciation at June 30, 2011 and December 31, 2010 consisted of the following:

	2011	2010
Machinery and equipment	$233,648,734	$216,950,742
Auxiliary facilities	2,948,759	2,887,771
Transportation equipment	526,594	498,308
Office equipment	32,634	30,063
Electronic equipment	35,774	35,035
Subtotal	237,192,495	220,401,919
Accumulated depreciation	(56,682,273)	(44,188,226)
Construction in progress	4,807,407	5,481,432
Total	$185,317,629	$181,695,125

7.  Restricted Cash

Restricted cash represents required cash deposits by the bank as a part of collateral to bank notes payable (see Note 9). The Company has to maintain a minimum of 60% of the balance of the bank notes payable to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

8.  Obligations Under Capital Leases – Related Parties

We account for all of our related party leases with YBS and our affiliates as capital leases under ASC 840 as we have concluded that YBS has the ability to extend the length of the terms of all of our leases whenever they see fit. Therefore we have concluded all of the leases meet the requirement for capitalization of assets as the term is expected to be greater than 75% of the useful life of the asset. We have calculated the value of the capitalized assets as the present value of all lease payments over the stated term using an estimated interest rate based on our bank borrowing rates. Upon YBS extending any of our leases, we will re-calculate the value of the capitalized lease based on the renewed terms and record an additional asset upon the occurrence.

In regards to the leases, we compared the price per square meter to similar building structures that YBS leases to other subsidiaries. Typically, YBS tries to pass on their costs to the subsidiaries without having to subsidize their operations and they structure their leases without any significant profits built in.

In December 2007, the Company entered into a lease agreement with YBS Group to lease 956 mu (approximately 157.5 acres) of land as its manufacturing site from YBS Group, a related party. The rent for the first three years was waived per lease agreement. The annual lease payment is RMB 1,434,450 (approximately $221,938) commencing on 2011. The average lease payment is RMB 1,291,005 (approximately $199,744) per annum. The lease is set to expire on December 31, 2037. The present value of the total lease payments at inception was RMB 12,703,147 (approximately $1,939,898), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2007, the Company entered into a lease agreement with YBS Group to lease the manufacturing building of Plate-Rolling I from YBS Group. The annual lease payment is RMB 3,522,211 (approximately $544,956) commencing on January 1, 2008. The lease is set to expire on December 31, 2017. The present value of the total lease payments at inception was RMB 23,816,623 (approximately $3,637,037), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2007, the Company entered into a lease agreement with Hongrong to lease the manufacturing building of Steel-Making I from Hongrong, a related party. The annual lease payment is RMB 1,210,716 (approximately $187,322) commencing on January 1, 2008. The lease is set to expire on December 31, 2017. The present value of the total lease payments at inception was RMB 8,186,666 (approximately $1,250,186), which was calculated with a discount rate of 7.83%, a PRC long term borrowing rate in December 2007.

In November 2009, the Company entered into a lease agreement with YBS Group to lease the manufacturing building of Steel-Making II from YBS Group. The annual lease payment is RMB 107,469 (approximately $16,628) commencing on January 1, 2010. The lease is set to expire on December 31, 2019. The present value of the total lease payments at inception was RMB 793,198 (approximately $121,129), which was calculated with a discount rate of 5.94%, a PRC long term borrowing rate in December 2009.

In November 2009, the Company entered into a lease agreement with Hongrong to lease the manufacturing building of Bar-Rolling III from Hongrong. The annual lease payment is RMB 758,503 (approximately $117,356) commencing on January 1, 2010. The lease is set to expire on December 31, 2019. The present value of the total lease payments at inception was RMB 5,598,552 (approximately $854,955), which was calculated with a discount rate of 5.94%, a PRC long term borrowing rate in December 2009.

9.  Bank Notes, Bank Loan Payable and Short Term Loan Payable – Related Party

The bank notes payable do not carry a stated interest rate, but instead carry a specific due date usually for a short-term period of six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or prior to becoming due, they can factor these notes to other financial institutions. These notes are short-term in nature, as such; the Company does not calculate imputed interest with respect to them. These notes are collateralized by the Company’s restricted bank deposits as described in Note 7. Restricted Cash

On January 27, 2010, the Company received a RMB 19,000,000 ($2,802,500) short-term borrowing from a financial institution. The loan was a “working capital” loan bearing interest at 10.62% per annum and was due by November 29, 2010. The loan was secured by the equipment of Hongri. On November 29, 2010, the Company repaid this borrowing.

On December 14, 2010, the Company received a RMB 19,000,000 ($2,939,680) short-term borrowing from a financial institution. The loan is a “working capital” loan that bears interest at 11.12% per annum and is due on December 12, 2011. The loan is secured by the equipment of Hongri.

On December 30, 2010, the Company received a RMB 19,000,000 ($2,888,000) short-term borrowing from a financial institution. The loan was a “working capital” loan that bore interest at 10.23% per annum and was due by February 28, 2011. The loan was secured by the equipment of Hongri. The loan was repaid in February 2011.

On March 3, 2011, the Company received a RMB 19,000,000 ($2,939,680) short-term borrowing from a financial institution. The loan is a “working capital” loan that bears interest at 10.62% per annum and is due on September 2, 2011. The loan is secured by equipment of Hongri.

As of June 30, 2011 and December 31, 2010, short-term financial institution loans payable totaled RMB 38,000,000 ($5,879,360) and RMB 38,000,000 ($5,757,760), respectively. Total value of equipment secured for above mentioned bank loans is RMB 70,967,104 ($10,980,030) as of June 30, 2011.

As of June 30, 2011 and December 31, 2010, the net borrowings from a related party, Mr. Binchang Liu, a senior manager of the Company, totaled RMB 32,000,000 ($4,951,040) and RMB 24,100,000 ($3,651,632), respectively. The borrowings from Mr. Liu are payable on demand and bear interest at 7% per annum. For the six months ended June 30, 2011 and 2010, the Company accrued interest expense of $142,843 and $72,248, respectively.

The weighted average short term loan balance consisting of financial institution loans and Binchang Liu loans, was $4,776,468 and $3,530,416 as of June 30, 2011 and 2010, respectively. The weighted average interest rate for short term loan was 8.29% and 9% for 2011 and 2010, respectively.

10.  Accrued Liabilities

Accrued liabilities at June 30, 2011 and December 31, 2010 consisted of:

	2011	2010
Accrued wages and benefits	$1,800,813	$1,548,638
Accrued service fees - related party	-	886,224
Accrued short-term loan interest - related party	262,372	115,578
Accrued professional fees	67,808	590,850
Accrued employee loan interest	-	530,630
Accrued commission payable	17,550	341,905
Total	$2,148,543	$4,013,825

11.  Taxes Payables

Tax payables at June 30, 2011 and December 31, 2010 consisted of:

	2011	2010
PRC corporation income tax	$1,837,406	$767,326
Other taxes payable	405,506	82,921
Total	$2,242,912	$850,247

12.  Related Party Transactions

Hongri is 70% owned by YBS Group,  a major shareholder of some other steel production related companies, mainly Hongrong Iron and Steel Co. Ltd. (“Hongrong”), Wu'an Baoye Coke Industrial Co. Ltd.(“Baoye”), Wu'an Yuanbaoshan Cement Plant (“Cement Plant”), Wu'an Yuanbaoshan Ore Treatment Plant (“Ore Treatment”), Wu'an Yuanbaoshan Industrial Group Go. Ltd - Gas Station and Wu’an Yeijin Iron Co. Ltd. (“Yeijin”). During the routine business process, Hongri purchases raw materials and supplies from these companies and advances to / or owes cash to these companies.

The relationships and the nature of related party transactions are summarized as follow:

Name of Related Party	Owned by YBS and its major shareholders	Relationship to Hongri	Nature of Transactions
Hebei Wu'an Yuanbaoshan Industrial Group Co. Ltd. (“YBS Group”)	Self	70% parent	Services, information and public relationship, and coordination
Wu'an Yuanbaoshan Industrial Group Co. Ltd - Gas Station	100%	Affiliated company	Supplier of gas
Wu'an Hongrong Iron & Steel Co. Ltd (“Hongrong”)	67%	Affiliated company	Supplier of molten iron
Wu'an Baoye Coke Industrial Co. Ltd. (“Baoye”)	49%	Affiliated company	Supplier of coke
Wu'an Yuanbaoshan Cement Plant	36%	Affiliated company	Supplier of cement
Wu'an Yuanbaoshan Ore Treatment Plant	33%	Affiliated company	Supplier of granular
Wu’an Yeijin Iron Co. Ltd	31%	Affiliated company	Supplier of iron

U.S. GAAP requires consolidation when an entity holds a controlling interest in another entity (often in the form of control through voting interests) or if the entity meets the requirements of a variable interest entity (“VIE”). The Company has no direct control of the affiliated companies, noted above, through voting interests. However, because the Company has a variable interest in some of these affiliated companies via the supply relationships noted above (i.e. implied relationships), the Company is required to determine whether such affiliates are VIE’s and, if so, whether the Company is the primary beneficiary so that consolidation must occur. A VIE has the following characteristics in accordance with ASC 810-10-15-14:  insufficient equity investment at risk; equity lacking decision-making rights; equity with nonsubstantive voting rights; lacking the obligation to absorb an entity’s expected losses and lacking the right to receive an entity’s expected residual returns. The Company’s analysis concluded that such affiliates were not VIE’s because none of these characteristics are present.

As of June 30, 2011 and December 31, 2010 advances to related parties and accounts payable - related parties consisted of:

Advances to Related Parties

Name of related parties	2011	2010
Wu'an Yuanbaoshan Industrial Group Co. Ltd	$30,090,561	$24,950,265
Wu'an Hongrong Iron & Steel Co. Ltd	14,265,125	19,215,494
Wu'an Yuanbaoshan Ore Treatment Plant	-	370,727
Total Advances to Related Parties	$44,355,686	$44,536,486

Accounts Payable - Related Parties

Name of related parties	2011	2010
Wu'an Baoye Coke Industrial Co. Ltd.	$(54,962)	$(4,400,996)
Wu'an Yuanbaoshan Ore Treatment Plant	(3,066)	-
Wu'an Yuanbaoshan Cement Plant	(107,921)	(104,688)
Total Accounts Payable - Related Parties	$(165,949)	$(4,505,684)

YBS Group is a parent company. It provides various services to the subsidiary companies, such as market and industrial information, public relationship, various government agents’ relationship, coordination of recycling of byproducts among the subsidiaries, executive officers’ salaries and so on. YBS group charged a service fee based on its expenses and services and allocated to its subsidiary companies proportionally. The amount charged to each subsidiary company is varied each year. Commencing in 2010, YBS Group charged 0.1% of current year revenue of Hongri. The management believes that 0.1% of revenue is a reasonable charge method. The services fees were $216,799 and $141,142 for the three months ended June 30, 2011 and 2010, respectively. The services fees were $403,449 and $283,401 for the six months ended June 30, 2011 and 2010, respectively. Service fees consisted of management salaries, trainings, consultations, common areas charges and other fees. The Company estimated that service fee would be similar or marginally higher than current charged fees if the services had provided by third parties. Among services fees, executive officers’ salaries were stand-alone expenses. Such expenses were $15,378 and $14,650 for the three months ended June 30, 2011 and 2010, respectively, and $30,649 and $29,424 for the six months ended June 30, 2011 and 2010, respectively,

Hongri purchased raw materials from the above-mentioned related parties and had advances and accounts payable to these related parties in the routine business operations. It is a common practice in China that a vendor or supplier requires an advance payment before the shipment of merchandise. The Company advanced to the related parties so that these related parties were able to pay partial in advance to their vendors or suppliers. Most of these advances related to the purchase of raw material and other supplies in routine business and were short term in nature. These advances are interest free and will be utilized during the current period. The balance of advance to YBS group, a parent company, was $30,090,561 and $42,248,541 as of June 30, 2011 and December 31, 2010, respectively. The balance of advances to Hongrong, the Company’s major molten iron supplier, was $14,265,125 and $19,215, 494 as of June 30, 2011 and December 31, 2010, respectively.

Accounts payable to related parties represents an unsettled amount in the normal course of business. These payables were short term in nature and were with no interest. Total payable to related parties was $165,949 and $4,505,684 as of June 30, 2011 and December 31, 2010, respectively.

Purchases from related parties

Hongrong is a manufacturer of molten iron – a raw material for the Company’s steel production. The Company subcontracted with Hongrong to process molten iron prior to February 2010.  Beginning from February 2010, the Company terminated the subcontract relationship with Hongrong and began purchasing processed molten iron from Hongrong (as opposed to previously directly purchasing various raw materials and paying a processing/contract manufacturing fee to Hongrong) at a price equivalent to the local iron market, in accordance with a supply agreement. During three months ended June 30, 2011 and 2010, the Company purchased $178,091,530 (377,459 metric tons) and $121,012,426 (296,681 metric tons) of molten iron from Hongrong, respectively. During six months ended June 30, 2011 and 2010, the Company purchased $330,086,201 (714,381 metric tons) and $175,740,787 (451,619 metric tons) of molten iron from Hongrong, respectively.

The Company purchased powdered iron – raw material from YBS Group in the amount of $0 and $2,042,380 in the six months ended June 30, 2011 and 2010, respectively. The Company had no purchase from YBS Group in the three months ended June 30, 2011 and 2010.

The Company purchased coke – raw material in the amount of $0 and $2,903,117 from Baoye in the six months ended June 30, 2011 and 2010, respectively. The Company had no purchase from Baoye in the three months ended June 30, 2011 and 2010.

The Company purchased granular – raw material in the amount of $0 and $1,789,399 from Wu'an Yuanbaoshan Ore Treatment Plant in the six months ended June 30, 2011 and 2010, respectively. The Company had no purchase from Wu'an Yuanbaoshan Ore Treatment Plant in the three months ended June 30, 2011 and 2010.

Sales to related parties

The Company’s sales of its products to related parties were $21,285,432 and $9,672,106, in the three months ended June 30, 2011 and 2010, respectively. The Company’s sales of its products to the related parties were to $21,285,432 and $23,129,239, in the six months ended June 30, 2011 and 2010, respectively. YBS acts as a distributor of steel products for the Company and all sales are final. The only right of return is for defective steel products and the Company has not experienced any returns in the past years of operations. The steel products are picked up directly by YBS’ customers at which time the Company recognizes the sale. The Company has determined these sales should be recorded on a gross basis based on the following analysis: upon shipment all risks of ownership transfer to YBS’ customers and the Company does not bare any additional risks and YBS has all of the collection risk from its customers.

Accounts receivable from YBS Group were $24,327,347 and $17,298,276, as of June 30, 2011 and December 31, 2010, respectively.

Equipment purchased from related parties

See Note 13 Equipment Loans Payable – Related Parties.

Loan from related party

See Note 9 Bank Notes, Loan Payable and Short Term Loan Payable – Related Party

Leases from related parties

See Note 8 Obligations Under Capital Lease – Related Parties

13.  Equipment Loans Payable – Related Parties

Equipment loan payables – related parties at June 30, 2011 and December 31, 2010 consisted of:

Equipment Loans Payable	2011	2010

Equipment loan - YBS Group payable	$51,412,651	$50,349,307
Equipment loan - Hongrong payable	20,854,148	20,422,832
Total equipment loans payable	72,266,799	70,772,139
Less: current portion	(11,258,584)	(11,025,728)
Long-term payable	$61,008,215	$59,746,411

On November 30, 2007, the Company purchased Plate-Rolling I production line and related auxiliary equipment from YBS Group at a price of RMB 191,163,559 (approximately $26,208,524), which was at cost, and carryover basis of YBS group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 17,973,455 (approximately $2,780,853 at June 30, 2011 exchange rate) per annum (payable at the end of the year). The remaining balance is to be paid equally in the years of 2016 and 2017.

On November 30, 2009, the Company purchased Steel-Making II production line and related auxiliary equipment from YBS Group at a price of RMB 243,811,599 (approximately $35,718,399), which was at cost, and carryover basis of YBS Group. YBS Group provided a 10 year seller-financed loan to the Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed repayment schedule at RMB 24,380,000 (approximately $3,772,074 at June 30, 2011 exchange rate) per annum (payable at the end of the year). The remaining balance is to be paid equally in the years of 2017 and 2018.

On November 30, 2007, the Company purchased Steel-Making I production line and related auxiliary equipment from Hongrong at a price of RMB 326,028,440 ($44,698,499), which was at cost, and carryover basis of Hongrong. Hongrong provided a 10 year seller-financed loan to The Company to finance the purchase. The loan bears interest at 5% per annum, and has a fixed annual repayment schedule at RMB 30,414,021 (approximately $4,705,657 at March 31, 2011 exchange rate) per annum (payable at the end of the year). The remaining balance is to be paid equally in the years of 2016 and 2017.

For the three months ended June 30, 2011 and 2010, the Company recorded interest expense and paid interest totaling $638,754 and $686,075 to YBS Group, respectively. For the six months ended June 30, 2011 and 2010, the Company recorded interest expense and paid interest totaling $1,270,114 and $1,372,150 to YBS Group, respectively.

For the three months ended June 30, 2011 and 2010, the Company recorded interest expense and paid interest totaling $259,093 and $302,523) to Hongrong, respectively. For the six months ended June 30, 2011 and 2010, the Company recorded interest expense and paid interest totaling $515,187 and $605,046 to Hongrong, respectively.

Equipment loans, accrued interest and repayments were reconciled follows:

YBS Group Loan Payable	Total Loans and Accrued Interests Payable	Accrued Loan Interests	Steel-Making II production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2018	Plate-Rolling I production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2017

Balance at December 31, 2009	$54,885,968	$-	$32,146,729	$22,739,239
Accrued interest	2,767,527	2,767,527	-	-
Repayment in 2010	(9,184,923)	(2,767,527)	(3,694,058)	(2,723,338)
Effect of exchange rate	1,880,735		1,101,547	779,188
Balance at December 31, 2010	50,349,307	-	29,554,218	20,795,089
Accrued interest	1,270,114	1,270,114	-	-
Repayment in 2011	(1,270,114)	(1,270,114)	-	-
Effect of exchange rate	1,063,344		624,166	439,178
Balance at June 30, 2011	$51,412,651	$-	$30,178,384	$21,234,267

Hongrong Loan Payable	Total Loans and Accrued Interests Payable	Accrued Loan Interests	Steel-Making I production line and related auxiliary equipment loan interest at 5% per annum, due December 31, 2017
Balance at December 31, 2009	$24,201,859	$-	$24,201,859
Accrued interest	1,220,335	1,220,335	-
Repayment in 2010	(5,828,668)	(1,220,335)	(4,608,333)
Effect of exchange rate	829,306		829,306
Balance at December 31, 2010	20,422,832	-	20,422,832
Accrued interest	515,187	515,187	-
Repayment in 2011	(515,187)	(515,187)	-
Effect of exchange rate	431,316	-	431,316
Balance at June 30, 2011	$20,854,148	$-	$20,854,148

14.  Employee Loan Payable

Employee loan payable consisted of loans from employees (non executive officers) of the Company, which bore an interest rate at 25% per year and was due by December 31, 2010. Accrued interest was $530,630 at December 31, 2010 and was classified in accrued liabilities in the accompanying balance sheet. The principal balance outstanding at December 31, 2010 was $707,511. In January 2011, the Company repaid all employee loans and accrued interest.

15.  Statutory Reserves

The Company is required to allocate a portion of its after-tax profits to the statutory reserve. Annual appropriations to the statutory reserve are required to be at least 10% of an enterprise’s after-tax net income determined under Chinese GAAP. When the surplus reserves account balance is equal to or greater than 50% of the Company’s paid-in capital, no further allocation to the surplus reserve account is required.

The statutory surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital.

If the accumulated balance of the Company’s statutory reserve is not enough to make up for the losses of the Company of the previous year, the current years’ profit shall first be used for making up the losses before the statutory reserve is drawn. As of June 30, 2011 and December 31, 2010, the statutory reserves amounted to $6,530,869.

16.  Stockholders’ Equity

The Company is authorized to issue 980,000,000 shares of common stock with par value at $0.0001 per share.  The common stock has voting rights, dividend rights and liquidation rights. The Company is also authorized to issue 10,000,000 shares of Series A Convertible Preferred Stock with par value at $0.0001 per share. The Series A Convertible Preferred Stock ranked junior to any other series of Blank Check Preferred Stock but senior to any other equity securities of the Company. Series A Convertible Preferred Stock has $10 liquidation amount for each share outstanding and has no dividend and voting rights. In addition, the Company is authorized to issue 10,000,000 shares of Blank Check Preferred Stock with par value at $0.0001 per share.

During the third quarter of 2010, the Company commenced a private placement to sell up to 2,580,022 units at a price of $1.50 per unit. Each unit consists of 1 share of common stock and a warrant to purchase 1 share of common stock at a price of $4.50 per share. The warrant has a term of 3 years. As of December 31, 2010, the Company had 29 accredited investors subscribed for a total of 2,352,023 units and for total of $3,528,046 of proceeds that had been prepaid. In addition, the Company has recorded $352,805 as commissions offsetting the subscriptions received. On January 28, 2011, the Company closed the private placement with 44 accredited investors purchasing 2,579,022 units for total proceeds of $3,868,547. Subsequent to the closing the private placement, the Company issued 2,352,023 share of common stocks and 2,352,023 shares of $4.50 warrants to the investors.

On February 7, 2011, the Company consummated another private placement and sold additional 1,000 of its security units to one (1) accredited investors at the price of $4.50 and received proceeds of $4,500. Each selling unit comprises one share of Company’s common stock and one three-year warrant to purchase one share of Company’s common stock at $2.00 per share and additional one three-year warrant to purchase one share of Company’s common stock at $4.50 per share. Subsequent to the closing the private placement, the Company issued 1,000 shares of common stocks, 1,000 shares of $2.00 warrants and 1,000 shares of $4.50 warrants to the investor.

In conjunction with January 28, 2011 and February 7, 2011 private placements, the Company granted three years warrants to the investors for the purchase of 2,580,022 shares of the Company’s common stock at an exercise price of $4.50 and for the purchase of 1,000 shares of the Company’s common stock at an exercise price of $2.00. These warrants have no cash settlement provision, registration rights and do not include any price protection features. The exercise of the warrants will result in restricted shares under the SEC rule 144.

The relative fair value of warrants were valued at $1,090,303 by using “Black-Scholes Model” and the proceeds were   allocated and recorded based on the relative fair value of the warrants and the common stock. The assumption used in “Black-Scholes Model” calculations ware: volatility 99.05%; risk free interest rate 0.96% and 1.28%; and expected term of three years.

Following was a summary of the warrants as of June 30, 2011:

	Date of Issuance	Number of Warrants	Weighted Average Exercise Price	Weighted Remaining Lift in Years
Outstanding, December 31, 2010	-	-	$-
$4.50 warrants	January 28, 2011	2,352,023	4.50	2.58
$4.50 warrants	February 7, 2011	1,000	4.50	2.61
$2.00 warrants	February 7, 2011	1,000	2.00	2.61
Outstanding, June 30, 2011		2,354,023	$4.50	2.58

17.  Income Tax

The provision for income tax of $1,826,243 and $1,077,325 for the three months ended June 30, 2011 and 2010, respectively, and $2,971,264 and $2,039,269 for the six months ended June 30, 2011 and 2010, respectively, arose from income tax incurred and or paid to the Chinese tax agent.

Hongri is subject to the PRC’s 25% standard enterprise income tax. However, the Company applied for foreign investment enterprise exemption, and the application had been approved by the local tax authority in 2007. The Company is entitled to a tax holiday of full (100%) income tax exemption for two (2) years starting from the first profitable year of 2008 through 2009 and then a 50% reduction in income tax for additional three (3) years commencing 2010.

Nuosen is subject to the PRC’s 25% standard enterprise income tax.

Foreign pretax earnings were $12,744,502 and $7,336,220 for the three months ended June 30, 2011 and 2010, respectively, and were $21,095,419 and $15,082,120 for the six months ended June 30, 2011 and 2010, respectively. Pretax earnings of a foreign subsidiary are subject to U.S. taxation when effectively repatriated. The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are indefinitely invested outside the United States. At June 30, 2011, approximately $129,837,000 of accumulated unadjusted earnings of non-U.S. subsidiaries was indefinitely invested. At the existing U.S federal corporation income tax rate of 34%, an additional tax of $37,224,000 would have to be provided if such earnings were remitted currently.

The following table reconciled the US statutory rates to the Company’s effective rate for the three and six months ended June 30, 2011 and 2010.

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

US statutory tax rate	34.0%	34.0%	34.0%	34.0%
Foreign income not recognized in US	-34.0%	-34.0%	-34.0%	-34.0%
China income tax rate	12.5%	12.5%	12.5%	12.5%
Non-deductible expenses	2.1%	2.2%	1.8%	1.0%
Effective rate	14.6%	14.7%	14.3%	13.5%

CIS and Northern were incorporated in the United States and have incurred net operating loss for income tax purpose in the three and six months ended June 30, 2011. The Company had loss carry forwards of approximately $1,082,000 for U.S. income tax purposes available for offset against future taxable U.S. income expiring in 2030. Management believes that the realization of the benefits from these losses appears uncertain due to the Company's limited operating history. Accordingly, a full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded. The valuation allowance as of June 30, 2011 was $1,082,000.

The Company did not have any significant temporary differences relating to deferred tax liabilities as of June 30, 2011 and December 31, 2010.

The Company files income tax returns with U.S. Federal Government, Maryland State as well as Colorado State. With few exceptions, the Company is subject to U.S. federal and Maryland state income tax examinations by tax authorities for years on or after 2007 and for years on or after 2006 by Colorado tax authorities. The Company’s foreign subsidiaries also file income tax returns with the National Tax Bureau (with its branches in Handan) and other taxes and surcharges with the Local Tax Bureaus (Hubei Provincial Tax Bureau and Handan Municipal Tax Bureau). The Company is subject to tax examinations by these foreign tax authorities for years on or after 2007.

The Company evaluated its tax positions, and as of June 30, 2011 and December 31, 2010. No uncertain tax position has been identified.

18.  Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the years, the Company has not recognized a liability for product liability claims.

As of June 30, 2011 and December 31, 2010, the Company had no pending litigation.

Corporate Finance Advisory Services Agreements

On December 7, 2009, the Company entered a Corporate Finance Advisory Services Agreement (the “Advisory Agreement”) with Friedland Corporate Investor Services LLC (“Friedland LLC”).  The agreement provided Friedland LLC would provide certain corporate finance advisory services to the Company designed to form a Wholly Owned Foreign Enterprise (“WOFE”) in China and to result in the Company’s shares becoming publicly-traded in the United States. As consideration for these services, the Company agreed to pay Friedland no more than 12% of the Company shares outstanding on a fully diluted basis at the time of commencement of trading of the Company’s shares. On July 1, 2010, the Company issued 9,325,044 shares of common stock to the designees of Friedland. The shares issued to Friedland were valued at $375,000 in total, which was based on the fair value of the services provided by Friedland. This fair value was determined to be more reliable than the equity interests due to the early status in the Company’s lifecycle. The fair value was capitalized in the accompanying balance sheet and expensed in the statement of operation in 2010, the period in which Friedland fulfilled its services. In addition, the Company also agreed to pay RMB 2,700,000 ($409,104) in cash to Friedland. The payment is to be paid in accordance with the progress of the services. For services received, the Company recorded RMB 2,100,000 ($318,192) consulting expense in 2010 and paid it in February 2011. There was no consulting expense in connection with the Advisory Agreement for the three and six months ended June 30, 2011.

19.   Major Customers and Vendors

Beginning from February 2010, the Company purchased molten iron from Hongrong, a related company (see Note 13 Related Party Transactions). The purchase from Hongrong was 97% and 98% of the total purchases in three and six months ended June 30, 2011, respectively. No purchase from other vendors was over 5% in 2011. During the three and six months ended June 30, 2010, the purchase from Hongrong was 98% and 87% of the total purchases. No purchase from other vendors was over 5% in three and six months ended June 30, 2010.

For the three months ended June 30, 2011, there were two (2) major customers that accounted for approximately 40% of the Company’s total sales, 21% and 19%, respectively. For the six months ended June 30, 2011, there were two (2) major customers that accounted for approximately 39% of the Company’s total sales, 21% and 18%, respectively. For the three months ended June 30, 2010, there were two (2) major customers that accounted for approximately 28% of the Company’s total sales. Each of them was 15% and 13%, respectively. For the six months ended June 30, 2010, there were two (2) major customers that accounted for approximately 28% of the Company’s total sales. Each of them was 16% and 12%, respectively.

20.  Segment Reporting

The Company operates in one industry segment and in one geographic region, which is the PRC. Revenues and costs of goods sold by major products for the three and six months ended June 30, 2011 and 2010 consisted of:

	Three Months Ended June 30,		Six Months Ended June 30,
Revenues	2011	2010	2011	2010
Steel plates	$171,365,525	$119,231,361	$297,463,703	$224,142,241
Steel bars	929,023	14,337,324	929,023	21,274,460
Steel billets	38,942,893	7,592,750	96,141,828	14,134,129
Byproducts	5,561,860	217,200	9,789,563	994,968
Total Revenues	$216,799,301	$141,378,635	$404,324,117	$260,545,798

	Three Months Ended June 30,		Six Months Ended June 30,
Costs of Revenue	2011	2010	2011	2010
Steel plates	$165,336,000	$109,440,152	$289,034,679	$206,254,823
Steel bars	923,762	15,004,121	923,762	21,981,048
Steel billets	36,130,271	7,133,822	89,529,865	13,089,193
Others	-	872,487	-	872,487
Total Cost of Revenue	$202,390,033	$132,450,582	$379,488,306	$242,197,551

	Three Months Ended June 30,		Six Months Ended June 30,
Gross Profit Margin	2011	2010	2011	2010
Steel plates	3.52%	8.21%	2.83%	7.98%
Steel bars	0.57%	-4.65%	0.57%	-3.32%
Steel billets	7.22%	6.04%	6.88%	7.39%
Total Gross Profit Margin	6.65%	6.31%	6.14%	7.04%

The Company sold 272,990 and 209,878 metric tons of steel plates for the three months ended June 30, 2011 and 2010, respectively, and 481,734 and 425,403 metric tons of steel plates for the six months ended June 30, 2011 and 2010, respectively.

The Company sold 1,653 and 27,209 metric tons of steel bars for the three months ended June 30, 2011 and 2010, respectively, and sold 1,653 and 40,448 metric tons of steel bars for the six months ended June 30, 2011 and 2010, respectively.

The Company sold 66,066 and 14,858 metric tons of steel billets for the three months ended June 30, 2011 and 2010, respectively and sold 166,354 and 29,513 metric tons of steel billets for the six months ended June 30, 2011 and 2010, respectively.

21.  Condensed Unaudited Parent Company Financial Information

Basis of Presentation

China Industrial Steel Inc. (“CIS”) was incorporated January 27, 2010 under the laws of the State of Maryland. The Company is a holding Company to develop business opportunities in the People’s Republic of China (“PRC”).

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the condensed consolidated financial statements. Refer to the condensed consolidated financial statements and notes presented above for additional information and disclosures with respect to condensed parent company only financial statements.

The Investment in subsidiaries was determined using the equity method of accounting. Relevant PRC statutory laws and regulations restrict certain payments, such as dividends, loans or advances, from the Companies’ registered capital. Such restricted capital approximates $15,163,624 as of June 30, 2011. The Company is also required to allocate a portion of its after-tax profits to the statutory reserve. Annual appropriations to the statutory reserve are required to be at least 10% of an enterprise’s after-tax net income determined under Chinese GAAP. When the surplus reserves account balance is equal to or greater than 50% of the Company’s paid-in capital, no further allocation to the surplus reserve account is required. As of June 30, 2010, such reserved fund totaled $6,530,869. In addition, the Company’s ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars is limited due to the regulations of PRC’s currency exchange. It is not certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB in the future.

CHINA INDUSTRIAL STEEL INC.
PARENT COMPANY
CONDENSED BALANCE SHEETS (IN US DOLLARS)
(UNAUDITED)

	June 30,	December 31,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$67,304	$496,995
Total Current Assets	67,304	496,995

Investment in subsidiaries	154,555,264	133,417,704

TOTAL ASSETS	$154,622,568	$133,914,699

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accrued liabilities	$85,358	$538,804
Total Current Liabilities	85,358	538,804

TOTAL LIABILITIES	85,358	538,804

Commitments and Contingencies

Stockholders' Equity:
Series A Convertible Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Blank Check Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value, 980,000,000 authorized, 70,962,036 issued and outstanding at June 30, 2011 and December 31, 2010, respectively	7,354	7,096
Paid-in capital	16,219,171	12,733,236
Stock to be issued	-	3,175,241
Retained earnings	128,755,893	110,918,910
Accumulated other comprehensive income	9,554,792	6,541,412
Total Stockholders' Equity	154,537,210	133,375,895
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$154,622,568	$133,914,699

CHINA INDUSTRIAL STEEL INC.
PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS (IN US DOLLARS)
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenues	$-	$-	$-	$-
Cost of Revenue	-	-	-	-
Gross Profit	-	-	-	-

Professional fees	208,343	-	274,593	-
Other General and Administrative expenses	5,662	-	12,504	-

Loss from operation before income tax	(214,005)	-	(287,097)	-
Provision for income tax	-	-	-	-
Equity income from subsidiary	10,918,214	6,258,235	18,124,080	13,042,181
Net Income	$10,704,209	$6,258,235	$17,836,983	$13,042,181

Other Comprehensive Income:
Foreign currency translation gain	1,931,889	765,007	3,013,380	765,007
Other Comprehensive Income	$12,636,098	$7,023,242	$20,850,363	$13,807,188

CHINA INDUSTRIAL STEEL INC.
PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS (IN US DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(UNAUDITED)

	2011	2010
Cash Flows from Operating Activities:
Net Income	$17,836,983	$13,042,181
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Equity income from subsidiaries	(18,124,080)	(13,042,181)
Decrease in accrued liabilities	(453,445)	-
Net Cash Used in Operating Activities	(740,542)	-

Cash Flows from Investing Activities:	-	-

Cash Flows from Financing Activities
Investment in subsidiary	(100)	-
Proceeds from private placement	310,951	-
Net Cash Provided by Financing Activities	310,851	-

Net Increase in Cash and Cash Equivalents	(429,691)	-
Cash and Cash Equivalents - Beginning of Period	496,995	-
Cash and Cash Equivalents - End of Period	$67,304	$-

22.  Subsequent Events

These financial statements were approved by the management and available for issuance on September 9, 2011. Management has evaluated subsequent events through this date.

2,580,022  Shares of Common Stock

CHINA INDUSTRIAL STEEL INC.

Prospectus

September 28 , 2011

Until _____________, 2011 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.